Exhibit 99.1

THIRD QUARTER REPORT 2016

All amounts expressed in US dollars

Barrick Reports Third Quarter 2016 Results

•

Barrick reported net earnings attributable to equity holders of Barrick (“net earnings”) of $175 million ($0.15 per share), and adjusted net earnings[1] of $278 million ($0.24 per share), for the third quarter.

•

The Company reported revenues of $2.30 billion in the third quarter, and net cash provided by operating activities (“operating cash flow”) was $951 million. Barrick generated $674 million in free cash flow[2] in the third quarter.

•	Gold production in the third quarter was 1.38 million ounces, at a cost of sales applicable to gold of $766 per ounce, and all-in sustaining costs[3] of $704 per ounce.

•	We have increased our gold production guidance for 2016 to 5.25-5.55 million ounces, up from our original range of 5.00-5.50 million ounces.

•

Cost of sales applicable to gold is expected to be $800-$850 per ounce for the full year. We have reduced our 2016 all-in sustaining cost[3] guidance to $740-$775 per ounce, marking three consecutive quarters of improved full-year cost guidance.

•	Total debt has been reduced by $1.4 billion year-to-date, and we remain on track to achieve our $2 billion debt reduction target for the year.

•	We are partnering with Cisco for the digital reinvention of our business, beginning with the development of a flagship digital operation at Cortez.

•	During the quarter, we appointed Mark Hill as Barrick’s first Chief Investment Officer, bringing added consistency and rigor to all capital allocation decisions at the Company.

•	We also appointed George Bee to evaluate a Lama starter project, with the potential to become the first stage of a phased development plan for Pascua-Lama.

TORONTO, October 26, 2016 — Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) (“Barrick” or the “Company”) today reported net earnings of $175 million ($0.15 per share) for the third quarter, and adjusted net earnings1 of $278 million ($0.24 per share).

Robust cash flow generation and low all-in sustaining costs3 in the third quarter reflect our focus on productivity, efficiency, cost management, and capital discipline. Through our collaboration with Cisco, we will leverage digital technologies and innovation to unlock even more value, while improving decision-making and performance across the entire organization.

We remain on track to reduce our debt by $2 billion this year. With a stronger balance sheet, we will be better able to withstand gold price volatility, with greater flexibility to invest in our business to grow free cash flow per share over the long term. In support of this objective, we are growing margins at our existing operations through innovation and productivity improvements, and we are advancing a deep pipeline of internal growth projects, many of which are located at or near existing operations and infrastructure. At the same time, we are continuously evaluating external opportunities. The appointment of Mark Hill as the Company’s first-ever Chief Investment Officer will bring added consistency and rigor to all capital allocation decisions. Ultimately, our objective is to grow free cash flow per share by allocating capital to opportunities that align with our strategic focus, and meet our 15 percent hurdle rate at a gold price of $1,200 per ounce. By doing so, we intend to deliver superior long-term value to our owners through metal price cycles.

FINANCIAL HIGHLIGHTS

Third quarter net earnings were $175 million ($0.15 per share), compared to a net loss of $264 million ($0.23 per share) in the prior-year period. Adjusted net earnings1 for the third quarter were $278 million ($0.24 per share), compared to $131 million ($0.11 per share) in the prior-year period. Higher earnings compared to the prior-year period reflect higher gold prices, and a decrease in operating costs, driven by lower fuel and energy prices, favorable foreign exchange movements, as well as the divestment of higher-cost mines. In addition, earnings benefited from lower exploration, evaluation, and project expenses, primarily driven by lower spending at Goldrush and Pascua-Lama, partially offset by the loss of earnings from divested sites, and higher income tax expense.

Significant adjusting items (pre-tax and non-controlling interest effects) in the third quarter of 2016 include:

•	$49 million in impairment charges, and $37 million in disposition on sale losses, primarily related to the write-down of our equity investment in Zaldívar based on final purchase price adjustments;

•	$34 million in insurance proceeds relating to the 2015 oxygen plant motor failure at Pueblo Viejo;

•	$30 million in losses on debt extinguishment; and

•	$19 million in unrealized foreign currency translation losses, primarily related to the Argentine peso.

Third quarter revenues were $2.30 billion, compared to $2.32 billion in the prior-year period. Operating cash flow in the third quarter was $951 million, compared to $1.26 billion in the third quarter of 2015. Higher operating cash flow in the prior-year period reflects the accounting treatment of $610 million in proceeds from our gold and silver streaming arrangement with Royal Gold. Excluding the proceeds from that transaction, operating cash flow for the third quarter of 2016 was $306 million higher than the prior-year period, despite lower production due to non-core asset sales.

Free cash flow2 for the third quarter was $674 million, marking six consecutive quarters of positive free cash flow. In the first nine months of 2016, we have generated approximately $1.13 billion in free cash flow2, despite lower production due to non-core asset sales. This demonstrates the impact of our driving focus on capital discipline, improved operational efficiency and productivity, and stronger cost management, underpinned by our Best-in-Class approach.

In connection with a continuous disclosure review by the Ontario Securities Commission, the Company has included additional disclosure with respect to its first and second quarter 2016 results in its third quarter Management Discussion & Analysis (“MD&A”) to provide greater prominence to

BARRICK THIRD QUARTER 2016	2	PRESS RELEASE

the Company’s GAAP measures for those periods, including segment by segment GAAP reconciliations, and GAAP cost guidance on a segment by segment basis for those periods. The additional disclosure can be found on pages 63 and 73 of our MD&A.

RESTORING A STRONG BALANCE SHEET

Strengthening our balance sheet is a top priority, and we remain on track to achieve our $2 billion debt reduction target for 2016. During the third quarter, we reduced our total debt by $461 million, and have completed more than $1.4 billion in debt repayments year to date, representing over 70 percent of our debt reduction target for the year. We expect to achieve our 2016 debt reduction target using existing cash balances and fourth quarter operating cash flow.

The Company’s liquidity position is strong and continues to improve, underpinned by robust free cash flow generation across the business, and modest near-term debt repayment obligations. In the first nine months of 2016, the Company generated $1.93 billion in operating cash flow, and $1.13 billion in free cash flow.2

At the end of the third quarter, Barrick had a consolidated cash balance of approximately $2.6 billion.4 The Company now has less than $200 million5 in debt due before 2019, and about $5 billion of our outstanding debt of $8.5 billion does not mature until after 2032. Over the medium term, we aim to reduce our total debt to below $5 billion.

OPERATING HIGHLIGHTS AND OUTLOOK

Our over-arching objective as a business is to grow our free cash flow per share. In support of this objective, our Best-in-Class approach is focused on driving industry-leading margins across three pillars. The first is business improvement, a continuous effort to make existing processes and systems as efficient as possible. The second is step changes, making fundamental changes to existing processes and systems, in ways that push performance beyond current limits. The third is innovation, which involves redesigning and reimagining systems and processes to achieve levels of performance not possible using existing methods and technology. We are now advancing a pipeline of initiatives across each of these pillars, reflected in falling costs, greater productivity, and improved capital discipline with each passing quarter. Our aspiration is to achieve and maintain all-in sustaining costs of $700 per ounce or lower by 2019.

Barrick produced 1.38 million ounces of gold in the third quarter at a cost of sales of $766 per ounce, compared to 1.66 million ounces at a cost of sales of $829 per ounce in the prior-year period. All-in sustaining costs3 in the third quarter were $704 per ounce, compared to $771 per ounce in the third quarter of 2015.

Compared to the first nine months of 2015, cost of sales applicable to gold declined by seven percent. Over the same period, all-in sustaining costs3 have fallen by 16 percent.

Please see page 36 of Barrick’s third quarter MD&A for individual operating segment performance details.

We now expect full-year gold production of 5.25-5.55 million ounces, up from our original estimate of 5.00-5.50 million ounces. Cost of sales applicable to gold is anticipated to be in the range of $800-

BARRICK THIRD QUARTER 2016	3	PRESS RELEASE

$850 per ounce. We have reduced our all-in sustaining cost3 guidance for 2016 to $740-$775 per ounce, down from $750-$790 per ounce at the end of the second quarter, and below our original 2016 guidance of $775-$825 per ounce. Please see Appendix 1 of this press release for individual mine site guidance updates.

Capital expenditures for 2016 are now expected to be $1.20-$1.30 billion, down from $1.25-$1.40 billion at the end of the second quarter, and below our original 2016 guidance range of $1.35-$1.65 billion.

Gold	Third Quarter 2016	Current 2016 Guidance	Original 2016 Guidance
Production[6] (000s of ounces)	1,381	5,250-5,550	5,000-5,500
Cost of sales applicable to gold ($ per ounce)	766	800-850	N/A
All-in sustaining costs[3] ($ per ounce)	704	740-775	775-825
Cash costs[3] ($ per ounce)	518	540-565	550-590

Copper
Production[6] (millions of pounds)	100	380-430	370-410
Cost of sales applicable to copper ($ per pound)	1.47	1.35-1.55	N/A
All-in sustaining costs[7] ($ per pound)	2.02	2.00-2.20	2.05-2.35
C1 cash costs[7] ($ per pound)	1.50	1.40-1.60	1.45-1.75

Total Capital Expenditures[8] ($ millions)	271	1,200-1,300	1,350-1,650

Veladero Update

Operations at the Veladero mine in Argentina were suspended from September 15 until October 4 after falling ice damaged a pipe carrying process solution in the leach pad area, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained in the area of the mine where the incident occurred, and returned to the leach pad. Extensive water monitoring in the area confirmed the incident did not result in any environmental impacts. The Company immediately completed a series of remedial works required by provincial authorities, including increasing the height of the perimeter berms that surround the leach pad, to prevent such an incident from occurring again.

In addition to these works, and in keeping with our vision for a digital Barrick, we are making Veladero a trial site for digital technology that will enhance our environmental and water monitoring activities, while also providing greater transparency to authorities and communities.

Reflecting the impact of this temporary suspension, along with adverse weather conditions, we now expect 2016 production from Veladero to be in the range of 530,000-580,000 ounces of gold, down from our previous guidance of 580,000-640,000 ounces. Cost of sales applicable to gold at Veladero is now expected to be in the range of $820-$900 per ounce for 2016. All-in sustaining cost3 guidance has been increased slightly to $800-$870 per ounce, from the previous range of $790-$860 per ounce.

BARRICK THIRD QUARTER 2016	4	PRESS RELEASE

Copper

Copper production in the third quarter was 100 million pounds at a cost of sales attributable to copper of $1.47 per pound, and all-in sustaining costs7 of $2.02 per pound.

We continue to expect copper production for 2016 in the range of 380-430 million pounds, at a cost of sales applicable to copper between $1.35-1.55 per pound. Copper all-in sustaining cost7 guidance for 2016 has been narrowed to $2.00-$2.20 per pound.

DIGITAL BARRICK UPDATE

During the quarter, we announced that we are partnering with Cisco to drive the digital reinvention of our business. Through this collaboration, we will harness digital technology to unlock value across our business, helping us grow our cash flow per share by enhancing productivity and efficiency at our mines, and improving decision-making and performance across our business. Just as importantly, digital technology will allow us to reduce our environmental impact, and be even more transparent with our local partners, including communities, local governments, and NGOs.

Our collaboration with Cisco is strategic: we are working together to define opportunities and—by combining our knowledge, networks, and resources—to develop new technology solutions.

We have already begun working together to develop a flagship digital operation at the Cortez mine in Nevada—embedding digital technology throughout the mine to deliver better, faster, and safer mining. Ultimately, the goal at Cortez is to redefine best-in-class mining.

With the Cortez test case proven, Cisco will support us as we transform our entire business over time—bringing digital technology to all of our mines, as well as to our head office. New digital tools will permit Barrick’s leaders to make decisions with greater speed, precision, and productivity, and will better equip the Company to assess and mitigate risk.

Overall, our approach to digital reinvention is similar to that used in agile software development. Work is phased, a proof-of-concept is demonstrated, and if it succeeds, it receives more funding so it can be swiftly implemented and accelerated. If a project is not delivering benefits within six weeks, we will make adjustments, or stop. This approach minimizes upfront capital and execution risk.

We will apply the same rigor and scrutiny to digital projects as we would for any other capital allocation decision. All significant investments will need to be approved by our Investment Committee.

We have earmarked approximately $100 million for digital projects in 2016 and 2017. This is money we will invest directly in our business. Our Investment Committee has approved the first wave of digital projects at the Cortez mine with a budget of up to $50 million in 2016 and 2017. These include:

•

The implementation of a short-interval control system underground. The system, commonly employed in manufacturing, will use sensors to ensure that both people and equipment are performing according to plan, and at the highest level, driving improvements in daily tonnage rates and labor productivity. Any deviations from plans can be immediately identified, addressed, and resolved.

BARRICK THIRD QUARTER 2016	5	PRESS RELEASE

•

The implementation of a tele-remote system. Equipment operators will no longer spend significant time traveling between the surface and the operating face—time during which equipment sits idle. Instead, they will operate underground equipment (including drills, road-headers, loaders, and haul trucks) from a comfortable, centralized control room on the surface, using reliable and continuous data feeds to inform their decisions. These changes are expected to improve overall productivity, and decrease operating costs, while reducing the number of people underground.

•

The digitization of maintenance management. The mine will implement a tablet-based digital workflow and task-management system that will replace the existing paper-based system. These changes are expected to increase equipment availability, and reduce unplanned maintenance work, leading to lower parts inventory, improved continuity of production, and lower operating costs.

•

The automation of the processing plant. The mine will implement an advanced operating control system at the processing plant, building on recent system upgrades to optimize crushing, grinding, and carbon leaching and handling circuits for improved gold recovery.

•	The consolidation of data. The mine will connect up to 150 distinct systems and data sources to one data management platform, which will enable better analysis, planning, and decision-making.

In parallel with these projects, we have also begun to explore how to leverage digital technologies to streamline the permitting process, with better transparency.

Planning for the next wave of projects will continue in parallel with the implementation of the current, first wave.

PROJECT UPDATE

The Pascua-Lama project, located on the border between Chile and Argentina, is one of the world’s most attractive undeveloped gold and silver deposits, with the potential to generate significant free cash flow over a long mine life. During the third quarter, we announced the appointment of George Bee as Senior Vice President for Lama and Frontera District Development. Mr. Bee and his team are now advancing a scoping study on the use of underground mining methods for a Lama starter project on the Argentinean side of the Pascua-Lama project. Such a project could represent the first stage of a phased development plan for Pascua-Lama. Concurrently, the team in Chile remains focused on optimizing the Chilean components of the project, while addressing outstanding legal, regulatory, and permitting matters.

Our Investment Committee will continue to scrutinize the project as it advances, applying a high degree of consistency and rigor—as we do for all capital allocation decisions at the Company—before further review by the Executive Committee and the Board at each stage of advancement.

TECHNICAL INFORMATION

The scientific and technical information contained in this press release has been reviewed and approved by Steven Haggarty, P. Eng., Senior Director, Metallurgy of Barrick, who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

BARRICK THIRD QUARTER 2016	6	PRESS RELEASE

APPENDIX 1 – Updated 2016 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	Production (millions of ounces)	Cost of sales ($ per ounce)	All-in sustaining costs[3] ($ per ounce)	Cash costs[3] ($ per ounce)
Goldstrike	1.050-1.100	860-900	720-760	570-590
Cortez	1.000-1.050	880-920	510-530	420-440
Pueblo Viejo (60%)	0.670-0.700	630-660	520-540	400-410
Veladero	0.530-0.580	820-900	800-870	560-610
Lagunas Norte	0.425-0.450	680-720	560-590	400-430
Sub-total	3.700-3.900	790-840	620-650	480-500
Acacia (63.9%)	~0.520	890-930	950-980	670-700
KCGM (50%)	0.350-0.375	760-810	700-750	630-680
Turquoise Ridge (75%)	0.255-0.275	600-650	650-700	500-540
Porgera (47.5%)	0.230-0.250	790-860	850-920	650-700
Hemlo	0.215-0.230	780-830	830-880	660-700
Golden Sunlight	0.030-0.045	1,220-1,420	1,200-1,250	1,050-1,150
Total Gold	5.250-5.550[9]	800-850	740-775	540-565

COPPER PRODUCTION AND COSTS
	Production (millions of pounds)	Cost of sales ($ per pound)	All-in sustaining costs[7] ($ per pound)	C1 cash costs[7] ($ per pound)
Zaldívar (50%)	100-120	1.95-2.15	2.10-2.30	1.60-1.80
Lumwana	270-290	1.10-1.20	1.80-2.10	1.20-1.50
Jabal Sayid (50%)	10-20	2.10-2.90	2.80-3.10	1.90-2.20
Total Copper	380-430	1.35-1.55	2.00-2.20	1.40-1.60

CAPITAL EXPENDITURES

($ millions)
Mine site sustaining	1,050-1,100
Project[10]	150-200
Total Capital Expenditures	1,200-1,300

BARRICK THIRD QUARTER 2016	7	PRESS RELEASE

APPENDIX 2 – 2016 Outlook Assumptions and Economic Sensitivity Analysis

	2016 Guidance Assumption	Hypothetical Change	Impact on Revenue (millions)	Impact on Cost of sales (millions)	Impact on All-in sustaining costs[3,7]
Gold revenue, net of royalties	$1,250/oz	+/- $100/oz	+/- $123	n/a	+/- $3/oz
Copper revenue, net of royalties	$2.10/lb	+/- $0.50/lb	+/- $50	n/a	+/- $0.04/lb

Gold all-in sustaining costs[3]
Gold royalties & production taxes	$1,250/oz	+/- $100/oz	n/a	+/- $3	+/- $3/oz
WTI crude oil price[11]	$45/bbl	+/- $10/bbl	n/a	+/- $2	+/- $1/oz
Australian dollar exchange rate	0.76 : 1	+/- 10%	n/a	+/- $7	+/- $6/oz
Canadian dollar exchange rate	1.30 : 1	+/- 10%	n/a	+/- $8	+/- $6/oz

Copper all-in sustaining costs[7]
WTI crude oil price[11]	$45/bbl	+/- $10/bbl	n/a	+/- $1	+/- $0.01/lb
Chilean peso exchange rate	670 : 1	+/- 10%	n/a	+/- $2	+/- $0.02/lb

ENDNOTE 1

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals), gains (losses) and other one-time costs relating to acquisitions or dispositions, foreign currency translation gains (losses), significant tax adjustments not related to current period earnings and unrealized gains (losses) on non-hedge derivative instruments. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Net earnings (loss) attributable to equity holders of the Company	$ 175	($ 264)	$ 230	$ (216)
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	49	452	54	492
Acquisition/disposition (gains)/losses	37	(54)	35	(80)
Foreign currency translation (gains)/losses	19	(43)	181	(12)
Significant tax adjustments[1]	5	7	59	39
Other expense adjustments[2]	1	67	75	95
Unrealized gains on non-hedge derivative instruments	(12)	3	(23)	7
Tax effect and non-controlling interest	4	(37)	(48)	(72)

Adjusted net earnings	$ 278	$ 131	$ 563	$ 253

Net earnings (loss) per share[3]	0.15	(0.23)	0.20	(0.19)
Adjusted net earnings per share[3]	0.24	0.11	0.48	0.22

[1]	Significant tax adjustments for the current year primarily relate to a tax provision booked by Acacia in Q1 2016.
[2]	Other expense adjustments for the current year relate to losses on debt extinguishment, the impact of the decrease in the discount rate used to calculate the provision for environmental remediation at our closed mines and a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

BARRICK THIRD QUARTER 2016	8	PRESS RELEASE

ENDNOTE 2

“Free cash flow” is a non-GAAP financial performance measure which excludes capital expenditures from Net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Net cash provided by operating activities	$ 951	$ 1,255	$ 1,929	$ 2,096
Capital expenditures	(277)	(389)	(800)	(1,402)

Free cash flow	$ 674	$ 866	$ 1,129	$ 694

ENDNOTE 3

“Cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures. “Cash costs” per ounce is based on cost of sales but excludes, among other items, the impact of depreciation. “All-in sustaining costs” per ounce begins with “Cash costs” per ounce and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and minesite exploration and evaluation costs. Barrick believes that the use of “cash costs” per ounce and “all-in sustaining costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended September 30,		For the nine months ended September 30,
	Footnote	2016	2015	2016	2015
Cost of sales related to gold production		$ 1,202	$ 1,491	$ 3,632	$ 4,329
Depreciation		(373)	(399)	(1,107)	(1,151)
By-product credits	1	(59)	(54)	(143)	(166)
Realized (gains)/losses on hedge and non-hedge derivatives	2	15	30	71	78
Non-recurring items	3	34	(61)	24	(61)
Other	4	(9)	7	(24)	18
Non-controlling interests (Pueblo Viejo and Acacia)	5	(92)	(104)	(267)	(316)

Cash costs		$ 718	$ 910	$ 2,186	$ 2,731

General & administrative costs		71	44	217	181
Minesite exploration and evaluation costs	6	10	11	26	36
Minesite sustaining capital expenditures	7	236	342	646	1,056
Rehabilitation - accretion and amortization (operating sites)	8	16	43	41	119
Non-controlling interest, copper operations and other	9	(75)	(119)	(209)	(276)

BARRICK THIRD QUARTER 2016	9	PRESS RELEASE

All-in sustaining costs		$ 976	$ 1,231	$ 2,907	$ 3,847

Project exploration and evaluation and project costs	6	34	75	129	233
Community relations costs not related to current operations		1	5	6	12
Project capital expenditures	7	35	42	124	181
Rehabilitation - accretion and amortization (non-operating sites)	8	2	3	7	9
Non-controlling interest and copper operations	9	(7)	(12)	(38)	(23)

All-in costs		$ 1,041	$ 1,344	$ 3,135	$ 4,259

Ounces sold - equity basis (000s ounces)	10	1,386	1,596	3,984	4,447

Cost of sales per ounce	11,12	$ 766	$ 829	$ 803	$ 863

Cash costs per ounce	12	$ 518	$ 570	$ 549	$ 614
Cash costs per ounce (on a co-product basis)	12,13	$ 550	$ 592	$ 575	$ 639

All-in sustaining costs per ounce	12	$ 704	$ 771	$ 730	$ 866
All-in sustaining costs per ounce (on a co-product basis)	12,13	$ 736	$ 793	$ 756	$ 891

All-in costs per ounce	12	$ 751	$ 842	$ 787	$ 958
All-in costs per ounce (on a co-product basis)	12,13	$ 783	$ 864	$ 813	$ 983

1	By-product credits

Revenues include the sale of by-products for our gold and copper mines for the three months ended September 30, 2016, of $50 million (2015: $32 million) and the nine months ended September 30, 2016 of $110 million (2015: $106 million); energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended September 30, 2016, of $9 million (2015: $22 million) and the nine months ended September 30, 2016, of $33 million (2015: $60 million).

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $15 million and $59 million (2015: $24 million and $66 million, respectively) for the three and nine months ended September 30, 2016, respectively, and realized non-hedge losses of $nil and $12 million (2015: $6 million and $12 million, respectively) for the three and nine months ended September 30, 2016, respectively. Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

Non-recurring items in 2016 consist of $34 million in a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo and $10 million in abnormal costs at Veladero. These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

4	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $1 million and $5 million, respectively, (2015: $5 million and $10 million, respectively) and adding the cost of treatment and refining charges of $3 million and $12 million, respectively (2015: $3 million and $10 million, respectively). 2016 includes the removal of cash costs associated with our Pierina mine which is mining incidental ounces as it enters closure of $14 million and $42 million, respectively.

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $124 million and $381 million, respectively, for the three and nine month periods ended September 30, 2016 (2015: $168 million and $493 million, respectively). Refer to Note 5 of the Financial Statements for further information.

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of our third quarter MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo, Cortez Lower Zone and Lagunas Norte Refractory Ore Project. Refer to page 31 of our third quarter MD&A.

8	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and Arturo. In 2016, figures remove the impact of Pierina. The impact is summarized as the following:

BARRICK THIRD QUARTER 2016	10	PRESS RELEASE

($ millions)	For the three months ended September 30,		For the nine months ended September 30,
Non-controlling interest, copper operations and other	2016	2015	2016	2015
General & administrative costs	($ 8)	($ 23)	($ 31)	($ 48)
Minesite exploration and evaluation costs	(2)	(2)	(6)	(5)
Rehabilitation - accretion and amortization (operating sites)	(2)	(5)	(5)	(9)
Minesite sustaining capital expenditures	(63)	(89)	(167)	(214)
All-in sustaining costs total	($ 75)	($ 119)	($ 209)	($ 276)
Project exploration and evaluation and project costs	(3)	(2)	(8)	(2)
Project capital expenditures	(4)	(10)	(30)	(21)
All-in costs total	($ 7)	($ 12)	($ 38)	($ 23)

10	Ounces sold - equity basis

In 2016, figures remove the impact of Pierina as the mine is currently going through closure.

11	Cost of sales per ounce

In 2016, figures remove the cost of sales impact of Pierina of $17 million and $52 million, respectively for the three and nine month periods ended September 30, 2016, as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold productions. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
By-product credits	$ 59	$ 54	$ 143	$ 166
Non-controlling interest	(14)	(16)	(40)	(48)
By-product credits (net of non-controlling interest)	$ 45	$ 38	$ 103	$ 118

ENDNOTE 4

Includes $674 million cash held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

ENDNOTE 5

Amount excludes capital leases and includes project financing payments at Pueblo Viejo (60 percent basis) and Acacia (100 percent basis).

ENDNOTE 6

Barrick’s share.

ENDNOTE 7

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not

BARRICK THIRD QUARTER 2016	11	PRESS RELEASE

be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Cost of sales	$ 66	$ 209	$ 235	$ 698
Depreciation/amortization[1]	(10)	(18)	(30)	(80)
Treatment and refinement charges	36	46	120	129
Cash cost of sales applicable to equity method investments[2]	68	-	154	-
Less: royalties	(7)	(15)	(32)	(85)

C1 cash cost of sales	$ 153	$ 222	$ 447	$ 662

General & administrative costs	-	6	11	17
Rehabilitation - accretion and amortization	1	2	5	6
Royalties	7	15	32	85
Minesite sustaining capital expenditures	44	61	121	132

All-in sustaining costs	$ 205	$ 306	$ 616	$ 902

Pounds sold - consolidated basis (millions pounds)	102	145	298	378

Cost of sales per pound[3,4]	$1.47	$ 1.44	$1.42	$ 1.85

C1 cash cost per pound[3]	$1.50	$ 1.53	$1.50	$ 1.75

All-in sustaining costs per pound[3]	$2.02	$2.11	$2.08	$ 2.39

[1]	For the three and nine month periods ended September 30, 2016, depreciation excludes $15 million and $34 million, respectively, of depreciation applicable to equity method investments.
[2]	For the three and nine month periods ended September 30, 2016, figures include $46 million and $131 million, respectively, of cash costs related to our 50% share of Zaldívar due to the divestment of 50% of our interest in the mine on December 1, 2015, as well as $23 million and $23 million, respectively of cash costs related to our 50% share of Jabal Sayid due to the divestment of 50% of our interest in the mine on December 4, 2014 and subsequent accounting as an equity method investments.
[3]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[4]	Cost of sales related to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

ENDNOTE 8

Barrick’s share on an accrued basis.

ENDNOTE 9

Operating unit guidance ranges for production reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.

ENDNOTE 10

We have combined our previous capital expenditure categories of Minesite expansion and Projects into one category called Project.

ENDNOTE 11

Due to our fuel hedging activities, which are reflected in these sensitivities, we are partially protected against changes in this factor.

BARRICK THIRD QUARTER 2016	12	PRESS RELEASE

Key Statistics

Barrick Gold Corporation
(in United States dollars)	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Financial Results (millions)
Revenues	$ 2,297	$ 2,315	$ 6,239	$ 6,791
Cost of sales	1,291	1,742	3,951	5,139
Net earnings (loss)[1]	175	(264)	230	(216)
Adjusted net earnings[2]	278	131	563	253
Adjusted EBITDA[2]	1,196	942	2,778	2,465
Total project capital expenditures[3]	35	42	124	198
Total capital expenditures - sustaining[3]	236	342	646	1,056
Operating cash flow	951	1,255	1,929	2,096
Free cash flow[2]	674	866	1,129	694
Per Share Data (dollars)
Net earnings (loss) (basic and diluted)	0.15	(0.23)	0.20	(0.19)
Adjusted net earnings (basic)[2]	0.24	0.11	0.48	0.22
Weighted average basic and diluted common shares (millions)	1,165	1,165	1,165	1,165

Operating Results
Gold production (thousands of ounces)[4]	1,381	1,663	4,001	4,498
Gold sold (thousands of ounces)[4]	1,386	1,596	3,984	4,447
Per ounce data
Average spot gold price	$ 1,335	$ 1,124	$ 1,260	$ 1,178
Average realized gold price[2]	1,333	1,125	1,259	1,176
Cost of sales (Barrick’s share)[5]	766	829	803	863
All-in sustaining costs[2]	704	771	730	866

Copper production (millions of pounds)[6]	100	140	314	373
Copper sold (millions of pounds)	102	145	298	378

Per pound data
Average spot copper price	$ 2.16	$ 2.39	$ 2.14	$ 2.58
Average realized copper price[2]	2.18	2.18	2.17	2.44
Cost of sales (Barrick’s share)[7]	1.47	1.44	1.42	1.85
All-in sustaining costs[2]	2.02	2.11	2.08	2.39

			As at September 30,	As at December 31,
			2016	2015
Financial Position (millions)
Cash and equivalents			$ 2,648	$ 2,455
Working capital (excluding cash)			1,200	1,310

[1]	Net earnings (loss) represents net earnings attributable to the equity holders of the Company.
[2]	Adjusted net earnings, adjusted EBITDA, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 49 - 62 of this MD&A.
[3]	Amounts presented on a 100% accrued basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]	Production includes Acacia on a 63.9% basis and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production. Also includes production from Bald Mountain and Round Mountain up to January 11, 2016, the effective date of sale of the assets. 2015 includes production from Porgera on a 95% basis up to August 2015 and on a 47.5% basis thereafter, whereas 2016 figures are on a 47.5% basis reflecting the sale of 50% of our interest in Porgera in third quarter 2015. Sales include our equity share of gold sales from Acacia and Pueblo Viejo.
[5]	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on our share basis excluding Pierina divided by gold ounces sold.
[6]	In 2016, reflects production from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and 100% of Lumwana. 2015 production includes Zaldívar on a 100% basis prior to the sale of 50% of the mine in fourth quarter 2015, and 100% of Lumwana.
[7]	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

BARRICK THIRD QUARTER 2016	13	SUMMARY INFORMATION

Production and Cost Summary

	Production
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Gold (equity ounces (000s))
Goldstrike	293	328	805	741
Cortez	254	321	749	647
Pueblo Viejo[1]	189	172	511	438
Lagunas Norte	101	108	325	441
Veladero	116	143	367	443
Turquoise Ridge	72	55	201	156
Acacia[2]	131	104	394	339
Other Mines - Gold[3]	225	432	649	1,293
Total	1,381	1,663	4,001	4,498

Copper (equity pounds)[4] (millions)	100	140	314	373

	Cost of Sales per unit (Barrick’s share)
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Gold Cost of Sales per ounce ($/oz)[5]
Goldstrike	$805	$718	$841	$720
Cortez	874	684	921	915
Pueblo Viejo[1]	521	854	612	890
Lagunas Norte	651	792	661	664
Veladero	905	908	861	795
Turquoise Ridge	563	717	606	702
Acacia[2]	850	1,036	863	1,021
Total	$766	$829	$803	$863

Copper Cost of Sales per pound ($/lb)[6]	$1.47	$1.44	$1.42	$1.85

	All-in sustaining costs[7]
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Gold All-in sustaining costs ($/oz)
Goldstrike	$681	$558	706	$698
Cortez	531	501	517	711
Pueblo Viejo[1]	425	554	509	628
Lagunas Norte	530	581	557	510
Veladero	651	914	693	957
Turquoise Ridge	583	738	631	745
Acacia[2]	998	1,195	961	1,153
Total	$704	$771	$730	$866

Copper All-in sustaining costs ($/lb)	$2.02	$2.11	$2.08	$2.39

[1]	Reflects production from Pueblo Viejo on a 60% basis, which reflects our equity share of production.
[2]	Reflects production from Acacia on a 63.9% basis, which reflects our equity share of production.
[3]	In 2016, Other Mines - Gold includes Golden Sunlight, Hemlo, Porgera on a 47.5% basis and Kalgoorlie. Also includes production from Bald Mountain and Round Mountain up to January 11, 2016, the effective date of sale of these assets. In 2015, Other Mines - Gold included Bald Mountain, Round Mountain, Golden Sunlight, Hemlo, Pierina, Cowal, Ruby Hill, Porgera on a 95% basis up to August 2015 and on a 47.5% basis thereafter, and Kalgoorlie.
[4]	In 2016, reflects production from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and 100% of Lumwana. 2015 production includes Zaldívar on a 100% basis prior to the sale of 50% of the mine in fourth quarter 2015, and 100% of Lumwana.
[5]	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on our share basis excluding Pierina divided by gold ounces sold.
[6]	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.
[7]	All-in sustaining costs is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of this non-GAAP measure to the most directly comparable IFRS measure, please see pages 49 - 62 of this MD&A.

BARRICK THIRD QUARTER 2016	14	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine month periods ended, September 30, 2016, in comparison to the corresponding prior–year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of October 26, 2016, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and nine month periods ended September 30, 2016 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 81 to 99. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2015, the related annual MD&A included in the 2015 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “objective”, “aim”, “intend”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, all-in-sustaining costs per ounce/pound, cash costs per ounce and C1 cash costs per pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) targeted debt and cost reductions; (vi) targeted investments by Barrick’s Growth Group; (vii) mine life and production rates; (viii) potential mineralization and metal or mineral recoveries; (ix) Barrick’s

Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (x) the Lama starter project and the potential for phased in development of the Pascua Lama project; (xi) timing and completion of acquisitions; (xii) asset sales or joint ventures; and (xiii) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of Management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those

BARRICK THIRD QUARTER 2016	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives and investments targeted by the Growth Group will meet the company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK THIRD QUARTER 2016	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN PRESENTATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use the following non-GAAP financial performance measures in our MD&A:

•	“adjusted net earnings”
•	“free cash flow”
•	“EBITDA”
•	“adjusted EBITDA”
•	“cash costs per ounce”
•	“C1 cash costs per pound”
•	“all-in sustaining costs per ounce/pound”
•	“all-in costs per ounce” and
•	“realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 49 to 62. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 80. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under International Financial Reporting Standards (“IFRS”), and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In 2016, we made changes to the following non-GAAP performance measures:

EBITDA

Starting with this third quarter 2016 MD&A, we have presented this reconciliation for each of our reportable operating segments. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in understanding the details of this non-GAAP metric on a segment-by-segment basis.

Adjusted net earnings

We amended the reconciliation from net earnings to adjusted net earnings to present the adjusting items on a pre-tax and fully consolidated basis, and including the tax effect and non-controlling interest as a separate line. We believe that this change will assist analysts, investors and other stakeholders of Barrick to better understand how we calculate this non-GAAP performance measure and simplify how it reconciles to our financial statements. This change to the presentation of our reconciliation does not result in any change to the final calculation of adjusted net earnings.

Cash costs per ounce, all-in sustaining cash costs per ounce and all-in costs per ounce

Starting with the third quarter 2016 MD&A, we have presented this reconciliation for each of our reportable operating segments. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in understanding the details of these non-GAAP metrics on a segment-by-segment basis.

Starting with the second quarter 2016 MD&A, we condensed and simplified the reconciliation from cost of sales to “cash costs”, “all-in sustaining costs” and “all-in costs”, including on a per ounce basis for gold and per pound basis for copper, to present items on a fully consolidated basis and include non-controlling interest as a separate line. As part of this simplification, we have grouped several minor items into one line labeled “Other”, with further detail in the footnote to the reconciliation. We believe that these changes will assist analysts, investors and other stakeholders of Barrick to better understand how we calculate these non-GAAP performance measures and simplify how they reconcile to our financial statements. This change to the presentation of our reconciliation does not result in any change to the figures calculated, except as noted below for “all-in costs”.

Also starting with the second quarter 2016 MD&A, we adjusted the amount included as “project exploration and evaluation costs and project costs” as part of our “all-in costs” measure to include all exploration and evaluation costs related to our advanced mining and business improvement projects and corporate development activities, where previously it did not. The impact of this adjustment for the three and nine month periods ended September 30, 2016 was $11/oz and $23/oz, respectively (2015: $36/oz and $48/oz, respectively). We believe this change will assist analysts, investors and other stakeholders of Barrick in understanding all of the expenditures related to growing our business.

The tables on pages 49 to 62 reconcile these non-GAAP measures to the most directly comparable IFRS measures and previous period reconciliations have been modified to be presented in a manner consistent with our current format.

BARRICK THIRD QUARTER 2016	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK THIRD QUARTER 2016	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OVERVIEW

Review of 2016 Third Quarter Results and Full Year Outlook

FINANCIAL AND OPERATING HIGHLIGHTS

Balance Sheet and Liquidity

Our liquidity position is strong and continues to improve, with robust cash flow generation, modest near-term debt repayment obligations, a $4 billion undrawn credit facility and a consolidated cash balance of $2.6 billion1. Net cash provided by operating activities (“operating cash flow”) was $951 million and $1,929 million, respectively, for the three and nine month periods ended September 30, 2016. Free cash flow2 was $674 million and $1,129 million, respectively, continuing the trend of positive free cash flow in six consecutive quarters.

We announced in our fourth quarter 2015 MD&A our intention to reduce our total debt by at least $2 billion in 2016. We have already made debt reductions of more than $1.4 billion this year, including $0.5 billion in the three months ended September 30, 2016, using a combination of proceeds from our sale of Bald Mountain and 50% interest in Round Mountain and free cash flow from operations. We expect to be able to meet our $2 billion target from existing cash balances and fourth quarter operating cash flow, assuming current market prices for gold.

Cost Performance

In the third quarter of 2016, we continued our focus on capital discipline, identifying productivity and efficiency savings opportunities through our Best-in-Class program and maintaining reductions in corporate overhead. Cost of sales per ounce related to gold3 for the three and nine month periods ended September 30, 2016 were $766 and $803 per ounce, a decrease of 8% and 7% respectively, and minesite sustaining capital expenditures decreased 31% and 39% compared to the same prior year periods. Combined with a positive change in our sales mix as a result of the divestment of our high cost mine sites, this helped us reduce our all-in sustaining costs2 for the three and nine month periods ended September 30, 2016 by 9% and 16% to $704 and $730 per ounce, respectively, compared to the prior year periods. We are now providing cost of sales per ounce3 guidance of $800 to $850 per ounce and we are once again lowering our 2016 all-in sustaining cost guidance to $740 to $775 per ounce from $750 to $790 per ounce as we continue to focus on cost controls, capital discipline and identify and implement Best-in-Class productivity and efficiency initiatives.

Net Earnings (Loss), Adjusted Net Earnings, Operating Cash Flow and Free Cash Flow

Net earnings attributable to equity holders of Barrick (“net earnings”) for the third quarter of 2016 was $175 million compared with a net loss of $264 million in the third quarter of 2015. This significant improvement in earnings was largely due to a $476 million goodwill impairment charge recorded in the third quarter of 2015. We also benefited from higher gold prices and a decrease in operating costs owing to lower fuel and energy prices, despite a significant proportion of our oil exposure being hedged, favorable foreign exchange movements as well as the divestment of higher cost mines. In addition, net earnings benefited from lower exploration, evaluation and project expenses, primarily driven by lower spending at Goldrush and Pascua-Lama, partially offset by the loss of earnings from our divested sites and higher income tax expense. After adjusting for items that are not indicative of future operating results, adjusted net earnings2 of $278 million for the third quarter of 2016 was 112% higher than the third quarter of 2015, primarily as a result of the same factors affecting net earnings, excluding the impact of the goodwill impairment charge. Significant adjusting items (pre-tax and non-controlling interest effects) in the third quarter of 2016 include:

•	$49 million in impairment charges primarily relating to the write down of our equity method investment in Zaldívar due to the final purchase price adjustments recorded;
•	$37 million in disposition on sale losses mainly relating to the final purchase price adjustments relating to our equity method investment in Zaldívar;
•	$34 million in insurance proceeds relating to the 2015 oxygen plant motor failure at Pueblo Viejo;
•	$30 million in losses on debt extinguishment; and
•	$19 million in unrealized foreign currency translation losses primarily related to the Argentine peso.

Refer to page 50 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

BARRICK THIRD QUARTER 2016	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings for the nine month period ended September 30, 2016 was $230 million compared to a net loss of $216 million in the same prior year period. The improvement in net earnings was caused by higher sales volumes (excluding the impact of divested sites) combined with higher gold prices, and decreased operating costs and exploration, evaluation and project expenses. These were partially offset by the realization of deferred currency translation losses in Australia of $91 million during the first quarter 2016, combined with increased income tax expense and depreciation expense. Earnings were also impacted by impairment charges of $492 million in 2015 compared to $54 million in 2016. After adjusting for items that are not indicative of future operating results, adjusted net earnings2 of $563 million for the nine month period ended September 30, 2016 was 123% higher than the same prior year period primarily as a result of the same factors affecting net earnings, excluding the impact of the impairment charges. Significant adjusting items (pre-tax and non-controlling interest effects) in the first nine months of 2016 include:

•

$181 million in foreign currency translation losses, including the deferred currency translation losses released as a result of the disposal and reorganization of certain Australian entities in the first quarter 2016 and unrealized foreign currency translation losses related to the devaluation of the Argentine Peso on VAT receivables;

•

$75 million in other expense adjustments primarily relating to losses on debt extinguishment and the impact of the decrease in the discount rate for the provision for environmental remediation at our closed mines; and

•	$59 million in significant tax adjustments primarily relating to a tax provision in Acacia in the first quarter 2016.

Refer to page 50 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

BARRICK THIRD QUARTER 2016	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

In the third quarter of 2016, we generated $951 million in operating cash flow, compared to $1,255 million in the same prior year period. The decrease was primarily due to the third quarter of 2015 reflecting a $610 million deposit relating to the gold and silver streaming arrangement with Royal Gold. Excluding this transaction, operating cash flow for the third quarter of 2016 was $306 million higher than the same prior year period despite the reduction in operating cash flow from the disposition of some non-core assets. We benefited from higher market gold prices and lower operating costs, as a result of lower energy and fuel costs (despite being hedged on a significant portion of our fuel consumption) combined with the continued realization of lower labor, consumable and contractor costs and improved operating efficiencies resulting from our Best-in-Class initiatives and also lower cash interest paid. These operating cash flow improvements were partially offset by the impact of higher income taxes paid and unfavorable working capital movements, mainly as a result of supplies inventory balances. Free cash flow2 for the three months ended September 30, 2016, was $674 million, a decrease of $192 million from the same prior year period as a result of the $610 million deposit recorded during the third quarter of 2015. Excluding the streaming deposit transaction, free cash flow increased $418 million compared to the third quarter of 2015 which reflects decreasing capital expenditures as a result of our capital discipline combined with higher operating cash flow. We have now generated positive free cash flow in six consecutive quarters, reflecting our emphasis on cost control and on maximizing free cash flow.

In the nine month period ended September 30, 2016, we generated $1,929 million in operating cash flow, compared to $2,096 million in the same prior year period. Excluding the impact of the $610 million streaming deposit recorded during the third quarter of 2015, operating cash flow increased $443 million, despite the reduction in operating cash flow following the divestment of some non-core assets. The increase primarily reflects the lower operating costs and higher gold prices discussed above, combined with a decrease in interest paid as a result of debt repayments made over the past two years. Free cash flow2 for the nine month period ended September 30, 2016, was $1,129 million, an increase of $435 million from the same prior year period. The increase in free cash flow for the nine month period primarily reflects the higher operating cash flows (excluding the impact of the $610 million deposit) combined with a decrease in capital expenditures.

BARRICK THIRD QUARTER 2016	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK THIRD QUARTER 2016	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Acquisitions

On June 21, 2016, we entered into an agreement to purchase the Robertson Property in Nevada from Coral Gold Resources (“Coral”). The transaction consists of a payment of $16 million of cash along with the return of 4.15 million shares (approximate value of $1 million) of Coral currently held by Barrick and a royalty on production. The transaction has been approved by Coral shareholders and, subject to satisfaction of the remaining closing conditions, is now expected to close in 2017.

Divestitures

On January 11, 2016, we closed the sale of our Bald Mountain mine and 50% interest in the Round Mountain mine. We received net cash consideration of $588 million, which reflected working capital adjustments of $22 million in the second quarter of 2016. The transactions resulted in a loss of $17 million for the nine month period ended September 30, 2016.

On December 1, 2015, we completed the sale of 50% of our Zaldívar copper mine in Chile to Antofagasta Plc, finalizing consideration in August 2016 at $950 million cash previously received. The finalization of consideration resulted in an additional loss on disposition of $39 million and changed the fair value of the 50% of Zaldívar we retained, resulting in a write down of our equity method investment of $49 million.

Debt Management

We are committed to reducing our total debt by at least $2 billion in 2016 and have made significant strides toward this target so far this year. Total debt was reduced by $1.4 billion in the first nine months of 2016, improving Barrick’s near-term liquidity. In particular, on March 21, 2016, Barrick completed a cash tender offer resulting in an approximately $718 million reduction in the principal amount of Barrick’s outstanding notes with maturities from 2018 to 2021; executed the make-whole provision on June 24, 2016, for the full redemption of approximately $105 million of outstanding May 2018 notes; and also executed the make-whole provision on September 26, 2016, for the full redemption of approximately $273 million of outstanding September 2018 notes.

The 2016 debt reductions have resulted in losses on debt extinguishment of $30 million and $70 million, respectively, for the three and nine month periods ended September 30, 2016, and are expected to result in an annualized interest savings of approximately $75 million.

Jabal Sayid

On July 1, 2016, Jabal Sayid, our 50% owned copper mine in Saudi Arabia, entered commercial production. Our consolidated copper guidance ranges on page 25 reflect the contribution from this new operation.

Royalty Changes in Zambia

In July 2015, the Zambian government passed amendments to the country’s mining tax regime that replaced an adopted 20% gross royalty on open pit mines with a 9% royalty, along with the reintroduction of a 30% corporate income tax, a 50% of taxable income limitation on the utilization of tax loss carryforwards, and a 15% variable profits tax.

In June 2016, the Zambian government passed legislation to amend the royalty tax for mining operations to a variable rate based on the prevailing copper price effective June 1, 2016. These rates are 4% at copper prices below $2.04 per pound; 5% at copper prices between $2.04 per pound and $2.72 per pound; and 6% at copper prices of $2.72 per pound and above. Legislation was also passed to remove the 15% variable profit tax on income from mining companies. We determined this was an indicator of potential reversal of impairments recorded on our Lumwana mine in the fourth quarter 2014. In the second of quarter 2016, we evaluated the fair value less cost to dispose (“FVLCD”); the recoverable amount was not in excess of the carrying value and therefore no reversal was recorded. Our 2016 copper cost guidance takes into consideration the revised royalty rates commencing June 1.

Management Structure Refinements

In August 2016, we announced the appointment of Mark Hill as Chief Investment Officer and a member of Barrick’s Executive Committee, a group of the Company’s most senior partners. In this newly-created position, Mr. Hill will chair Barrick’s Investment Committee and apply a high degree of consistency and rigor to all capital allocation decisions at the company–whether at existing operations, development projects, exploration (both near-mine and greenfields), or potential acquisitions and divestments.

In March 2016, Shaun Usmar, then Barrick’s Senior Executive Vice President and Chief Financial Officer, announced his resignation from Barrick. Catherine Raw, formerly Executive Vice President, Business Performance, succeeded Mr. Usmar as Chief Financial Officer on April 27, 2016, subsequent to the Company’s Annual Meeting of Shareholders. In March 2016, we also announced that Rob Krcmarov, formerly Senior Vice President, Global Exploration, had been elevated to the

BARRICK THIRD QUARTER 2016	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

position of Executive Vice President, Exploration and Growth, and had become a member of Barrick’s Executive Committee.

Board Renewal

In 2016, the Board of Directors appointed Kelvin Dushnisky, President of Barrick, as a director. Graham G. Clow, Chairman of Roscoe Postle Associates Inc., and Gary Doer, former Canadian Ambassador to the United States, were elected as new directors at Barrick’s Annual General Meeting on April 26, 2016. William Birchall retired from the Board at the conclusion of the Company’s Annual General Meeting. Barrick continues to renew the talent on its Board, with eight of the 13 directors elected on April 26, 2016 (excluding the Executive Chairman), being new to the Company since April 2014.

Hedge Summary Tables

Australian Dollar (AUD) Currency Contracts
	Contracts (AUD millions)	Effective average hedge rate (AUDUSD)	% of total expected AUD exposure hedged	% of expected operating cost exposure hedged	Crystalized gain/(loss) in OCI[1] (USD millions)
2016	-	-	0%	0%	(5)
[1]	To be reclassified from Other Comprehensive Income (“OCI”) to earnings.

Financial Fuel Hedge Summary
	Barrels (thousands)	Average price	% of total expected exposure	Impact of $10 change on pre-tax earnings (USD millions)[1]
2016	733	84	71%	3
2017	2,110	81	51%	20
2018	1,188	78	27%	33
[1]	Includes the impact of hedges currently in place.

BARRICK THIRD QUARTER 2016	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2016 Outlook

We have increased our 2016 gold production guidance to 5.25 to 5.55 million ounces from our previous range of 5.0 to 5.5 million ounces.

We are now providing cost of sales per ounce3 and per pound guidance on our share of production. For gold, our cost of sales per ounce3 is expected to be $800 to $850 per ounce. We expect cash costs2 to be within a slightly narrowed range of $540 to $565 per ounce, compared to our previous guidance range of $540 to $570 per ounce, reflecting the impact of higher by-product credits as well as continuing reductions in the costs of power, diesel and maintenance parts and supplies. We expect gold all-in sustaining costs2 to be in the range of $740 to $775 per ounce, compared to our previous guidance range of $750 to $790 per ounce, reflecting a reduction in cash operating costs and in minesite sustaining capital expenditures - see details below.

We expect depreciation to be in the range of $240 to $260 per ounce, lower than our previous guidance range of $250 to $270 per ounce.

We continue to expect our 2016 copper production to be in the range of 380 to 430 million pounds. We are now providing cost of sales per pound3 guidance. For copper, our cost of sales per pound3 is expected to be $1.35 to $1.55 per pound. We expect C1 cash costs2 to be within a narrowed range of $1.40 to $1.60 per pound, compared to our previous guidance range of $1.35 to $1.65 per pound. We expect copper all-in sustaining costs2 to be within a narrowed range of $2.00 to $2.20 per pound, compared to our previous guidance range of $1.95 to $2.25 per pound.

We expect project expenses to be in the range of $80 to $100 million compared to our previous guidance range of $100 to $120 million. As a result, we expect total exploration and project expenses to be in the range of $195 to $245 million compared to our previous guidance range of $215 to $265 million.

We expect Acacia general and administrative expenses to be approximately $60 million compared to our previous guidance range of $35 million. The increase in Acacia administrative expenses relates to an increase in stock based compensation due to their higher share price.

We expect finance costs to be in the range of $710 to $750 million compared to our previous range of $690 to $730 million. This is due to debt extinguishment fees associated with our 2016 debt reductions.

We expect minesite sustaining capital expenditures to be in the range of $1,050 to $1,100 million, slightly lower than our previous guidance range of $1,100 to $1,200 million. As a result, we expect total capital expenditures to be in the range of $1,200 million to $1,300 million compared to our previous range of $1,250 to $1,400 million. This reflects continued plan optimization and deferral of capital expenditure, improved assumptions and realized cost savings.

Full Year 2016 Outlook Summary	2016
($ millions, except per ounce/pound data)	Estimate
Gold production and costs
Production (millions of ounces)	5.25 - 5.55
Gold unit production costs
Cost of sales - gold ($ per oz)	800 - 850
All-in sustaining costs ($ per oz)[1]	740 - 775
Cash costs ($ per oz)[1]	540 - 565
Depreciation ($ per oz)	240 - 260
Copper production and costs
Production (millions of pounds)	380 - 430
Copper unit production costs
Cost of sales - copper ($ per lb)	1.35 - 1.55
C1 cash costs ($ per lb)[1]	1.40 - 1.60
Depreciation ($ per lb)	0.20 - 0.30
Copper all-in sustaining costs ($ per lb)[1]	2.00 - 2.20
Exploration and project expenses	195 - 245
Exploration and evaluation	115 - 145
Project expenses	80 - 100
General and administrative expenses	~260
Corporate administration	~160
Stock-based compensation[2]	~40
Acacia[5]	~60
Other expense[3]	20 - 40
Finance costs	710 - 750
Capital expenditures:
Minesite sustaining	1,050 - 1,100
Project[4]	150 - 200
Total capital expenditures	1,200 - 1,300
Effective income tax rate	~50%
Key Assumptions
Gold Price ($/ounce)	$ 1,250
Copper Price ($/pound)	$ 2.10
Oil Price ($/barrel)	$45
AUD Exchange Rate	$ 0.76
ARS Exchange Rate	$15
CAD Exchange Rate	$ 1.30
CLP Exchange Rate	670
[1]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 - 62 of this MD&A.

[2]	Based on US$17.72 share price and excludes Acacia.
[3]	Other expense excludes adjusting items which we cannot forecast.
[4]	We have combined our previous capital expenditure categories of Minesite Expansion and Projects into one category called Project.
[5]	Includes an increase of ~$25 million in stock-based compensation.

BARRICK THIRD QUARTER 2016	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF 2016 SECOND QUARTER AND FIRST QUARTER RESULTS

In connection with a continuous disclosure review by the Ontario Securities Commission, the Company has included additional disclosure with respect to its first and second quarter 2016 results in this MD&A to provide greater prominence to the Company’s GAAP measures for those periods. We have also provided GAAP reconciliations for those periods and that additional disclosure can be found on pages 63 to 79.

Review of 2016 Second Quarter Financial and Operating Highlights

Balance Sheet and Liquidity

As at June 30, 2016, our liquidity position was strong and continuing to improve, with robust cash flow generation, modest near-term debt repayment obligations, a $4 billion undrawn credit facility and a consolidated cash balance of $2.4 billion. Operating cash flow was $527 million and $978 million, respectively, for the three and six month periods ended June 30, 2016. Free cash flow2 was $274 million and $455 million, respectively, continuing the trend of positive free cash flow in five consecutive quarters.

We announced in our fourth quarter 2015 MD&A our intention to reduce our total debt by at least $2 billion in 2016 through the following levers: drawing on our cash balance; delivering free cash flow from operations; selling additional non-core assets; and creating new joint ventures and partnerships. We had made debt reductions of $968 million through June 30, 2016, using a combination of proceeds of our sale of Bald Mountain and 50% interest in Round Mountain and free cash flow from operations.

Cost Performance

In the second quarter of 2016, we continued our focus on capital discipline, identifying productivity and efficiency savings opportunities through our Best-in-Class program and maintaining reductions in corporate overhead. Cost of sales per ounce related to gold3 for the three and six month periods ended June 30, 2016 were $836 and $823 per ounce and decreased 3% and 7%, respectively, as a result of lower inventory impairments and the impact of 2015 year-end impairments on minesite depreciation. Minesite sustaining capital expenditures decreased 35% and 43% compared to the same prior year periods, combined with positive sales mix as a result of the divestment of our high cost mine sites helped us reduce our all-in sustaining costs2 for the three and six month periods ended June 30, 2016 by 13% and 19% to $782 and $744 per ounce, respectively, compared to the prior year periods.

Net Earnings (Loss), Adjusted Net Earnings, Operating Cash Flow and Free Cash Flow

Net earnings for the second quarter of 2016 was $138 million compared with a net loss of $9 million in the second quarter of 2015. This was largely due to a decrease in operating costs owing to lower fuel and energy prices, even despite a significant proportion of our oil exposure being hedged, as well as favorable foreign exchange movements and the impact of Best-in-Class initiatives. These initiatives include lower labor, contractor and consumable costs and improved operating efficiencies. In addition earnings benefited from lower exploration, evaluation and project expenses. This was further impacted by higher sales volumes (excluding the impact of divested sites) and higher gold prices, partially offset by higher income tax expense and non-controlling interests. After adjusting for items that are not indicative of future operating results, adjusted net earnings2 of $158 million for the second quarter of 2016 was 163% higher than the second quarter of 2015, primarily as a result of the same factors affecting net earnings as there were no significant adjusting items in the second quarter of 2016. Refer to pages 63 to 72 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

Net earnings for the first half of 2016 was $55 million compared to net earnings of $48 million in the same prior year period, largely impacted by higher sales volumes (excluding the impact of divested sites) combined with higher gold prices. This was further impacted by the decrease in operating costs discussed above and decreased exploration, evaluation and project expenses. These were partially offset by the realization of deferred currency translation losses, primarily related to losses released upon the disposal and reorganization of certain Australian entities during the first quarter 2016, combined with increased income tax expense. After adjusting for items that are not indicative

BARRICK THIRD QUARTER 2016	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

of future operating results, adjusted net earnings2 of $285 million for the first half of 2016 was 134% higher than the same prior year period primarily as a result of the same factors affecting net earnings. Significant adjusting items (pre-tax and non-controlling interest effects) in the first half of 2016 include:

•

$162 million in foreign currency translation losses, including the deferred currency translation losses released as a result of the disposal and reorganization of certain Australian entities in the first quarter 2016 and unrealized foreign currency translation losses related to the devaluation of the Argentine Peso on VAT receivables;

•

$74 million in other expense adjustments primarily relating to losses on debt extinguishment and the impact of the decrease in the discount rate for the provision for environmental remediation at our closed mines; and

•	$54 million in significant tax adjustments primarily relating to a tax provision in Acacia in the first quarter 2016.

Refer to page 63 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

In the second quarter of 2016, we generated $527 million in operating cash flow, in line with the same prior year period of $525 million, despite the reduction in operating cash flow following the divestment of certain non-core assets. The benefit of higher gold prices and lower operating costs, as a result of lower energy and fuel costs (despite being hedged on a significant portion of our fuel consumption) combined with the continued realization of lower labor, consumable and contractor costs and improved operating efficiencies resulting from our Best-in-Class initiatives, was partially offset by unfavorable working capital movements, primarily related to an increase in accounts receivable, as a result of the sale of equipment at Pascua-Lama, and in inventory balances, combined with the impact of higher income taxes paid compared to the same prior year period. Free cash flow2 for the three months ended June 30, 2016, was $274 million, an increase of $248 million from the same prior year period. The increase in free cash flow for the second quarter of 2016 primarily reflects decreasing capital expenditures as a result of our capital discipline combined with operating cash flow that was in line with the same prior year period. We have now generated positive free cash flow in five consecutive quarters, reflecting our emphasis on cost control and on maximizing free cash flow.

In the first half of 2016, we generated $978 million in operating cash flow, compared to $841 million in the same prior year period, despite the reduction in operating cash flow following the divestment of some non-core assets. The increase in operating cash flow primarily reflects the lower operating costs and higher gold prices discussed above, combined with a decrease in interest paid as a result of debt repayments made over the past 18 months. Free cash flow2 for the six month period ended June 30, 2016, was $455 million, an increase of $627 million from the same prior year period. The increase in free cash flow for the six month period primarily reflects the higher operating cash flows combined with the impact of a decrease in capital expenditures.

Refer to pages 63 to 72 for detailed second quarter reconciliations of each non-GAAP measure to the most directly comparable IFRS measure.

Review of 2016 First Quarter Results Financial and Operating Highlights

Balance Sheet and Liquidity

As at March 31, 2016, our liquidity position was strong and continuing to improve, with robust cash flow generation, modest near-term debt repayment obligations, a $4 billion undrawn credit facility and a consolidated cash balance of $2.3 billion. Operating cash flow was $451 million in the first quarter of 2016 and free cash flow2 was $181 million, continuing the trend of positive free cash flow in four consecutive quarters.

We announced in our fourth quarter 2015 MD&A our intention to reduce our total debt by at least $2 billion in 2016 through the following levers: drawing on our cash balance; delivering free cash flow from operations; selling additional non-core assets; and creating new joint ventures and partnerships. We had made debt reductions of $842 million in the first quarter of 2016, using a combination of proceeds of our sale of Bald Mountain and 50% interest in Round Mountain and free cash flow from operations.

BARRICK THIRD QUARTER 2016	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost Performance

In the first quarter of 2016, we continued our focus on disciplined capital allocation and lower capital spending. Efforts to reduce corporate overhead and other operating cost savings, including the impact of lower fuel costs and favorable foreign exchange rates led to lower cost of sales. Cost of sales per ounce related to gold3 for the three month period ended March 31, 2016 was $810 per ounce, a decrease of 10%, and minesite sustaining capital expenditures decreased 50% compared to the same prior year period. Together these helped us to achieve a 24% reduction in our all-in sustaining costs2 over the same prior year period to $706 per ounce in the first quarter of 2016.

Net Loss, Adjusted Net Earnings, Operating Cash Flow and Free Cash Flow

The net loss for the first quarter of 2016 was $83 million compared to net earnings of $57 million in the same prior year period, largely impacted by lower sales volumes primarily due to the impact of the asset sales that occurred in the second half of 2015 and the first quarter of 2016 combined with lower realized prices. This was further impacted by the realization of $54 million of deferred currency translation losses released upon the disposal and reorganization of certain Australian entities during the first quarter of 2016. These were partially offset by a decrease in direct operating costs as a result of lower energy and fuel prices and as some of our Best-in-Class initiatives started to be realized resulting in lower labor and contractor costs along with improved operating efficiencies. Adjusted net earnings2 of $127 million were 105% higher than the same prior year period despite lower realized prices, primarily due to the reduction in operating costs as discussed above, higher sales volumes (excluding the impact of divested sites) as well as lower exploration and evaluation costs as a result of lower spending on Pascua-Lama and global exploration costs. This was partly offset by higher income tax expense and the earnings impact associated with the divested sites. Significant adjusting items (pre-tax and non-controlling interest effects) in the first quarter of 2016 include:

•

$139 million in foreign currency translation losses, including deferred currency translation losses released as a result of the disposal and reorganization of certain Australian entities and unrealized foreign currency translation losses primarily related to the impact of the devaluation of the Argentine Peso on VAT receivables;

•	$37 million in losses on the extinguishment of debt; and
•	$25 million in losses reflecting the impact of the decrease in the discount rate used to calculate the provision for environment remediation at our closed mines.

Refer to page 73 for a full reconciliation of first quarter 2016 adjusted net income. Please note that these items were presented on a post-tax and non-controlling interest basis in our first quarter 2016 MD&A and have been restated to conform with the change to adjusted net earnings presentation identified on page 17.

Operating cash flow of $451 million was 43% higher compared to the same prior year period despite lower realized prices, reflecting lower operating costs as a result of lower energy and fuel prices and as some of our Best-in-Class initiatives started to be realized resulting in lower labor and contractor costs along with improved operating efficiencies. Other factors impacting operating cash flow in the first quarter of 2016 included a decrease in income taxes paid, higher sales volumes (excluding the impact of divested sites), partially offset by the impact of divested sites. Free cash flow2 for the first quarter of 2016 was $181 million, reflecting an increase of $379 million from the same prior year period despite lower realized prices. The inflow primarily reflects higher operating cash flows as a result of lower operating costs and higher sales volumes (excluding the impact of divested sites), combined with decreased capital expenditures as a result of our disciplined capital allocation approach. These factors were partly offset by operating cash flows associated with divested sites. We have now generated positive free cash flow in four consecutive quarters, reflecting our emphasis on cost control and maximizing free cash flow.

Refer to pages 73 to 79 for detailed first quarter reconciliations of each non-GAAP measure to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2016	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF THIRD QUARTER FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Gold
000s oz sold[1]	1,386	1,596	3,984	4,447
000s oz produced[1]	1,381	1,663	4,001	4,498
Revenue	$ 2,134	$ 1,992	$ 5,774	$ 5,832
Market price[2]	1,335	1,124	1,260	1,178
Realized price[2,3]	$ 1,333	$ 1,125	$ 1,259	$ 1,176

Copper
millions lbs sold[1]	102	145	298	378
millions lbs produced[1]	100	140	314	373
Revenue	$ 104	$ 269	$ 322	$ 793
Market price[2]	2.16	2.39	2.14	2.58
Realized price[2,3]	2.18	2.18	2.17	2.44

By-product credits	$ 59	$ 54	$ 143	$ 166

[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid.
[2]	Per ounce/pound weighted average.
[3]

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 - 62 of this MD&A.

For the three and nine month periods ended September 30, 2016, gold revenues were up 7% and down 1%, respectively, compared to the same prior year periods. For the third quarter of 2016, this was primarily due to higher market gold prices, partially offset by a decrease in gold sales. For the nine month period, the lower gold revenue reflected a decrease in gold sales volume, partly offset by higher market gold prices. The average market price for the three and nine month periods ended September 30, 2016 of $1,335 and $1,260 per ounce, respectively, represented an increase of 19% and 7%, respectively, versus the same prior year periods. During the third quarter of 2016, the gold price ranged from $1,303 per ounce to $1,375 per ounce and closed at $1,326 per ounce on September 30, 2016. Gold prices in the third quarter of 2016 were positively influenced by low and negative interest rates on sovereign debt issued by many of the world’s largest economies, global economic uncertainty highlighted by the British referendum result late in the second quarter in favor of leaving the European Union, and investor interest in gold as a safe haven asset. Subsequent to the end of the third quarter, the gold price has fallen below third quarter levels due to a rising U.S. dollar and increasing expectations of a near-term increase in the benchmark U.S. interest rate.

For the three and nine month periods ended September 30, 2016, gold production was 282 thousand and 497 thousand ounces lower, respectively, than the same prior year periods. Excluding the impact of divested sites, production for the three and nine month periods ended September 30, 2016, decreased by 111 thousand and increased by 127 thousand ounces, respectively, compared to the same prior year periods. The decrease for the three month period was primarily due to decreases in production at Goldstrike and Cortez due to lower grades combined with a decrease at Veladero from severe weather conditions and the temporary suspension of operations. These were partially offset by higher production at Acacia, Turquoise Ridge and Pueblo Viejo due to higher throughput. For the nine month period, the increase was attributed to increases in production at Cortez, Pueblo Viejo, Goldstrike, Acacia and Turquoise Ridge, mainly due to higher grade and throughput, partially offset by lower production at Lagunas Norte and Veladero.

Copper revenues for the three and nine month periods ended September 30, 2016, were down 61% and 59%, respectively, compared to the same prior year periods, primarily due to the divestment of 50% of our ownership in Zaldívar which was completed on December 1, 2015, combined with a lower market copper price. Our remaining 50% interest in Zaldívar is equity accounted for and therefore we do not include Zaldívar’s revenue in our consolidated copper revenue. For the three and nine month periods ended September 30, 2016, the average market price of $2.16 and $2.14 per pound, respectively, represented a decrease of 10% and 17%, respectively, versus the same prior year periods. During the third quarter of 2016, the copper price ranged from $2.08 per pound to $2.28 per pound and closed at $2.19 per pound on September 30, 2016.

Copper production for the three and nine month periods ended September 30, 2016, decreased by 40 million pounds and 59 million pounds, respectively, compared to the same prior year periods due to lower production contribution from Zaldívar following the divestment of 50% of our ownership in the Zaldívar mine. Excluding the impact of the divestiture, copper production for the three and nine month periods ended September 30, 2016, decreased by 9 million pounds and increased by 24 million pounds, respectively, compared to the same prior year periods. For the three month period, this reflected lower tonnes mined and processed at Lumwana due to equipment availability, partly offset by production at Jabal Sayid, which entered commercial production on

BARRICK THIRD QUARTER 2016	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

July 1, 2016. For the nine month period, the increase is primarily related to the production from Jabal Sayid.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Direct mining costs	$ 761	$ 1,012	$ 2,344	$ 2,965
Depreciation	373	399	1,107	1,151
Royalty expense	57	64	156	174
Community relations	11	16	25	39
Cost of sales - gold	$ 1,202	$ 1,491	$ 3,632	$ 4,329
Cost of sales - gold (per oz)[1]	766	829	803	863
Cash costs[2,3]	518	570	549	614
All-in sustaining costs - gold[2,3]	704	771	730	866
Cost of sales - copper	$ 66	$ 209	$ 235	$ 698
Cost of sales - copper (per lb)[1]	1.47	1.44	1.42	1.85
C1 cash costs[2,3]	1.50	1.53	1.50	1.75
All-in sustaining costs - copper[2,3]	$2.02	$2.11	$2.08	$2.39
[1]

Cost of sales related to gold per ounce is calculated using cost of sales related to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales related to copper per pound is calculated using cost of sales related to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

[2]	Per ounce/pound weighted average.
[3]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 - 62 of this MD&A.

For the three and nine month periods ended September 30, 2016, cost of sales applicable to gold was 19% and 16% lower, respectively, than the same prior year periods, primarily due to lower ounces sold, as discussed above. On a per ounce basis, cost of sales applicable to gold3 after removing the portion related to non-controlling interests, was 8% and 7% lower, respectively, than the same prior year periods, primarily due to a decrease in direct mining costs combined with positive change in our sales mix as a result of the divestment of our high cost mine sites. Direct mining costs have decreased as a result of lower fuel and energy prices, despite a significant proportion of our oil exposure being hedged, as well as the impact of Best-in-Class initiatives, including lower labor, contractor and consumable costs and improved operating efficiencies. For the third quarter of 2016, this was slightly offset by lower sales volumes (excluding the impact of divested sites) primarily attributed to Veladero. For the nine month period ended September 30, 2016, the lower cost of sales was positively impacted by higher sales volumes (excluding the impact of divested sites) and higher grades.

For the three and nine month periods ended September 30, 2016, all-in sustaining costs2 were down $67 and $136 per ounce compared to the same prior year periods, primarily due to a reduction in minesite sustaining capital expenditures, as a result of our continued capital discipline, combined with lower direct mining costs as described above. In addition, 2016 all-in sustaining costs were favorably impacted as a higher proportion of our sales are coming from lower cost operations.

For the three and nine month periods ended September 30, 2016, cost of sales applicable to copper was 68% and 66% lower, respectively, than the same prior year periods, following the divestment of 50% of our ownership in the Zaldívar mine. Our remaining 50% interest in Zaldívar is equity accounted for and therefore we do not include Zaldívar’s cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales per pound applicable to copper3 after including our proportionate share of cost of sales at our equity method investees, increased 2% and decreased 23%, respectively, compared to the same prior year periods. The slight increase for the third quarter of 2016 compared to the prior year period was primarily due to higher depreciation expense and lower sales volumes at Zaldívar combined with cost of sales associated with Jabal Sayid, which entered commercial production during the third quarter of 2016. This was partly offset by lower direct mining costs as part of initiatives to reduce costs and increase efficiencies combined with lower depreciation expense and lower royalty expense at Lumwana resulting from a decreased royalty rate. As noted on page 23, this royalty has been revised lower effective June 1, 2016. For the nine month period, the decrease was primarily due to the lower operating costs, depreciation expense and royalty expense at Lumwana, partially offset by the cost of sales associated with Jabal Sayid.

For the three and nine month periods ended September 30, 2016, copper all-in sustaining costs2, which has been adjusted to include 50% of Zaldívar, were 4% and 13% lower than the same prior year periods, primarily reflecting lower direct mining costs as a result of improved cost controls at Lumwana and lower fuel and power costs at Zaldívar, combined with lower royalty expense at Lumwana.

BARRICK THIRD QUARTER 2016	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures1

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Minesite sustaining[2]	$ 236	$342	$ 646	$ 1,056

Project capital expenditures[3,4]	35	42	124	181

Capitalized interest	-	-	-	17

Total consolidated capital expenditures	$ 271	$ 384	$ 770	$ 1,254
Attributable consolidated capital expenditures[5]	$ 273	$ 369	$ 765	$ 1,219

[1]	These amounts are presented on a 100% accrued basis, except for attributable consolidated capital expenditures.
[2]	Includes both minesite sustaining and mine development.
[3]	Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]	Includes both minesite expansion and projects.
[5]

These amounts are presented on the same basis as our guidance. For 2016, these amounts include our 60% share of Pueblo Viejo and Arturo and our 50% share of Zaldívar and Jabal Sayid. For 2015, these amounts include our 60% share of Pueblo Viejo and Arturo and our 50% share of Jabal Sayid.

For the three and nine month periods ended September 30, 2016, total capital expenditures decreased 29% and 39%, respectively, compared to the same prior year periods, primarily due to a decrease in minesite sustaining capital expenditures. Minesite sustaining capital expenditures decreased 31% and 39%, respectively, for the three and nine month periods ended September 30, 2016. This was due to the impact of divested sites, lower capitalized stripping costs primarily at Veladero, Porgera, and Cortez and our continued focus on capital discipline combined with a decrease in costs at Veladero relating to the phase 4B leach pad expansion in 2015. Project expenditures for the three and nine month periods ended September 30, 2016, decreased 17% and 31%, respectively, over the same prior year periods. For the three month period, the reduced spending was attributed to Arturo, which commenced commercial production during the third quarter of 2016. For the nine month period, this was a result of a decrease at Hemlo in project capital expenditures due to a land acquisition that occurred in the first quarter of 2015 and the completion of the thiosulfate circuit at Goldstrike, which entered commercial production in the third quarter of 2015; partially offset by an increase in pre-production stripping at Arturo. Project capital in 2016 primarily relates to Arturo, progressing with feasibility studies at Cortez Lower Zone and Lagunas Norte Refractory Ore Project.

General and Administrative Expenses

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Corporate administration[1]	$ 57	$ 46	$ 121	$ 141

Stock-based compensation	(12)	(8)	40	7

Acacia	26	6	56	33
General & administrative expenses	$ 71	$ 44	$ 217	$ 181

[1]

For the three and nine months ended September 30, 2016, corporate administration costs include approximately $4 million and $6 million, respectively, of severance costs (2015: $12 million and $28 million, respectively).

For the three and nine month periods ended September 30, 2016, corporate general and administrative expenses were $27 million and $36 million higher, respectively, than the same prior year periods. The increase was due to higher expenses at Acacia (primarily relating to stock-based compensation), partially offset by a reduction in overhead costs and severance costs as a result of the actions taken to restructure our business in the prior year. For the nine month period ended September 30, 2016, higher stock-based compensation expense resulted from the 179% year-to-date increase in Barrick’s NYSE share price as at September 30, 2016.

We remain on track to achieve our targeted reduction of $90 million in annualized minesite and corporate overhead costs, excluding severance, stock-based compensation and Acacia corporate administration, which is recorded within general and administrative expense and cost of sales.

BARRICK THIRD QUARTER 2016	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration, Evaluation and Project Costs

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Minesite exploration and evaluation	$ 10	$ 11	$ 26	$ 36
Global exploration and evaluation	17	20	62	92
Advanced project costs:
Pascua-Lama	10	30	40	86
Cerro Casale	1	1	4	5
Other	2	2	7	2
Corporate development	1	17	3	34
Business improvement	3	5	13	14
Global exploration and evaluation and project expense	$ 34	$ 75	$ 129	$ 233
Total exploration, evaluation and project expenses	$ 44	$ 86	$ 155	$ 269

Exploration, evaluation and project costs for the three and nine month periods ended September 30, 2016, decreased $42 million and $114 million, respectively, compared to the same prior year periods. The decrease is primarily due to a decrease in project costs at Pascua-Lama ($20 million and $46 million, respectively) combined with a decrease in corporate development costs ($16 million and $31 million, respectively). In addition, the nine month period had a $30 million decrease in global exploration costs primarily relating to Goldrush as the project has progressed to the study phase.

Finance Costs, Net

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Interest expense[1]	$ 146	$ 184	$ 451	$ 549
Accretion	11	17	37	48
Loss on debt extinguishment	30	-	70	-
Other finance costs	5	6	14	-
Finance income	(3)	(2)	(10)	(6)
Finance costs, net	$ 189	$ 205	$ 562	$ 591

[1]

For the three and nine months ended September 30, 2016, interest expense includes approximately $25 million and $75 million, respectively, of interest expense relating to the gold and silver streaming agreements with Silver Wheaton Corp. and Royal Gold, Inc. (2015: $15 million and $46 million, respectively).

For the three and nine month periods ended September 30, 2016, net finance costs were $16 million and $29 million lower, respectively, than the same prior year periods, primarily due to lower interest expense as a result of debt reductions made over the past two years, partially offset by an increase of $10 million and $29 million, respectively, of interest expense on our gold and silver streaming agreements. The interest savings was further offset by the recognition of a $30 million and a $70 million loss in the three and nine month periods ended September 30, 2016 respectively, on extinguishment costs arising from the debt repurchases made throughout the year.

Additional Significant Statement of Income Items

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Impairment charges	$ 49	$ 452	$ 54	$ 492

Loss (income) on currency translation	$ 19	($ 43)	$ 181	($ 12)

Other expense/(income)	$ 39	($ 45)	$ 42	($ 31)

Impairment Charges

For the three and nine month periods ended September 30, 2016, impairment charges of $49 million and $54 million were incurred, respectively, compared to $452 million and $492 million, respectively, in the same prior year periods. Impairment charges in the third quarter of 2016 and the nine month period ended September 30, 2016 primarily relate to the $49 million write down of our equity method investment in Zaldívar due to the final purchase price adjustments. Impairment charges in the same prior year periods mainly reflect a $476 million goodwill impairment charge recorded for Zaldívar upon reclassification of the mine’s net assets as held-for-sale in the third quarter of 2015.

Loss (income) on currency translation

Loss on currency translation for the three and nine month periods ended September 30, 2016, increased $62 million and $193 million, respectively, compared to the same prior year periods. The increased loss for the three month period is mainly due to the impact of the devaluation of the Zambian kwacha on payables in the prior year period combined with the devaluation of the Argentine peso in the current year period mainly on VAT receivables. The increased loss for the nine month period is primarily due to the release of $91 million of currency translation losses as a result of the disposal and reorganization of certain Australian entities during the first quarter 2016. This was combined with unrealized foreign currency

BARRICK THIRD QUARTER 2016	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

translation losses primarily related to the devaluation of the Argentine peso on VAT receivables.

Other Expense (Income)

Other expense of $39 million and $42 million for the three and nine month periods ended September 30, 2016, respectively, decreased from income of $45 million and $31 million, respectively, in the same prior year periods. The expense in the current year was primarily due to a $39 million additional loss on disposition relating to Zaldivar as a result of the final purchase price adjustments recorded in the third quarter of 2016. The income for the prior year periods were primarily a result of the realization of gains on the sale of our Cowal mine and 50% of our interest in the Porgera mine, which closed in the third quarter of 2015; partly offset by $31 million in office closure costs primarily relating to the exiting of leases at our Toronto and Salt Lake City offices. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $335 million in the third quarter of 2016. The underlying effective tax rate for ordinary income in the third quarter of 2016 was 49.5% after adjusting for the net impact of currency translation losses on deferred tax balances; the impact of impairment charges; the impact of asset sales and non-hedge derivatives; and the impact of non-deductible foreign exchange losses. The unadjusted tax rate for income in the third quarter of 2016 was 58% of the income before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

BARRICK THIRD QUARTER 2016	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at September 30, 2016	As at December 31, 2015
Total cash and equivalents	$ 2,648	$ 2,455
Current assets	2,576	3,013
Non-current assets	20,404	20,840
Total Assets	$ 25,628	$ 26,308
Current liabilities excluding short-term debt	$ 1,806	$ 1,644
Non-current liabilities excluding long-term debt	5,441	5,241
Debt (current and long-term)	8,539	9,968
Total Liabilities	$ 15,786	$ 16,853
Total shareholders’ equity	7,518	7,178
Non-controlling interests	2,324	2,277
Total Equity	$ 9,842	$ 9,455
Total common shares outstanding (millions of shares)[1]	1,165	1,165
Key Financial Ratios:
Current ratio[2]	2.67:1	2.77:1
Debt-to-equity[3]	0.87:1	1.05:1

[1]	Total common shares outstanding do not include 2.4 million stock options.
[2]

Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at September 30, 2016 and December 31, 2015.

[3]	Represents debt divided by total shareholders’ equity (including minority interest) as at September 30, 2016 and December 31, 2015.

Balance Sheet Review

Total assets were $25.6 billion at September 30, 2016, approximately $0.7 billion lower than at December 31, 2015, primarily reflecting the sale of Bald Mountain and our 50% interest in Round Mountain, which were presented as held for sale and included in current assets at December 31, 2015. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable and other government transaction and joint venture related receivables, and cash and equivalents. Total liabilities at September 30, 2016, totaled $15.8 billion, approximately $1.1 billion lower than at December 31, 2015, primarily reflecting $1.4 billion of debt repayments made during 2016.

Shareholders’ Equity

As at October 18, 2016	Number of shares
Common shares	1,165,430,940
Stock options	2,448,502

Financial Position and Liquidity

Total cash and cash equivalents as at September 30, 2016, was $2.6 billion1. Our capital structure comprises a mix of debt and shareholders’ equity. As at September 30, 2016, our total debt was $8.5 billion (debt net of cash and equivalents was $5.9 billion) and our debt-to-equity ratio was 0.87:1. This compares to total debt as at December 31, 2015 of $10.0 billion (debt net of cash and equivalents was $7.5 billion) and a debt-to-equity ratio of 1.05:1.

At the beginning of 2016, we set a debt reduction target of $2 billion. We have reduced debt by $1.4 billion so far in 2016 in furtherance of this goal. We currently have less than $200 million4 in debt due by the end of 2018, and approximately $5 billion of our outstanding debt matures after 2032.

In addition to this debt reduction goal, we have capital commitments of $44 million and expect to incur sustaining and project capital expenditures of approximately $435 to $535 million in the fourth quarter of 2016 based on our guidance range on page 25. For the remainder of 2016 we have contractual obligations and commitments of $283 million in purchase obligations for supplies and

BARRICK THIRD QUARTER 2016	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

consumables and $33 million in derivative liabilities which will form part of operating costs. In addition, we have $198 million in interest payments and other amounts as detailed in the table on page 47. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further non-core asset sales or joint venture opportunities; issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; and drawing the $4.0 billion available under our fully undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing).

Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt as investment grade, with ratings of Baa3 and BBB-, respectively. In August 2016, Moody’s affirmed the Company’s Baa3 rating and revised its outlook to stable from negative. Also in August 2016, S&P affirmed the Company’s BBB- rating and raised its outlook to positive from stable. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our fully undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.37:1 as at September 30, 2016 (0.44:1 as at December 31, 2015).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Net cash provided by operating activities	$ 951	$ 1,255	$ 1,929	$ 2,096
Investing activities
Capital expenditures[1]	$ (277)	$ (389)	$ (800)	$ (1,402)
Divestitures	-	842	588	844
Other	84	5	88	50
Total investing inflows/(outflows)	$ (193)	$ 458	$ (124)	$ (508)
Financing activities
Net change in debt	$ (465)	$ (492)	$ (1,442)	$ (759)
Dividends	(21)	(23)	(64)	(139)
Other	(66)	(16)	(110)	(58)
Total financing inflows/(outflows)	$ (552)	$ (531)	$ (1,616)	$ (956)
Effect of exchange rate	1	(5)	4	(12)
Increase/(decrease) in cash and equivalents	$ 207	$ 1,177	$ 193	$ 620

[1]	The amounts include capitalized interest of $nil and $nil for the three and nine months ended September 30, 2016, respectively (2015: $nil and $17 million, respectively).

In the third quarter of 2016, we generated $951 million in operating cash flow, compared to $1,255 million in the same prior year period. The decrease was primarily due to the third quarter of 2015 reflecting a $610 million deposit relating to the gold and silver streaming arrangement with Royal Gold. Excluding this transaction, operating cash flow for the third quarter of 2016 was $306 million higher than the same prior year period despite the reduction in operating cash flow associated the divestment of some non-core assets. We benefited from higher market gold prices and lower operating costs, as a result of lower energy and fuel costs (despite being hedged on a significant portion of our fuel consumption) combined with the continued realization of lower labor, consumable and contractor costs and improved operating efficiencies resulting from our Best-in-Class initiatives and also lower cash interest paid. These were largely offset by lower gold and copper volumes sold, primarily as a result of the aforementioned divestitures, combined with the impact of unfavorable working capital movements, mainly as a result of supplies inventory balances. The most significant driver of the change in operating cash flow is market gold and copper prices. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

BARRICK THIRD QUARTER 2016	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash outflows from investing activities in the third quarter of 2016 amounted to $193 million compared to $458 million of cash inflows in the same prior year period. The increase in outflows of $651 million compared to the third quarter of 2015 is primarily due to the inflow of $842 million from divestitures recognized in the third quarter of 2015 relating to our Cowal mine and 50% of our Porgera mine in the third quarter of 2016, offset by capital expenditures on a cash basis of $389 million compared to an outflow of $277 million in the third quarter of 2016. The reduction in capital expenditures on a cash basis is primarily related to a result of a decrease in capitalized stripping costs from fewer waste tonnes mined combined with a reduction in sustaining capital expenditures resulting from the impact of divested sites and continued capital discipline. Further offsetting the cash outflows in the third quarter of 2016 were $78 million in additional sales proceeds relating to trucks at Pascua-Lama and the Monte Rio power plant at Pueblo Viejo.

Net financing cash outflows for the third quarter of 2016 amounted to $552 million, compared to $531 million of cash outflows in the same prior year period. The higher outflows primarily relate to $30 million in debt extinguishment costs incurred in the third quarter of 2016.

OPERATING SEGMENTS PERFORMANCE

Review of Operating Segments Performance

Barrick’s business is organized into thirteen individual minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Therefore, each individual minesite, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Following the divestitures that were completed in 2015 and early 2016, we re-evaluated our reportable operating segments and no longer report on our interests in the following non-core properties: Porgera, Kalgoorlie, Zaldívar and Lumwana. Our updated presentation of our reportable operating segments will now be limited to six individual gold mines, Acacia and our Pascua-Lama project. The remaining operating segments, including the non-core properties referred to above and our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect this change in presentation. Segment performance is evaluated based on a number of measures including segment income, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

In our year-end 2015 report, we disclosed guidance ranges for these properties and updates have been provided below.

At Porgera we have narrowed 2016 gold production to be in the range of 230 to 250 thousand ounces (Barrick’s 47.5% share) at cost of sales in the range of $790 to $860 per ounce. We expect cash costs2 of $650 to $700 per ounce and all-in sustaining costs2 of $850 to $920 per ounce, compared to our previous ranges of cash costs of $650 to $730 per ounce and all-in sustaining costs of $850 to $960 per ounce. These changes are primarily related to continuous cost improvement, favorable consumable prices and capital reductions.

At Kalgoorlie we expect 2016 production to be in the range of 350 to 375 thousand ounces (Barrick’s share), compared to the previous ranges of 350 to 365 thousand ounces at cost of sales in the range of $760 to $810 per ounce. We expect cash costs2 of $630 to $680 per ounce and all-in sustaining costs2 of $700 to $750 per ounce compared to the previous ranges of cash costs of $610 to $630 per ounce and all-in sustaining costs of $670 to $700 per ounce, respectively. These changes are primarily related to higher production resulting from a combination of higher throughput and open pit grades from Golden Pike. The marginal increase in cash cost per ounce and AISC is mainly attributable to a strengthening of the Australian Dollar.

At Zaldívar we continue to expect 2016 copper production to be in the range of 100 to 120 million pounds (Barrick’s 50% share) at cost of sales in the range of $1.95 to $2.15 per pound. We expect C1 cash costs2 of $1.60 to $1.80 per pound and all-in sustaining costs2 of $2.10 to $2.30 per pound, compared to our previous ranges of C1 cash costs of $1.70 to $1.90 per pound and all-in sustaining costs of $2.20 to $2.40 per pound. These changes are primarily related to operational improvements, lower consumable costs due to lower consumption and favorable costs of sulfuric acid and electricity.

At Lumwana we continue to expect 2016 copper production to be in the range of 270 to 290 million pounds, at cost of sales in the range of $1.10 to $1.20 per pound. We continue to expect C1 cash costs2 of $1.20 to $1.50 per pound and all-in sustaining costs2 of $1.80 to $2.10 per pound.

BARRICK THIRD QUARTER 2016	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez, Nevada USA

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2016	2015	% Change	2016	2015	% Change
Total tonnes mined (000s)	31,623	37,149	(15%)	96,353	115,406	(17%)
Ore tonnes processed (000s)	6,792	5,245	29%	19,155	14,428	33%
Average grade (grams/tonne)	1.57	2.36	(33%)	1.72	1.70	1%
Gold produced (000s/oz)	254	321	(21%)	749	647	16%
Gold sold (000s/oz)	262	282	(7%)	782	638	23%
Segment revenue ($ millions)	$ 350	$ 315	11%	$ 979	$ 747	31%
Cost of sales ($ millions)	229	193	19%	720	584	23%
Segment income ($ millions)	115	118	(3%)	250	152	64%
Segment EBITDA ($ millions)[1]	228	195	17%	630	373	69%
Capital expenditures ($ millions)[2]	37	38	(3%)	90	128	(30%)
Minesite sustaining	20	26	(23%)	56	86	(35%)
Project	17	12	42%	34	42	(19%)
Cost of sales (per oz)	874	684	28%	921	915	1%
Cash costs (per oz)[1]	442	394	12%	434	561	(23%)
All-in sustaining costs (per oz)[1]	531	501	6%	517	711	(27%)
All-in costs (per oz)[1]	$ 595	$ 543	10%	$ 560	$ 777	(28%)

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 62 of this MD&A.

[2]	Amounts presented exclude capitalized interest.

Financial Results

Cortez’s segment income for the three and nine month periods ended September 30, 2016, was 3% lower and 64% higher, respectively, than the same prior year periods. The decrease in the third quarter of 2016 was primarily caused by higher depreciation due to an increase in ounces mined at the Cortez Hills pit, which have a higher depreciation charge per ounce than other areas at Cortez combined with lower gold sales volume; partly offset by higher gold prices. For the nine month period ended September 30, 2016, the increase was primarily due to an increase in sales volume combined with higher gold prices, partially offset by higher depreciation.

Gold production for the three and nine month periods ended September 30, 2016, was 21% lower and 16% higher, respectively, compared to the same prior year periods. The decrease in the third quarter of 2016 was primarily due to lower underground grades as mining is advancing from the high grade Breccia zone to the lower grade Middle zone. This was partly offset by Best-in-Class initiatives increasing mining time per shift and process improvements resulting in increased tonnes mined and throughput, respectively. For the nine month period ended September 30, 2016, the increase was mainly due to higher grades mined in the Cortez Hills open pit for both mill feed and leach placement compared to greater waste mined in the prior year period.

Cost of sales per ounce3 for the three and nine month periods ended September 30, 2016, were $190 and $6 per ounce higher, respectively, than the same prior year periods, primarily due to the impact of higher depreciation from an increase in ounces mined at the Cortez Hills open pit. The increases in cost of sales were partially offset by lower open pit consumable costs, including lower fuel prices in 2016, combined with lower inventory write-downs compared to the same prior year periods. Further offsetting higher depreciation for the three and nine month periods ended September 30, 2016, royalty payments were lower compared to the same prior year periods, as more ore was produced from the Cortez Hills pit, which has lower associated royalties. For the third quarter of 2016, cost of sales per ounce3 was also negatively impacted by lower sales volumes, while the increase in sales volume for the nine month period ended September 30, 2016 had a positive impact on cost of sales per ounce3. For the third quarter of 2016, all-in sustaining costs2 increased by $30 per ounce over the same prior year period, primarily due to the impact of lower sales volume. For the nine month period ended September 30, 2016, all-in sustaining costs2 decreased by $194 per ounce over the same prior year period, primarily due to the impact of higher sales volume combined with lower sustaining capital spend and lower inventory write-downs.

BARRICK THIRD QUARTER 2016	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital expenditures for the three and nine month periods ended September 30, 2016, decreased by 3% and 30%, respectively, compared to the same prior year periods. Lower sustaining capital is attributed to efforts to reduce costs and optimize capital allocation in 2016, as well as the completion of leach and tailings expansions in 2015. This was combined with higher capitalized stripping at the Cortez Hills pit in the prior year periods compared to the current year periods. Project capital expenditures for the three month period are higher as a result of increased expenditures for the underground development at Lower Zone and lower for the nine month period due to higher pre-stripping costs at the Crossroads pit incurred in the prior year period.

We expect 2016 gold production to be in the range of 1,000 to 1,050 thousand ounces, compared to the previous range of 980 to 1,050 thousand ounces due to additional ore and grade delivered from the Cortez open pit. We expect cost of sales per ounce3 in the range of $880 to $920 per ounce, cash costs2 to be in the range of $420 to $440 per ounce and all-in sustaining costs2 to be $510 to $530 per ounce, compared to our previous ranges of $430 to $450 per ounce and $520 to $550 per ounce, respectively. These changes are driven by marginally higher production and slightly lower sustaining capital spend due to an optimized capital spend schedule.

Goldstrike, Nevada USA

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30

	2016	2015	% Change	2016	2015	% Change

Total tonnes mined (000s)[1]	16,791	17,632	(5%)	51,718	55,495	(7%)
Ore tonnes processed (000s)	1,885	1,799	5%	5,365	4,730	13%
Average grade (grams/tonne)	5.77	7.03	(18%)	5.69	5.99	(5%)
Gold produced (000s/oz)	293	328	(11%)	805	741	9%
Gold sold (000s/oz)	298	291	2%	798	654	22%
Segment revenue ($ millions)	$ 399	$ 329	21%	$ 1,010	$ 759	33%
Cost of sales ($ millions)	240	209	15%	671	471	42%
Segment income ($ millions)	157	118	33%	332	276	20%
Segment EBITDA ($ millions)[2]	240	177	36%	534	395	35%
Capital expenditures ($ millions)[3]	47	31	52%	131	160	(18%)
Minesite sustaining	42	15	180%	87	94	(7%)
Project	5	16	(69%)	44	66	(33%)
Cost of sales (per oz)	805	718	12%	841	720	17%
Cash costs (per oz)[2]	526	490	7%	586	527	11%
All-in sustaining costs (per oz)[2]	681	558	22%	706	698	1%
All-in costs (per oz)[2]	$ 700	$ 612	14%	$761	$ 799	(5%)
[1]	Includes tonnes mined relating to Arturo.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 62 of this MD&A.

[3]	Includes our share of capital expenditures related to Arturo.

Financial Results

Segment income for the three and nine month periods ended September 30, 2016, was 33% and 20% higher, respectively, than the same prior year periods. The increases were primarily due to an increase in sales volume and higher gold prices, partially offset by increased processing and depreciation expense associated with full year operation of the autoclave.

Gold production for the three and nine month periods ended September 30, 2016, was 11% lower and 9% higher, respectively, compared to the same prior year periods. The decrease in the third quarter of 2016 was primarily due to lower grades processed through the roaster compared to the same prior year period as a result of higher grade ore mined at North

Betze combined with processing ore from 60% owned Arturo pit, which commenced commercial production August 1, 2016, compared to full ownership production in the prior year period. For the nine month period ended September 30, 2016, the increase was a result of higher autoclave production and higher grade ore mined from the North Betze layback, slightly offset by third quarter production from Arturo, compared to full ownership production in the prior year period.

Cost of sales per ounce3 for the three and nine month periods ended September 30, 2016, were $87 and $121 per

BARRICK THIRD QUARTER 2016	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

ounce higher, respectively, than the same prior year periods, primarily due to higher operating costs and depreciation expense from the operation of the autoclave. The thiosulfate circuit was commissioned in the third quarter of 2015 and operates at a higher cost than the Roaster. The higher operating costs are due to stock-based compensation as a result of movements in Barrick’s share price and consulting costs to aid in optimizing production at lowest costs. These increases are partially offset by favorable fuel prices, energy prices, and Best-in-Class initiatives aimed at better utilizing open pit equipment, improved underground mining efficiency, and lowering contractor costs, which are reflected in lower direct mining costs. For the nine month period, this was partially offset by the impact of an increase in sales volume. For the three and nine month periods ended September 30, 2016, all-in sustaining costs2 increased by $123 and $8 per ounce, respectively, compared to the same prior year periods. The increase for the three month period was due to the impact of higher operating costs combined with higher sustaining capital, partly offset by the increase in sales volume. For the nine month period, the increase was primarily due to higher operating costs, partly offset by lower sustaining capital combined with an increase in sales volume.

Capital expenditures for the three and nine month periods ended September 30, 2016, increased by 52% and decreased by 18%, respectively, compared to the same prior year periods. The increase for the three month period was primarily due to greater minesite sustaining capital primarily for the roaster CIL tank expansion, capitalized stripping and underground capital development. These were partly offset by lower project expenditures from initial pre-stripping at Arturo, as it entered commercial production August 1, 2016. The decrease for the nine month period was due to lower project expenditures associated with the autoclave thiosulfate circuit, which entered commercial production in the third quarter of 2015, partially offset by higher capital stripping at Arturo, which started in late March 2015. This was combined with higher sustaining capital spend in the same prior year period, primarily on process equipment replacements and phase 2 construction of the tailings storage facility which was completed in the fourth quarter of 2015. Lower sustaining capital in the current year is also attributed to efforts to reduce costs and optimize capital allocation.

We expect 2016 production to be in the range of 1,050 to 1,100 thousand ounces, which is higher than our previous range of 975 to 1,075 thousand ounces. Additional open pit production is driven by a better understanding of ore mined and optimizing the blend strategy around these ores, resulting in higher grade and recovery at the roaster facility. In addition, further improvements at the autoclave facility have driven additional throughput at similar grades and recoveries. At the underground, continued Best-in-Class mining improvements are expected to increase production. We expect cost of sales to be in the range of $860 to $900 per ounce. We expect cash costs2 to be in the range of $570 to $590 per ounce and all-in sustaining costs2 to be $720 to $760 per ounce, driven by higher production and slightly lower sustaining capital spend due to an optimized capital spend schedule. This compares to our previous guidance ranges of $560 to $610 per ounce and $780 to $850 per ounce, respectively.

BARRICK THIRD QUARTER 2016	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)1, Dominican Republic

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30

	2016	2015	% Change	2016	2015	% Change

Total tonnes mined (000s)	6,025	6,149	(2%)	18,158	16,473	10%
Ore tonnes processed (000s)	1,093	1,173	(7%)	3,288	3,331	(1%)
Average grade (grams/tonne)	5.79	5.23	11%	5.36	4.70	14%
Gold produced (000s/oz)	189	172	10%	511	438	17%
Gold sold (000s/oz)	190	171	11%	502	456	10%
Segment revenue ($ millions)	$ 269	$ 208	29%	$ 678	$ 587	16%
Cost of sales ($ millions)	99	146	(32%)	307	406	(24%)
Segment income ($ millions)	170	62	174%	370	182	103%
Segment EBITDA ($ millions)[2]	199	109	83%	449	309	45%
Capital expenditures ($ millions)	13	14	(7%)	41	50	(18%)
Minesite sustaining	13	14	(7%)	41	50	(18%)
Project	-	-	-	-	-	-
Cost of sales (per oz)	521	854	(39%)	612	890	(31%)
Cash costs (per oz)[2]	345	438	(21%)	416	493	(16%)
All-in sustaining costs (per oz)[2]	425	554	(23%)	509	628	(19%)
All-in costs (per oz)[2]	$ 425	$ 554	(23%)	$ 509	$ 628	(19%)
[1]	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
[2]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 62 of this MD&A.

Financial Results

Pueblo Viejo’s segment income for the three and nine month periods ended September 30, 2016, was 174% and 103% higher, respectively, than the same prior year periods. The increases were primarily due to higher gold volumes combined with higher gold prices and lower cost of sales.

Gold production for the three and nine month periods ended September 30, 2016, was 10% and 17% higher, respectively, than the same prior year periods. The increases were primarily due to higher ore grades and recoveries compared to the prior year periods due to a lower amount of carbonaceous ore processed in 2016. This was partly offset by lower throughput in the current year periods due to autoclave shutdowns and unplanned maintenance.

Cost of sales per ounce3 for the three and nine month periods ended September 30, 2016, were $333 and $278 per ounce lower, respectively, than the same prior year periods, primarily due to lower depreciation as a result of the impairment recorded in the fourth quarter of 2015 combined with a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure. These were further impacted by the impact of higher sales volume on unit production costs combined with lower energy and diesel prices. For the three and nine month periods ended September 30, 2016, all-in sustaining costs2 decreased by $129 and $119 per ounce, respectively, compared to the same prior year periods due to lower operating costs combined with a reduction in minesite sustaining capital expenditures and the impact of higher sales volume on unit production costs. All-in sustaining costs2 did not benefit from the insurance proceeds mentioned above as they were excluded from our calculation.

Capital expenditures for the three and nine month periods ended September 30, 2016, decreased by 7% and 18%, respectively, compared to the same prior year periods. The decreases were primarily due to the deferral and cancellation of non-critical minesite sustaining capital expenditures, and a decrease in capitalized stripping costs due to the large stripping activity required in order to start Moore Phase 2 that was occurring in the same prior year periods.

We expect our share of gold production to be in the range of 670 to 700 thousand ounces, higher than our previous range of 600 to 650 thousand ounces. This is primarily due to higher recoveries as a result of improved ore quality and realized benefits from circuit optimization projects. We expect cost of sales to be in the range of $630 to $660 per ounce. We expect cash costs2 of $400 to $410 per ounce and all-in sustaining costs2 of $520 to $540 per ounce, compared to previous ranges of $420 to $450 per ounce, and $550 to $590 per ounce, respectively. These reductions reflect the impact of increased production levels and improved fuel and energy costs.

BARRICK THIRD QUARTER 2016	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte, Peru

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30

	2016	2015	% Change	2016	2015	% Change

Total tonnes mined (000s)	10,381	12,466	(17%)	30,749	37,443	(18%)
Ore tonnes processed (000s)	4,195	5,635	(26%)	12,722	16,640	(24%)
Average grade (grams/tonne)	1.05	1.00	5%	1.07	1.08	(1%)
Gold produced (000s/oz)	101	108	(6%)	325	441	(26%)
Gold sold (000s/oz)	109	120	(9%)	327	447	(27%)
Segment revenue ($ millions)	$ 150	$ 140	7%	$ 425	$ 540	(21%)
Cost of sales ($ millions)	71	95	(25%)	216	297	(27%)
Segment income ($ millions)	75	40	88%	199	234	(15%)
Segment EBITDA ($ millions)[1]	97	85	14%	276	366	(25%)
Capital expenditures ($ millions)	14	19	(26%)	52	50	4%
Minesite sustaining	10	19	(47%)	48	50	(4%)
Project	4	-	-	4	-	-
Cost of sales (per oz)	651	792	(18%)	661	664	(1%)
Cash costs (per oz)[1]	410	344	19%	385	327	18%
All-in sustaining costs (per oz)[1]	530	581	(9%)	557	510	9%
All-in costs (per oz)[1]	$ 564	$ 581	(3%)	$ 568	$ 510	11%
[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 62 of this MD&A.

Financial Results

Lagunas Norte’s segment income for the three month period ended September 30, 2016, was 88% higher than the same prior year period, primarily due to higher gold prices, combined with lower operating costs mostly driven by lower tonnage mined, lower fuel prices and lower depreciation expense, partially offset by lower sales volumes. Segment income for the nine month period ended September 30, 2016 was 15% lower than the same prior year period, primarily driven by lower sales volumes, partially offset by higher gold prices, combined with lower operating costs mostly driven by lower tonnage mined, lower fuel prices and lower depreciation.

Gold production for the three and nine month periods ended September 30, 2016, was 6% and 26% lower, respectively, than the same prior year periods, primarily due to fewer ounces placed on the leach pad as a result of lower tonnage mined and placed on the pad due to lower equipment availability, combined with processing harder material and a higher percentage of older stock material, in line with expectations as the mine matures. For the three month period ended September 30, 2016, the decrease in gold production was partly offset by higher ore grades.

Cost of sales per ounce3 for the three and nine month periods ended September 30, 2016, were $141 and $3 per ounce lower, respectively, than the same prior year periods, mainly due to lower cost of sales attributed to a decrease in depreciation expense, and lower direct mining costs resulting from lower tonnage mined and processed, lower fuel prices and realized cost savings from Best-in-Class initiatives such as the initiatives to improve efficiencies in the carbon in column circuit, implementation of short interval control, improvements in planned maintenance and renegotiation of certain service contracts. The cost of sales per ounce3 was positively impacted by the lower sales volume, particularly the nine month period. For the three month period ended September 30, 2016, all-in sustaining costs2 decreased by $51 per ounce over the same prior year period, primarily due to lower capital expenditures, mostly driven by lower capitalized stripping costs, combined with lower cost of sales, partially offset by lower sales volume. For the nine month period ended September 30, 2016, all-in sustaining costs2 increased by $47 per ounce over the same prior year period, primarily due to lower sales volume, partially offset by the slightly lower cost of sales combined with a decrease in minesite sustaining capital expenditures.

Capital expenditures for the three month period ended September 30, 2016, decreased by $5 million compared to the same prior year period due to higher minesite sustaining capital expenditures incurred in the prior year period relating to the construction of phase 6 of the leach pad combined with higher capitalized stripping; partly offset by higher project expenditures in the current period relating to the Refractory Ore Project. Capital expenditures for the nine month period ended September 30, 2016, increased by $2 million compared to the same

BARRICK THIRD QUARTER 2016	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

prior year period primarily due to an increase in project expenditures, partially offset by lower minesite sustaining expenditures relating to the construction of phase 6 of the leach pad.

We expect 2016 gold production to be in the narrowed range of 425 to 450 thousand ounces compared to our previous range of 410 to 450 thousand ounces. This change is related to higher realized ore grade and ounce production from improved stacking and secondary leaching. We expect cost of sales to be in the range of $680 to $720 per ounce. We expect cash costs2 of $400 to $430 per ounce and all-in sustaining costs2 of $560 to $590 per ounce compared to our previous ranges of cash costs of $410 to $450 per ounce and all-in sustaining costs of $580 to $630 per ounce. These changes are primarily related to lower operating and capital costs, mostly driven by operational improvements and savings.

Veladero, Argentina

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2016	2015	% Change	2016	2015	% Change
Total tonnes mined (000s)	7,087	19,096	(63%)	43,402	61,346	(29%)
Ore tonnes processed (000s)	7,856	5,943	32%	20,672	20,752	-
Average grade (grams/tonne)	0.65	0.76	(14%)	0.73	0.78	(6%)
Gold produced (000s/oz)	116	143	(19%)	367	443	(17%)
Gold sold (000s/oz)	95	152	(38%)	338	473	(29%)
Segment revenue ($ millions)	$ 134	$ 168	(20%)	$ 445	$ 547	(19%)
Cost of sales ($ millions)	86	138	(38%)	291	376	(23%)
Segment income ($ millions)	48	28	71%	155	168	(8%)
Segment EBITDA ($ millions)[1]	72	55	31%	231	247	(6%)
Capital expenditures ($ millions)	5	51	(90%)	46	187	(75%)
Minesite sustaining	5	51	(90%)	46	187	(75%)
Project	-	-	-	-	-	-
Cost of sales (per oz)	905	908	-	861	795	8%
Cash costs (per oz)[1]	586	570	3%	547	551	(1%)
All-in sustaining costs (per oz)[1]	651	914	(29%)	693	957	(28%)
All-in costs (per oz)[1]	$ 651	$ 914	(29%)	$ 693	$ 957	(28%)

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 62 of this MD&A.

Financial Results

Veladero’s segment income for the three month period ended September 30, 2016 was 71% higher than the same prior year period, primarily due to lower operating costs combined with higher gold prices, partially offset by a decrease in sales volume. For the nine month period, segment income was 8% lower due to a decrease in sale volume, partially offset by lower operating costs combined with higher gold prices.

Gold production for the three and nine month periods ended September 30, 2016, was 19% and 17% lower, respectively, than the same prior year period, mainly reflecting lower grade tonnes placed on the leach pad combined with the temporary suspension of operations late in the third quarter of 2016; for the nine month period, this was further impacted by unexpected severe winter weather conditions in the second quarter of 2016.

Cost of sales per ounce3 for the three and nine month periods ended September 30, 2016, were $3 per ounce lower and $66 per ounce higher, respectively, than the same prior year periods, primarily due to lower cost of sales associated with lower operating costs as a result of lower tonnes mined and processed due to lower grades, combined with savings initiatives and the impact of local currency devaluation on labor costs. This was partially offset by lower capitalized stripping costs and impact of lower sales volume on unit production costs relating to the temporary suspension of operations in the third quarter of 2016. For the nine month period ended September 30, 2016, this was further impacted by severe weather conditions. The impact of sales volume on unit production costs was greater for the nine month period resulting in an increase in cost of sales per ounce3. For the three and nine month periods ended September 30, 2016, all-in sustaining costs2 decreased by $263 and $264 per ounce, respectively, over the same prior year periods, primarily due to a decrease in minesite sustaining capital

BARRICK THIRD QUARTER 2016	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

expenditures combined with lower operating costs, partly offset by the impact of lower sales volume on unit production costs.

Capital expenditures for the three and nine month periods ended September 30, 2016, decreased by 90% and 75%, respectively, compared to the same prior year periods. The decreases were primarily due to a decrease in minesite sustaining expenditures mainly related to the construction of the phase 4B leach pad and equipment purchases combined with a decrease in capitalized stripping costs.

On October 9, 2015, the San Juan mining authority initiated an administrative sanction process against Minera Argentina Gold SRL (“MAGSRL”) (formerly Minera Argentina Gold S.A. or MAGSA), Barrick’s Argentine subsidiary that operates the Veladero mine, for alleged violations of the mining code relating to a valve failure and release of cyanide-bearing process solution in September 2015. On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against MAGSRL in connection with the solution release. MAGSRL was formally notified of this decision on March 15, 2016. On April 6, 2016, MAGSRL sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAGSRL paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso/$ exchange rate) while the request for reconsideration is pending. MAGSRL is implementing a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority. Certain construction related activities are still pending to be completed.

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAGSRL has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAGSRL. The San Juan Provincial mining authority has not yet served notice on MAGSRL of any charges that may be laid under the infringement proceeding. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above.

We expect 2016 gold production to be in the range of 530 to 580 thousand ounces, compared to our previous guidance range of 580 to 640 thousand ounces. We expect cost of sales to be in the range of $820 to $900 per ounce. We expect cash costs2 of $560 to $610 per ounce and all-in sustaining costs2 of $800 to $870 per ounce compared to our previous guidance range of $520 to $570 per ounce and all-in sustaining costs of $790 to $860 per ounce. These changes reflect the impact of adverse weather conditions, the effect of water management within the leach pad and the temporary suspension of operations in September.

We had previously indicated that production at Veladero may be impacted in the event that snowmelt causes water levels in the leach solution storage area to exceed trigger limits prescribed in the 2014 update to the mine’s environmental permit. In the third quarter of 2016, measures were taken to mitigate this risk and it is no longer expected to impact production levels.

BARRICK THIRD QUARTER 2016	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge (75% basis), Nevada USA

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2016	2015	% Change	2016	2015	% Change
Total tonnes mined (000s)	155	87	78%	442	270	64%
Ore tonnes processed (000s)	132	103	28%	380	280	36%
Average grade (grams/tonne)	17.97	18.07	(1%)	17.73	18.81	(6%)
Gold produced (000s/oz)	72	55	31%	201	156	29%
Gold sold (000s/oz)	80	53	51%	188	151	25%
Segment revenue ($ millions)	$ 107	$ 59	81%	$ 238	$ 178	34%
Cost of sales ($ millions)	45	38	18%	114	106	8%
Segment income ($ millions)	62	21	195%	123	71	73%
Segment EBITDA ($ millions)[1]	70	27	159%	142	88	61%
Capital expenditures ($ millions)	9	7	29%	23	23	-
Minesite sustaining	9	7	29%	23	23	-
Project	-	-	-	-	-	-
Cost of sales (per oz)	563	717	(22%)	606	702	(14%)
Cash costs (per oz)[1]	460	602	(24%)	504	585	(14%)
All-in sustaining costs (per oz)[1]	583	738	(21%)	631	745	(15%)
All-in costs (per oz)[1]	$ 583	$ 738	(21%)	$ 631	$ 745	(15%)

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 62 of this MD&A.

Financial Results

Turquoise Ridge’s segment income for the three and nine month periods ended September 30, 2016, was 195% and 73% higher, respectively, than the same prior year periods. The increases were primarily due to an increase in sales volume attributed to increased mining productivity combined with higher gold prices.

Gold production for the three and nine month periods ended September 30, 2016, was 31% and 29% higher, respectively, than the same prior year periods, primarily due to an increase in tonnes mined and processed resulting from increased labor to support production growth combined with improved equipment availability and improved mine engineering to take advantage of the larger ore geometry. In the first quarter 2015, the mine transitioned to fully mechanized topcuts, which resulted in increased productivity and the processing of more ore tonnes in subsequent quarters, including the nine month period ended September 30, 2016. The aim of the productivity improvements is to have a more consistent ore flow from the mine from month to month.

Cost of sales per ounce3 for the three and nine month periods ended September 30, 2016, were $154 and $96 per ounce lower, respectively, than the same prior year periods primarily reflecting the impact of higher sales volume on unit production costs combined with an increase in capitalized underground development costs. Although operating costs have increased due to the increased productivity rates, they have decreased on a per unit basis compared to the same prior year periods. The increased productivity and unit cost reductions are due to the investment in equipment and facilities made in 2015 as well as a focus on equipment utilization, equipment maintenance and consumables consumption as part of our Best-in-Class program. For the three and nine month periods ended September 30, 2016, all-in sustaining costs2 decreased by $155 and $114 per ounce, compared to the same prior year periods, primarily reflecting the impact of lower cost of sales per ounce3.

Capital expenditures for the three month period ended September 30, 2016 increased by 29% due to higher minesite sustaining capital. The higher spend is primarily related to capitalized development costs. For the nine month period ended September 30, 2016, capital expenditures were in line with the prior year period.

We expect attributable 2016 gold production to be in the range of 255 to 275 thousand ounces, higher than our previous range of 240 to 260 thousand ounces. We expect cost of sales to be in the range of $600 to $650 per ounce. We expect cash costs2 of $500 to $540 per ounce and all-in sustaining costs2 of $650 to $700 per ounce compared to our previous ranges of cash costs of $480 to $520 per ounce and all-in sustaining costs of $640 to $700 per ounce. The production changes are primarily due to an increase of tonnage partially offset by slightly lower grade. Costs per ounce metrics are higher due to lower sales due to timing towards the end of the year.

BARRICK THIRD QUARTER 2016	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Acacia Mining plc (100% basis), Africa

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2016	2015	% Change	2016	2015	% Change
Total tonnes mined (000s)	9,501	10,787	(12%)	28,847	31,262	(8%)
Ore tonnes processed (000s)	2,351	2,296	2%	7,251	6,855	6%
Average grade (grams/tonne)	3.10	2.60	19%	3.00	2.80	7%
Gold produced (000s/oz)	205	164	25%	617	531	16%
Gold sold (000s/oz)	206	167	23%	607	523	16%
Segment revenue ($ millions)	283	191	48%	783	634	24%
Cost of sales ($ millions)	$ 175	$ 173	1%	$ 524	$ 534	(2%)
Segment income ($ millions)	$ 109	$ 7	1,457%	$ 240	$ 76	216%
Segment EBITDA ($ millions)[1]	$ 152	$ 39	290%	$ 362	$ 175	107%
Capital expenditures ($ millions)	$ 53	$ 51	4%	$ 135	$ 134	1%
Minesite sustaining	$ 53	$ 51	4%	$ 134	$ 135	(1%)
Project	-	-	-	$ 1	($ 1)	200%
Cost of sales (per oz)	850	1,036	(18%)	863	1,021	(15%)
Cash costs (per oz)[1]	$ 598	$ 807	(26%)	$ 626	$ 789	(21%)
All-in sustaining costs (per oz)[1]	$ 998	$ 1,195	(16%)	$ 961	$ 1,153	(17%)
All-in costs (per oz)[1]	$ 1,000	$ 1,193	(16%)	$ 963	$ 1,151	(16%)

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 62 of this MD&A.

Financial Results

Acacia’s segment income for the three and nine month periods ended September 30, 2016, was 1,457% and 216% higher, respectively, than the same prior year period primarily due to an increase in sales volume combined with a higher gold price.

Gold production for the three and nine month periods ended September 30, 2016, was 25% and 16% higher, respectively, than the same prior year periods primarily due to an increase in production at North Mara as a result of higher grade ore from the underground Gokona combined with higher recovery rates.

Cost of sales per ounce3 for the three and nine month periods ended September 30, 2016, was $186 and $158 per ounce lower, respectively, than the same prior year period, primarily due to the impact of higher sales volume on unit production costs. This was partly offset by higher capitalized operating costs at North Mara and Bulyanhulu combined with lower labor costs as a result of headcount reductions. For the three and nine month periods ended September 30, 2016, all-in sustaining costs2 decreased by $197 and $192 per ounce over the same prior year periods, primarily reflecting the lower cost of sales per ounce3.

Capital expenditures for the three and nine month periods ended September 30, 2016, increased by 4% and 1%, respectively, compared to the same prior year periods. The increase for the three month period was primarily due to an increase in capitalized stripping costs at North Mara, partially offset by a decrease in sustaining capital expenditures at Bulyanhulu.

We expect Acacia’s 2016 gold production to be about 520 thousand ounces (Barrick’s share), higher than our previous guidance range of 480 to 500 thousand ounce. We expect cost of sales to be in the range of $890 to $930 per ounce. We expect both cash costs2 and all-in sustaining costs2 to be towards the bottom of our ranges of $670 to $700 per ounce and $950 to $980 per ounce, respectively.

BARRICK THIRD QUARTER 2016	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pascua-Lama, Argentina/Chile

The Pascua-Lama project, located on the border between Chile and Argentina, is one of the world’s most attractive undeveloped gold and silver deposits, with the potential to generate significant free cash flow over a long mine life. During the third quarter, we announced the appointment of George Bee as Senior Vice President for Lama and Frontera District Development. Mr. Bee and his team are now advancing a scoping study on the use of underground mining methods for a Lama starter project on the Argentinean side of the Pascua-Lama project. Such a project could represent the first stage of a phased development plan for Pascua-Lama. Concurrently, the team in Chile remains focused on optimizing the Chilean components of the project, while addressing outstanding legal, regulatory, and permitting matters.

Our Investment Committee will continue to scrutinize the project as it advances, applying a high degree of consistency and rigor–as we do for all capital allocation decisions at the company–before further review by the Executive Committee and the Board at each stage of advancement.

U.S. Shareholder Class Action

On May 31, 2016, the Company confirmed that it had reached a $140 million settlement in this matter. The amount of the settlement is insured. The Company continues to believe that the allegations by the lead plaintiffs in this matter are unfounded, and under the terms of the settlement agreement, the Company has not accepted any allegations of wrongdoing or liability.

SMA Regulatory Sanctions – Consolidated Administrative Proceeding

On April 4, 2016, the SMA issued two reports assessing water quality data previously provided by Compañía Minera Nevada (“CMN”). The SMA rejected CMN’s challenge to certain aspects of these reports on April 25, 2016. The SMA will consider these reports when issuing a new administrative decision in this matter, as required by the March 3, 2014 decision of the Environmental Court.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the 2013 Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. A final resolution from the SMA with respect to these matters is pending.

Constitutional Protection Action

On August 12, 2016, the court ruled in favor of CMN and the Chilean mining authority (Sernageomin), rejecting the plaintiffs’ challenges to the Temporary and Partial Closure Plan for the Pascua-Lama project. On August 19, 2016, the plaintiffs appealed the court’s decision to the Chilean Supreme Court. A hearing has been requested and a decision from the Supreme Court on this matter is pending.

Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean cabinet, which has jurisdiction over claims of this nature, voted to uphold the permit amendments.

Water Treatment Plant

The water treatment plant on the Chilean side of the Pascua-Lama project was damaged during the second quarter of 2016 as a result of heavy snowfall. The water treatment plant consists of two main components, the high density sludge unit followed by the reverse osmosis unit. The damage to the facility is still under repair. On August 10, operation of the high density sludge unit and discharges were reestablished. Exceptional snow fall during the winter and an early melt has increased inflows to the plant to an extent that it is difficult to keep discharges within permit limits. CMN has reviewed its contingency plan with Chilean regulatory authorities.

BARRICK THIRD QUARTER 2016	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 18 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

($ millions)	Payments due As at September 30, 2016
	2016[1]	2017	2018	2019	2020	2021 and thereafter	Total
Debt[2]
Repayment of principal	$ 12	$ 105	$ 105	$ 381	$ 304	$ 7,576	$ 8,483
Capital leases	9	37	30	16	9	20	121
Interest	198	463	458	442	424	5,794	7,779
Provisions for environmental rehabilitation[3]	56	80	106	117	109	1,797	2,265
Operating leases	7	19	18	11	7	15	77
Restricted share units	-	60	29	-	-	-	89
Pension benefits and other post-retirement benefits	5	20	20	20	20	371	456
Derivative liabilities[4]	33	60	29	2	-	-	124
Purchase obligations for supplies and consumables[5]	283	245	161	70	65	96	920
Capital commitments[6]	44	15	5	4	4	27	99
Social development costs[7]	14	5	3	2	2	150	176
Total	$ 661	$ 1,109	$ 964	$ 1,065	$ 944	$ 15,846	$ 20,589
[1]	Represents the obligations and commitments for the remainder of the year.
[2]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though our attributable share is 60 percent of this total, consistent with our ownership interest in the mine. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2016. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[4]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed in note 24 to the 2015 Annual Report. Payments related to derivative contracts may be subject to change given variable market conditions.

[5]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[6]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[7]	Social Development Costs - Includes Pascua-Lama’s commitment related to the potential funding of a power transmission line in Argentina of $107 million, which is not expected to be paid prior to 2021.

BARRICK THIRD QUARTER 2016	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2016			2015				2014
($ millions, except where indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$ 2,297	$ 2,012	$ 1,930	$ 2,238	$ 2,315	$ 2,231	$ 2,245	$ 2,510
Realized price per ounce – gold[2]	1,333	1,259	1,181	1,105	1,125	1,190	1,219	1,204
Realized price per pound – copper[2]	2.18	2.14	2.18	2.16	2.18	2.66	2.55	2.91
Cost of sales	1,291	1,336	1,324	1,768	1,742	1,689	1,708	1,799
Net earnings (loss)	175	138	(83)	(2,622)	(264)	(9)	57	(2,851)
Per share (dollars)[3]	0.15	0.12	(0.07)	(2.25)	(0.23)	(0.01)	0.05	(2.45)
Adjusted net earnings[2]	278	158	127	91	131	60	62	174
Per share (dollars)[2,3]	0.24	0.14	0.11	0.08	0.11	0.05	0.05	0.15
Operating cash flow[4]	951	527	451	698	1,255	525	316	371
Free cash flow[2,4]	$ 674	$ 274	$ 181	$ 387	$ 866	$ 26	($ 198)	($ 176)
[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 49 to 62 of this MD&A.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]	Q3 2015 includes $610 million of proceeds from the gold and silver streaming transaction with Royal Gold, Inc.

Our recent financial results reflect our emphasis on cost control and growing operating cash flow and free cash flow2. While gold prices have fluctuated around $1,200 per ounce, we have been able to record positive free cash flow2 in six consecutive quarters as a result of our actions. In the fourth quarter 2015, we recorded asset and goodwill impairments of $2.6 billion (net of tax effects and non-controlling interests), primarily related to our Pueblo Viejo and Goldstrike mines and Pascua-Lama project. In the third quarter of 2015, we recorded a goodwill impairment charge of $476 million relating to our Zaldívar mine upon reclassification of the mine’s net assets as held-for-sale, as the agreed selling price was lower than previously recognized carrying values. In the fourth quarter 2014, we recorded asset and goodwill impairments of $2.8 billion (net of tax effects and non-controlling interests), primarily at Lumwana, Zaldívar and Cerro Casale.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2015 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures, including those related to our management structure refinements, and may make modifications from time to time as considered necessary.

BARRICK THIRD QUARTER 2016	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the financial statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying financial statements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES THIRD QUARTER 2016

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Starting with the second quarter 2016 MD&A, we have amended the reconciliation from net earnings to adjusted net earnings to present the adjusting items on a pre-tax and fully consolidated basis and including the tax effect and non-controlling interest as a separate line. We

BARRICK THIRD QUARTER 2016	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

believe that this change will assist analysts, investors and other stakeholders of Barrick to better understand how we calculate this non-GAAP performance measure and simplify how it reconciles to our financial statements. This change to the presentation of our reconciliation does not result in any change to the final calculation of adjusted net earnings.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Net earnings (loss) attributable to equity holders of the Company	$175	($ 264)	$ 230	$ (216)
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	49	452	54	492
Acquisition/disposition (gains)/losses	37	(54)	35	(80)
Foreign currency translation (gains)/losses	19	(43)	181	(12)
Significant tax adjustments[1]	5	7	59	39
Other expense adjustments[2]	1	67	75	95
Unrealized gains on non-hedge derivative instruments	(12)	3	(23)	7
Tax effect and non-controlling interest	4	(37)	(48)	(72)
Adjusted net earnings	$278	$ 131	$ 563	$ 253
Net earnings (loss) per share[3]	0.15	(0.23)	0.20	(0.19)
Adjusted net earnings per share[3]	0.24	0.11	0.48	0.22
[1]	Significant tax adjustments for the current year primarily relate to a tax provision booked by Acacia in Q1 2016.
[2]

Other expense adjustments for the current year relate to losses on debt extinguishment, the impact of the decrease in the discount rate used to calculate the provision for environmental remediation at our closed mines and a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that excludes capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Net cash provided by operating activities	$ 951	$ 1,255	$ 1,929	$ 2,096
Capital expenditures	(277)	(389)	(800)	(1,402)
Free cash flow	$ 674	$ 866	$ 1,129	$ 694

BARRICK THIRD QUARTER 2016	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs”, and in the second quarter of 2013, Barrick voluntarily adopted the WGC definition of these metrics. The “all-in sustaining costs” measure is similar to our presentation in reports prior to the second quarter of 2013, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures. Starting in the fourth quarter 2014, the non-GAAP “adjusted operating costs” was renamed “cash costs”. The manner in which this measure is calculated was not changed. Management uses “Cash costs”, “all-in sustaining costs”, “all-in costs” and “C1 cash costs” to monitor the performance of the Company’s mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Our “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and at existing operations related to projects that significantly increase the net present value of the mine and are not related to current production) and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. We believe that our use of “all-in sustaining costs” and “all-in costs” will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis.

Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non- GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

“Cash costs”, “all-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. Starting in the fourth quarter 2015 MD&A, we replaced the non- GAAP measure “C3 fully allocated costs per pound” for our copper mines with “all-in sustaining costs per pound”. Similar to the gold all-in sustaining costs metric, Management uses this to better evaluate the costs of copper production. We believe this change will enable investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per

BARRICK THIRD QUARTER 2016	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

Starting with the third quarter of 2016 MD&A, we have presented this reconciliation for each of our reportable operating segments. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in understanding the details of these non-GAAP metrics on a segment-by-segment basis.

Starting with the second quarter 2016 MD&A, we have condensed and simplified the reconciliation from cost of sales to “cash costs”, “all-in sustaining costs” and “all-in costs”, including on a per ounce basis for gold and per pound basis for copper, to present items on a fully consolidated basis and include non-controlling interest as a separate line. . As part of this simplification, we have grouped several minor items into one line labeled “Other”, with further detail in the footnote to the reconciliation. We believe that these changes will assist analysts, investors and other stakeholders of Barrick to better understand how we calculate these non-GAAP performance measures and simplifying how they reconcile to our financial statements. This change to the presentation of our reconciliation does not result in any change to the figures calculated, except as noted below for “all-in costs”.

Also starting with the second quarter 2016 MD&A, we have adjusted the amount included as “project exploration and evaluation costs and project costs” as part of our “all-in costs” measure to include all exploration and evaluation costs related to our advanced mining and business improvement projects and corporate development activities, where previously it did not. The impact of this adjustment for the three and nine months ended September 30, 2016, was $11/oz and $23/oz, respectively (2015: $36/oz and $48/oz, respectively). We believe this change will assist analysts, investors and other stakeholders of Barrick in understanding all of the expenditures related to growing our business.

BARRICK THIRD QUARTER 2016	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended September 30,		For the nine months ended September 30,
	Footnote	2016	2015	2016	2015
Cost of sales related to gold production		$ 1,202	$ 1,491	$ 3,632	$ 4,329
Depreciation		(373)	(399)	(1,107)	(1,151)
By-product credits	1	(59)	(54)	(143)	(166)
Realized (gains)/losses on hedge and non-hedge derivatives	2	15	30	71	78
Non-recurring items	3	34	(61)	24	(61)
Other	4	(9)	7	(24)	18
Non-controlling interests (Pueblo Viejo and Acacia)	5	(92)	(104)	(267)	(316)
Cash costs		$ 718	$ 910	$ 2,186	$ 2,731
General & administrative costs		71	44	217	181
Minesite exploration and evaluation costs	6	10	11	26	36
Minesite sustaining capital expenditures	7	236	342	646	1,056
Rehabilitation - accretion and amortization (operating sites)	8	16	43	41	119
Non-controlling interest, copper operations and other	9	(75)	(119)	(209)	(276)
All-in sustaining costs		$ 976	$ 1,231	$ 2,907	$ 3,847
Project exploration and evaluation and project costs	6	34	75	129	233
Community relations costs not related to current operations		1	5	6	12
Project capital expenditures	7	35	42	124	181
Rehabilitation - accretion and amortization (non-operating sites)	8	2	3	7	9
Non-controlling interest and copper operations	9	(7)	(12)	(38)	(23)
All-in costs		$ 1,041	$ 1,344	$ 3,135	$ 4,259
Ounces sold - equity basis (000s ounces)	10	1,386	1,596	3,984	4,447
Cost of sales per ounce	11,12	$ 766	$ 829	$ 803	$ 863
Cash costs per ounce	12	$ 518	$ 570	$ 549	$ 614
Cash costs per ounce (on a co-product basis)	12,13	$ 550	$ 592	$ 575	$ 639
All-in sustaining costs per ounce	12	$ 704	$ 771	$ 730	$ 866
All-in sustaining costs per ounce (on a co-product basis)	12,13	$ 736	$ 793	$ 756	$ 891
All-in costs per ounce	12	$ 751	$ 842	$ 787	$ 958
All-in costs per ounce (on a co-product basis)	12,13	$ 783	$ 864	$ 813	$ 983

1	By-product credits

Revenues include the sale of by-products for our gold and copper mines for the three months ended September 30, 2016, of $50 million (2015: $32 million) and the nine months ended September 30, 2016 of $110 million (2015: $106 million); energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended September 30, 2016, of $9 million (2015: $22 million) and the nine months ended September 30, 2016, of $33 million (2015: $60 million).

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $15 million and $59 million (2015: $24 million and $66 million, respectively) for the three and nine months ended September 30, 2016, respectively, and realized non-hedge losses of $nil and $12 million (2015: $6 million and $12 million, respectively) for the three and nine months ended September 30, 2016, respectively. Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

Non-recurring items in 2016 consist of $34 million in a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo and $10 million in abnormal costs at Veladero. These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

4	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $1 million and $5 million, respectively, (2015: $5 million and $10 million, respectively) and adding the cost of treatment and refining charges of $3 million and $12 million, respectively (2015: $3 million and $10 million, respectively). 2016 includes the removal of cash costs associated with our Pierina mine which is mining incidental ounces as it enters closure of $14 million and $42 million, respectively.

BARRICK THIRD QUARTER 2016	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $124 million and $381 million, respectively, for the three and nine month periods ended September 30, 2016 (2015: $168 million and $493 million, respectively). Refer to Note 5 of the Financial Statements for further information.

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of this MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo, Cortez Lower Zone and Lagunas Norte Refractory Ore Project. Refer to page 31 of this MD&A.

8	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and Arturo. In 2016, figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended September 30,		For the nine months ended September 30,
Non-controlling interest, copper operations and other	2016	2015	2016	2015
General & administrative costs	($ 8)	($ 23)	($ 31)	($ 48)
Minesite exploration and evaluation costs	(2)	(2)	(6)	(5)
Rehabilitation - accretion and amortization (operating sites)	(2)	(5)	(5)	(9)
Minesite sustaining capital expenditures	(63)	(89)	(167)	(214)
All-in sustaining costs total	($ 75)	($ 119)	($ 209)	($ 276)
Project exploration and evaluation and project costs	(3)	(2)	(8)	(2)
Project capital expenditures	(4)	(10)	(30)	(21)
All-in costs total	($ 7)	($ 12)	($ 38)	($ 23)

10	Ounces sold - equity basis

In 2016, figures remove the impact of Pierina as the mine is currently going through closure.

11	Cost of sales per ounce

In 2016, figures remove the cost of sales impact of Pierina of $17 million and $52 million, respectively for the three and nine month periods ended September 30, 2016, as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold productions. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
By-product credits	$ 59	$ 54	$ 143	$ 166
Non-controlling interest	(14)	(16)	(40)	(48)
By-product credits (net of non-controlling interest)	$ 45	$ 38	$ 103	$ 118

BARRICK THIRD QUARTER 2016	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis,         by operating segment

($ millions, except per ounce information in dollars)	For the three months ended September 30, 2016
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 229	$ 240	$ 160	$ 71	$ 86	$ 45	$ 175
Depreciation		(113)	(83)	(46)	(22)	(24)	(8)	(43)
By-product credits	1	-	(1)	(36)	(4)	(6)	-	(9)
Non-recurring items	2	-	-	34	-	-	-	-
Other	3	-	-	-	-	-	-	2
Non-controlling interests		-	-	(47)	-	-	-	(45)
Cash costs		$ 116	$ 156	$ 65	$ 45	$ 56	$ 37	80
General & administrative costs		-	-	-	-	-	-	26
Minesite exploration and evaluation costs	4	-	2	-	1	-	-	-
Minesite sustaining capital expenditures	5	20	42	22	10	5	9	53
Rehabilitation - accretion and amortization (operating sites)	6	4	4	3	2	1	1	1
Non-controlling interests		-	-	(10)	-	-	-	(28)
All-in sustaining costs		$ 140	$ 204	$ 80	$ 58	$ 62	$ 47	132
Project capital expenditures	5	17	9	-	4	-
Non-controlling interests		-	(4)	-	-	-	-	-
All-in costs		$ 157	$ 209	$ 80	$ 62	$ 62	$ 47	$ 132
Ounces sold - equity basis (000s ounces)		262	298	190	109	95	80	132
Cost of sales per ounce	7,8	$ 874	$ 805	$ 521	$ 651	$ 905	$ 563	$ 850
Cash costs per ounce	8	$ 442	$ 526	$ 345	$ 410	$ 586	$ 460	$ 598
Cash costs per ounce (on a co-product basis)	8,9	$ 442	$ 528	$ 481	$ 449	$ 660	$ 460	$ 632
All-in sustaining costs per ounce	8	$ 531	$ 681	$ 425	$ 530	$ 651	$ 583	$ 998
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 531	$ 683	$ 561	$ 569	$ 725	$ 583	$ 1,032
All-in costs per ounce	8	$ 595	$ 700	$ 425	$ 564	$ 651	$ 583	$ 1,000
All-in costs per ounce (on a co-product basis)	8,9	$ 595	$ 702	$ 561	$ 603	$ 725	$ 583	$ 1,034

BARRICK THIRD QUARTER 2016	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)	For the three months ended September 30, 2015
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 193	$ 209	$ 252	$ 95	$ 138	$ 38	$ 173
Depreciation		(77)	(59)	(83)	(45)	(27)	(6)	(32)
By-product credits	1	-	(1)	(34)	(4)	(6)	-	(7)
Non-recurring items	2	(5)	(7)	(9)	(5)	(19)	(1)	-
Other	3	-	-	4	-	-	-	1
Non-controlling interests		-	-	(55)	-	-	-	(49)
Cash costs		$ 111	$ 142	$ 75	$ 41	$ 86	$ 31	$ 86
General & administrative costs		-	-	-	-	-	-	6
Minesite exploration and evaluation costs	4		2	-	1		-	1
Minesite sustaining capital expenditures	5	26	15	23	19	51	7	51
Rehabilitation - accretion and amortization (operating sites)	6	4	5	9	9	1	1	2
Non-controlling interests		-	-	(13)	-	-	-	(19)
All-in sustaining costs		$ 141	164	$ 94	$ 70	$ 138	$ 39	127
Project capital expenditures	5	12	27	-	-	-	-	-
Non-controlling interests		-	(11)	-	-	-	-	-
All-in costs		$ 153	$ 180	$ 94	$ 70	$ 138	$ 39	127
Ounces sold - equity basis (000s ounces)		282	291	171	120	152	53	107
Cost of sales per ounce	7,8	$ 684	$ 718	$ 854	$ 792	$ 908	$ 717	$ 1,036
Cash costs per ounce	8	$ 394	$ 490	$ 438	$ 344	$ 570	$ 602	$ 807
Cash costs per ounce (on a co-product basis)	8,9	$ 394	$ 492	$ 563	$ 377	$ 608	$ 602	$ 835
All-in sustaining costs per ounce	8	$ 501	$ 558	$ 554	$ 581	$ 914	$ 738	$ 1,195
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 501	$ 560	$ 679	$ 614	$ 952	$ 738	$ 1,223
All-in costs per ounce	8	$ 543	$ 612	$ 554	$ 581	$ 914	$ 738	$ 1,193
All-in costs per ounce (on a co-product basis)	8,9	$ 543	$ 614	$ 679	$ 614	$ 952	$ 738	$ 1,221

BARRICK THIRD QUARTER 2016	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)	For the nine months ended September 30, 2016
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 720	$ 671	$ 500	$ 216	$ 291	$ 114	$ 524
Depreciation		(380)	(202)	(126)	(77)	(76)	(19)	(122)
By-product credits	1	-	(1)	(73)	(13)	(20)	-	(29)
Non-recurring items	2	-	-	34	-	(10)	-	-
Other	3	-	-	4	-	-	-	7
Non-controlling interests		-	-	(131)	-	-	-	(136)
Cash costs		$ 340	$ 468	$ 208	$ 126	$ 185	$ 95	244
General & administrative costs		-	-	-	-	-	-	56
Minesite exploration and evaluation costs	4	-	3	-	2	-	-	2
Minesite sustaining capital expenditures	5	56	87	69	48	46	23	134
Rehabilitation - accretion and amortization (operating sites)	6	9	8	8	6	3	1	4
Non-controlling interests		-	-	(31)	-	-	-	(67)
All-in sustaining costs		$ 405	$ 566	$ 254	$ 182	$ 234	$ 119	373
Project capital expenditures	5	34	74	-	4	-	-	1
Non-controlling interests		-	(30)	-	-	-	-	-
All-in costs		$ 439	$ 610	$ 254	$ 186	$ 234	$ 119	$ 374
Ounces sold - equity basis (000s ounces)		782	798	502	327	338	188	388
Cost of sales per ounce	7,8	$ 921	$ 841	$ 612	$ 661	$ 861	$ 606	$ 863
Cash costs per ounce	8	$ 434	$ 586	$ 416	$ 385	$ 547	$ 504	$ 626
Cash costs per ounce (on a co-product basis)	8,9	$ 434	$ 587	$ 507	$ 425	$ 608	$ 504	$ 663
All-in sustaining costs per ounce	8	$ 517	$ 706	$ 509	$ 557	$ 693	$ 631	$ 961
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 517	$ 707	$ 600	$ 597	$ 754	$ 631	$ 998
All-in costs per ounce	8	$ 560	$ 761	$ 509	$ 568	$ 693	$ 631	$ 963
All-in costs per ounce (on a co-product basis)	8,9	$ 560	$ 762	$ 600	$ 608	$ 754	$ 631	$ 1,000

BARRICK THIRD QUARTER 2016	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)	For the nine months ended September 30, 2015
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 584	$ 471	$ 707	$ 297	$ 376	$ 106	$ 534
Depreciation		(221)	(119)	(222)	(132)	(79)	(17)	(99)
By-product credits	1	-	(1)	(94)	(14)	(18)	-	(27)
Non-recurring items	2	(5)	(7)	(9)	(5)	(19)	(1)	-
Other	3	-	-	10	-	-	-	4
Non-controlling interests		-	-	(167)	-	-	-	(149)
Cash costs		$ 358	$ 344	$ 225	$ 146	$ 260	$ 88	$ 263
General & administrative costs		-	-	-	-	-	-	33
Minesite exploration and evaluation costs	4	1	8	-	2	2	-	2
Minesite sustaining capital expenditures	5	86	94	83	50	187	23	135
Rehabilitation - accretion and amortization (operating sites)	6	8	12	18	30	3	1	7
Non-controlling interests		-	-	(40)	-	-	-	(55)
All-in sustaining costs		$ 453	458	$ 286	$ 228	$ 452	$ 112	385
Project capital expenditures	5	42	88	-	-	-	-	(1)
Non-controlling interests		-	(22)	-	-	-	-	-
All-in costs		$ 495	$ 524	$ 286	$ 228	$ 452	$ 112	384
Ounces sold - equity basis (000s ounces)		638	654	456	447	473	151	334
Cost of sales per ounce	7,8	$ 915	$ 720	$ 890	$ 664	$ 795	$ 702	$ 1,021
Cash costs per ounce	8	$ 561	$ 527	$ 493	$ 327	$ 551	$ 585	$ 789
Cash costs per ounce (on a co-product basis)	8,9	$ 562	$ 528	$ 625	$ 358	$ 588	$ 585	$ 829
All-in sustaining costs per ounce	8	$ 711	$ 698	$ 628	$ 510	$ 957	$ 745	$ 1,153
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 712	$ 699	$ 760	$ 541	$ 994	$ 745	$ 1,193
All-in costs per ounce	8	$ 777	$ 799	$ 628	$ 510	$ 957	$ 745	$ 1,151
All-in costs per ounce (on a co-product basis)	8,9	$ 778	$ 800	$ 760	$ 541	$ 994	$ 745	$ 1,191

1	By-product credits

Revenues include the sale of by-products for our gold mines and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three and nine months ended September 30, 2016, of $9 million and $33 million, respectively (2015: $22 million and $60 million, respectively).

2	Non-recurring items

Non-recurring items in 2016 consist of $34 million in a reduction in cost of sales attributed to insurance proceeds recorded in the third quarter of 2016 relating to the 2015 oxygen plant motor failure at Pueblo Viejo and $10 million in abnormal costs at Veladero. These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

3	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $1 million and $5 million, respectively, (2015: $5 million and $10 million, respectively) and adding the cost of treatment and refining charges of $2 million and $7 million, respectively (2015: $1 million and $5 million, respectively).

4	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of this MD&A.

5	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo, Cortez Lower Zone and Lagunas Norte Refractory Ore Project. Refer to page 31 of this MD&A.

6	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

7	Cost of sales per ounce

Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

BARRICK THIRD QUARTER 2016	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

8	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

9	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended September 30, 2016

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$ 1	$ 36	$ 4	$ 6	$-	$ 9
Non-controlling interest	-	-	(11)	-	-	-	(3)
By-product credits (net of non-controlling interest)	$-	$ 1	$ 25	$ 4	$ 6	$-	$ 6

For the three months ended September 30, 2015

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$ 1	$ 34	$ 4	$ 6	$-	$ 7
Non-controlling interest	-	-	(13)	-	-	-	(2)
By-product credits (net of non-controlling interest)	$-	$ 1	$ 21	$ 4	$ 6	$-	$ 5

For the nine months ended September 30, 2016

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$ 1	$ 73	$ 13	$ 20	$-	$ 29
Non-controlling interest	-	-	(29)	-	-	-	(11)
By-product credits (net of non-controlling interest)	$-	$ 1	$ 44	$ 13	$ 20	$-	$ 18

For the nine months ended September 30, 2015

	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$ 1	$ 94	$ 14	$ 18	$-	$ 27
Non-controlling interest	-	-	(38)	-	-	-	(10)
By-product credits (net of non-controlling interest)	$-	$ 1	$ 56	$ 14	$ 18	$-	$ 17

BARRICK THIRD QUARTER 2016	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Cost of sales	$ 66	$ 209	$ 235	$ 698
Depreciation/amortization[1]	(10)	(18)	(30)	(80)
Treatment and refinement charges	36	46	120	129
Cash cost of sales applicable to equity method investments[2]	68	-	154	-
Less: royalties	(7)	(15)	(32)	(85)
C1 cash cost of sales	$ 153	$ 222	$ 447	$ 662
General & administrative costs	-	6	11	17
Rehabilitation - accretion and amortization	1	2	5	6
Royalties	7	15	32	85
Minesite sustaining capital expenditures	44	61	121	132
All-in sustaining costs	$ 205	$ 306	$ 616	$ 902
Pounds sold - consolidated basis (millions pounds)	102	145	298	378
Cost of sales per pound[3,4]	$1.47	$1.44	$1.42	$1.85
C1 cash cost per pound[3]	$1.50	$1.53	$1.50	$1.75
All-in sustaining costs per pound[3]	$2.02	$2.11	$2.08	$2.39

[1]	For the three and nine month periods ended September 30, 2016, depreciation excludes $15 million and $34 million, respectively, of depreciation applicable to equity method investments.
[2]

For the three and nine month periods ended September 30, 2016, figures include $46 million and $131 million, respectively, of cash costs related to our 50% share of Zaldívar due to the divestment of 50% of our interest in the mine on December 1, 2015, as well as $23 million and $23 million, respectively of cash costs related to our 50% share of Jabal Sayid due to the divestment of 50% of our interest in the mine on December 4, 2014 and subsequent accounting as an equity method investments.

[3]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[4]

Cost of sales related to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow, and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Starting with the third quarter of 2016 MD&A, we have presented this reconciliation for each of our reportable operating segments. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in understanding the details of this non-GAAP metrics on a segment-by-segment basis.

BARRICK THIRD QUARTER 2016	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended September 30		For the nine months ended September 30

	2016	2015	2016	2015
Net earnings (loss)	$ 245	$ (252)	$ 349	$ (172)
Income tax expense	335	122	694	330
Finance costs, net[1]	178	188	525	543
Depreciation	389	432	1,156	1,272
EBITDA	$ 1,147	$ 490	$ 2,724	$ 1,973
Impairment charges	49	452	54	492
Adjusted EBITDA	$ 1,196	$ 942	$ 2,778	$ 2,465
[1]	Finance costs exclude accretion.

Reconciliation of Segment Income to Segment EBITDA

($ millions)	For the three months ended September 30, 2016

	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 115	$ 157	$ 170	$ 75	$ 48	$ 62	$ 109
Depreciation	113	83	29	22	24	8	43
Segment EBITDA	$ 228	$ 240	$ 199	$ 97	$ 72	$ 70	$ 152

For the three months ended September 30, 2015
	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 118	$ 118	$ 62	$ 40	$ 28	$ 21	$ 7
Depreciation	77	59	47	45	27	6	32
Segment EBITDA	$ 195	$ 177	$ 109	$ 85	$ 55	$ 27	$ 39

For the nine months ended September 30, 2016
	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 250	$ 332	$ 370	$ 199	$ 155	$ 123	$ 240
Depreciation	380	202	79	77	76	19	122
Segment EBITDA	$ 630	$ 534	$ 449	$ 276	$ 231	$ 142	$ 362

For the nine months ended September 30, 2015
	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 152	$ 276	$ 182	$ 234	$ 168	$ 71	$ 76
Depreciation	221	119	127	132	79	17	99
Segment EBITDA	$ 373	$ 395	$ 309	$ 366	$ 247	$ 88	$ 175

BARRICK THIRD QUARTER 2016	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangements;
•	Treatment and refining charges; and
•	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors, such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues, as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure to compare to market gold prices and to assess our gold sales performance. For those reasons, Management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of our expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended September 30				For the nine months ended September 30
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold		Copper
	2016	2015	2016	2015	2016	2015	2016	2015
Sales	$ 2,134	$ 1,992	$ 104	$ 269	$ 5,774	$ 5,832	$ 322	$ 793
Sales applicable to non-controlling interests	(260)	(210)	-	-	(699)	(642)	-	-
Sales applicable to equity method investments[1]	-	-	82	-	-	-	203	-
Realized non-hedge gold/copper derivative (losses) gains	(1)	-	-	-	(1)	-	-	-
Sales applicable to Pierina[2]	(28)	-	-	-	(71)	-	-	-
Treatment and refinement charges	3	3	36	46	12	10	120	129
Export duties	-	9	-	-	2	28	-	-
Revenues - as adjusted	$ 1,848	$ 1,794	$ 222	$ 315	$ 5,017	$ 5,228	$ 645	$ 922
Ounces/pounds sold (000s ounces/millions pounds)[2]	1,386	1,596	102	145	3,984	4,447	298	378
Realized gold/copper price per ounce/pound[3]	$ 1,333	$ 1,125	$ 2.18	$ 2.18	$ 1,259	$ 1,176	$ 2.17	$ 2.44
[1]

Represents sales of $58 million and $180 million, respectively for the three and nine month periods ended September 30, 2016, applicable to our 50% equity method investment in Zaldívar effective December 1, 2015 as well as $24 million and $24 million, respectively, applicable to our 50% equity method investment in Jabal Sayid effective December 3, 2014 and subsequent accounting as equity method investments.

[2]	2016 figures exclude Pierina from the calculation of realized price per ounce as the mine is currently going through closure.
[3]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2016	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES SECOND QUARTER 2016

These reconciliations have been included in this third quarter of 2016 MD&A for continuity and are unchanged from the reconciliations originally included in our second quarter 2016 MD&A, other than the inclusion of additional information.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Net earnings (loss) attributable to equity holders of the Company	$ 138	($ 9)	$ 55	$ 48
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	4	35	5	40
Acquisition/disposition (gains)/losses	(11)	(2)	(2)	(26)
Foreign currency translation losses	23	33	162	31
Significant tax adjustments[1]	3	26	54	32
Other expense adjustments[2]	6	2	74	28
Unrealized gains on non-hedge derivative instruments	(5)	3	(11)	4
Tax effect and non-controlling interest	-	(28)	(52)	(35)
Adjusted net earnings	$ 158	$ 60	$ 285	$ 122
Net earnings (loss) per share[3]	0.12	(0.01)	0.05	0.04
Adjusted net earnings per share[3]	0.14	0.05	0.24	0.10
[1]	Significant tax adjustments for the current year primarily relate to a tax provision booked by Acacia in Q1 2016.
[2]

Other expense adjustments for the current year relate to losses on debt extinguishment and the impact of the decrease in the discount rate used to calculate the provision for environmental remediation at our closed mines.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Net cash provided by operating activities	$ 527	$ 525	$ 978	$ 841
Capital expenditures	(253)	(499)	(523)	(1,013)
Free cash flow	$ 274	$ 26	$ 455	($ 172)

BARRICK THIRD QUARTER 2016	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended June 30,		For the six months ended June 30,
	Footnote	2016	2015	2016	2015
Cost of sales related to gold production		$ 1,227	$ 1,413	$ 2,430	$ 2,838
Depreciation		(365)	(378)	(734)	(752)
By-product credits	1	(46)	(53)	(84)	(112)
Realized (gains)/losses on hedge and non-hedge derivatives	2	26	27	57	47
Non-recurring items	3	-	-	(10)	-
Other	4	(6)	7	(15)	15
Non-controlling interests (Pueblo Viejo and Acacia)	5	(90)	(100)	(175)	(212)
Cash costs		$ 746	$ 916	$ 1,469	$ 1,824
General & administrative costs		88	70	146	137
Minesite exploration and evaluation costs	6	9	16	16	25
Minesite sustaining capital expenditures	7	235	361	410	714
Rehabilitation - accretion and amortization (operating sites)	8	14	40	25	76
Non-controlling interest, copper operations and other	9	(82)	(90)	(132)	(161)
All-in sustaining costs		$ 1,010	$ 1,313	$ 1,934	$ 2,615
Project exploration and evaluation and project costs	6	47	81	95	158
Community relations costs not related to current operations		3	4	5	7
Project capital expenditures	7	49	45	89	139
Rehabilitation - accretion and amortization (non-operating sites)	8	3	3	5	6
Non-controlling interest and copper operations	9	(15)	(11)	(31)	(15)
All-in costs		$ 1,097	$ 1,435	$ 2,097	$ 2,910
Ounces sold - equity basis (000s ounces)	10	1,292	1,466	2,598	2,851
Cost of sales per ounce	11,12	$ 836	$ 861	$ 823	$ 881
Cash costs per ounce	12	$ 578	$ 624	$ 565	$ 640
Cash costs per ounce (on a co-product basis)	12,13	$ 605	$ 648	$ 591	$ 666
All-in sustaining costs per ounce	12	$ 782	$ 895	$ 744	$ 918
All-in sustaining costs per ounce (on a co-product basis)	12,13	$ 809	$ 919	$ 770	$ 944
All-in costs per ounce	12	$ 849	$ 978	$ 807	$ 1,021
All-in costs per ounce (on a co-product basis)	12,13	$ 876	$ 1,002	$ 833	$ 1,047

1	By-product credits

Revenues include the sale of by-products for our gold and copper mines for the three months ended June 30, 2016, of $32 million (2015: $33 million) and the six months ended June 30, 2016 of $60 million (2015: $74 million); energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended June 30, 2016, of $14 million (2015: $20 million) and the six months ended June 30, 2016, of $24 million (2015: $38 million).

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $20 million and $44 million (2015: $21 million and $42 million, respectively) for the three and six months ended June 30, 2016, respectively, and realized non-hedge losses of $6 million and $13 million (2015: $6 million and $5 million, respectively) for the three and six months ended June 30, 2016, respectively. Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

Non-recurring items consist of $10 million in abnormal costs at Veladero. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

BARRICK THIRD QUARTER 2016	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

4	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $2 million and $4 million, respectively, (2015: $5 million and $10 million, respectively) and adding the cost of treatment and refining charges of $4 million and $9 million, respectively (2015: $3 million and $6 million, respectively). 2016 includes the removal of costs associated with our Pierina mine which is mining incidental ounces as it enters closure of $12 million and $28 million, respectively.

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $131 million and $257 million, respectively, for the three and six month periods ended June 30, 2016 (2015: $151 million and $325 million, respectively). Refer to Note 5 of the Financial Statements for further information.

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of this MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo and Cortez Lower Zone. Refer to page 31 of this MD&A.

8	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and Arturo. In 2016, figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended June 30,		For the six months ended June 30,
Non-controlling interest, copper operations and other	2016	2015	2016	2015
General & administrative costs	($ 12)	($ 14)	($ 22)	($ 26)
Minesite exploration and evaluation costs	(2)	(1)	(4)	(4)
Rehabilitation - accretion and amortization (operating sites)	(2)	(3)	(3)	(5)
Minesite sustaining capital expenditures	(66)	(72)	(103)	(126)
All-in sustaining costs total	($ 82)	($ 90)	($ 132)	($ 161)
Project exploration and evaluation and project costs	(2)	(2)	(5)	(4)
Project capital expenditures	(13)	(9)	(26)	(11)
All-in costs total	($ 15)	($ 11)	($ 31)	($ 15)

10	Ounces sold - equity basis

In 2016, figures remove the impact of Pierina as the mine is currently going through closure.

11	Cost of sales per ounce

In 2016, figures remove the cost of sales impact of Pierina of $16 million and $35 million, respectively, for the three and six month periods ended June 30, 2016, as the mine is currently going through closure. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
By-product credits	$ 46	$ 53	$ 84	$ 112
Non-controlling interest	(13)	(14)	(26)	(32)
By-product credits (net of non-controlling interest)	$ 33	$ 39	$ 58	$ 80

BARRICK THIRD QUARTER 2016	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis,     by operating segment

($ millions, except per ounce information in dollars)					For the three months ended June 30, 2016
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 239	$ 219	$ 173	$ 77	$ 100	$ 34	$ 180
Depreciation		(128)	(60)	(37)	(27)	(27)	(5)	(43)
By-product credits	1	-	-	(19)	(4)	(8)	-	(11)
Non-recurring items	2	-	-	-	-	-	-	-
Other	3	-	-	1	-	-	-	3
Non-controlling interests		-	-	(44)	-	-	-	(46)
Cash costs		$ 111	$ 159	$ 74	$ 46	$ 65	$ 29	83
General & administrative costs		-	-	-	-	-	-	21
Minesite exploration and evaluation costs	4	-	1	-	1	-	-	1
Minesite sustaining capital expenditures	5	21	25	25	19	22	8	47
Rehabilitation - accretion and amortization (operating sites)	6	2	2	3	2	1	-	2
Non-controlling interests		-	-	(12)	-	-	-	(26)
All-in sustaining costs		$ 134	$ 187	$ 90	$ 68	$ 88	$ 37	128
Project capital expenditures	5	12	33	-	-	-	-	1
Non-controlling interests		-	(13)	-	-	-	-	-
All-in costs		$ 146	$ 207	$ 90	$ 68	$ 88	$ 37	$ 129
Ounces sold - equity basis (000s ounces)		242	254	144	116	119	60	139
Cost of sales per ounce	7,8	$ 988	$ 862	$ 741	$ 663	$ 838	$ 572	$ 841
Cash costs per ounce	8	$ 457	$ 624	$ 515	$ 398	$ 551	$ 486	$ 595
Cash costs per ounce (on a co-product basis)	8,9	$ 458	$ 626	$ 579	$ 431	$ 615	$ 486	$ 635
All-in sustaining costs per ounce	8	$ 558	$ 737	$ 634	$ 585	$ 744	$ 621	$ 926
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 559	$ 739	$ 698	$ 618	$ 808	$ 621	$ 966
All-in costs per ounce	8	$ 603	$ 814	$ 634	$ 585	$ 744	$ 621	$ 929
All-in costs per ounce (on a co-product basis)	8,9	$ 604	$ 816	$ 698	$ 618	$ 808	$ 621	$ 969

BARRICK THIRD QUARTER 2016	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the three months ended June 30, 2015
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 195	$ 113	$ 224	$ 103	$ 110	$ 37	$ 187
Depreciation		(74)	(28)	(70)	(46)	(26)	(6)	(34)
By-product credits	1	-	-	(24)	(5)	(6)	-	(12)
Non-recurring items	2	-	-	-	-	-	-	-
Other	3	-	-	1	-	-	-	1
Non-controlling interests		-	-	(49)	-	-	-	(51)
Cash costs		$ 121	$ 85	$ 82	$ 52	$ 78	$ 31	$ 91
General & administrative costs		-	-	-	-	-	-	16
Minesite exploration and evaluation costs	4	1	6	-	1	1	-	1
Minesite sustaining capital expenditures	5	39	24	28	18	68	10	44
Rehabilitation - accretion and amortization (operating sites)	6	2	5	6	10	1	-	3
Non-controlling interests		-	-	(14)	-	-	-	(19)
All-in sustaining costs		$ 163	120	$ 102	$ 81	$ 148	$ 41	136
Project capital expenditures	5	18	26	-	-	-	-	(2)
Non-controlling interests		-	(9)	-	-	-	-	-
All-in costs		$ 181	$ 137	$ 102	$ 81	$ 148	$ 41	134
Ounces sold - equity basis (000s ounces)		201	164	151	160	153	53	118
Cost of sales per ounce	7,8	$ 967	$ 692	$ 928	$ 642	$ 717	$ 690	$ 1,023
Cash costs per ounce	8	$ 599	$ 522	$ 553	$ 325	$ 510	$ 575	$ 777
Cash costs per ounce (on a co-product basis)	8,9	$ 600	$ 524	$ 660	$ 355	$ 548	$ 575	$ 831
All-in sustaining costs per ounce	8	$ 811	$ 732	$ 682	$ 509	$ 961	$ 780	$ 1,149
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 812	$ 734	$ 789	$ 539	$ 999	$ 780	$ 1,203
All-in costs per ounce	8	$ 898	$ 838	$ 682	$ 509	$ 961	$ 780	$ 1,140
All-in costs per ounce (on a co-product basis)	8,9	$ 899	$ 840	$ 789	$ 539	$ 999	$ 780	$ 1,194

BARRICK THIRD QUARTER 2016	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the six months ended June 30, 2016
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 491	$ 431	$ 340	$ 145	$ 205	$ 69	$ 349
Depreciation		(267)	(119)	(80)	(55)	(52)	(11)	(79)
By-product credits	1	-	-	(37)	(9)	(14)	-	(20)
Non-recurring items	2	-	-	-	-	(10)	-	-
Other	3	-	-	4	-	-	-	5
Non-controlling interests		-	-	(84)	-	-	-	(91)
Cash costs		$ 224	$ 312	$ 143	$ 81	$ 129	$ 58	164
General & administrative costs		-	-	-	-	-	-	30
Minesite exploration and evaluation costs	4	-	1	-	1	-	-	2
Minesite sustaining capital expenditures	5	36	45	47	38	41	14	81
Rehabilitation - accretion and amortization (operating sites)	6	5	4	5	4	2	-	3
Non-controlling interests		-	-	(21)	-	-	-	(39)
All-in sustaining costs		$ 265	$ 362	$ 174	$ 124	$ 172	$ 72	241
Project capital expenditures	5	17	65	-	-	-	-	1
Non-controlling interests		-	(26)	-	-	-	-	-
All-in costs		$ 282	$ 401	$ 174	$ 124	$ 172	$ 72	$ 242
Ounces sold - equity basis (000s ounces)		520	501	312	217	243	108	256
Cost of sales per ounce	7,8	$ 944	$ 862	$ 668	$ 665	$ 842	$ 641	$ 876
Cash costs per ounce	8	$ 430	$ 623	$ 459	$ 372	$ 531	$ 536	$ 640
Cash costs per ounce (on a co-product basis)	8,9	$ 430	$ 624	$ 525	$ 413	$ 586	$ 536	$ 678
All-in sustaining costs per ounce	8	$ 511	$ 722	$ 559	$ 571	$ 709	$ 668	$ 941
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 511	$ 723	$ 625	$ 612	$ 764	$ 668	$ 979
All-in costs per ounce	8	$ 543	$ 799	$ 559	$ 571	$ 709	$ 668	$ 943
All-in costs per ounce (on a co-product basis)	8,9	$ 543	$ 800	$ 625	$ 612	$ 764	$ 668	$ 981

BARRICK THIRD QUARTER 2016	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the six months ended June 30, 2015
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 391	$ 262	$ 455	$ 202	$ 238	$ 68	$ 361
Depreciation		(144)	(60)	(139)	(87)	(52)	(11)	(67)
By-product credits	1	-	-	(60)	(10)	(12)	-	(20)
Non-recurring items	2	-	-	-	-	-	-	-
Other	3	-	-	6	-	-	-	3
Non-controlling interests		-	-	(112)	-	-	-	(100)
Cash costs		$ 247	$ 202	$ 150	$ 105	$ 174	$ 57	$ 177
General & administrative costs		-	-	-	-	-	-	27
Minesite exploration and evaluation costs	4	1	6	-	1	2	-	1
Minesite sustaining capital expenditures	5	60	80	61	31	136	16	84
Rehabilitation - accretion and amortization (operating sites)	6	4	7	9	21	2	-	5
Non-controlling interests		-	-	(28)	-	-	-	(36)
All-in sustaining costs		$ 312	295	$ 192	$ 158	$ 314	$ 73	258
Project capital expenditures	5	30	61	-	-	-	-	(1)
Non-controlling interests		-	(11)	-	-	-	-	-
All-in costs		$ 342	$ 345	$ 192	$ 158	$ 314	$ 73	257
Ounces sold - equity basis (000s ounces)		356	363	285	327	321	99	227
Cost of sales per ounce	7,8	$ 1,099	$ 722	$ 913	$ 618	$ 740	$ 687	$ 1,016
Cash costs per ounce	8	$ 693	$ 556	$ 526	$ 321	$ 542	$ 576	$ 780
Cash costs per ounce (on a co-product basis)	8,9	$ 694	$ 557	$ 662	$ 351	$ 579	$ 576	$ 826
All-in sustaining costs per ounce	8	$ 877	$ 811	$ 673	$ 483	$ 978	$ 747	$ 1,133
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 878	$ 812	$ 809	$ 513	$ 1,015	$ 747	$ 1,179
All-in costs per ounce	8	$ 961	$ 949	$ 673	$ 483	$ 978	$ 747	$ 1,130
All-in costs per ounce (on a co-product basis)	8,9	$ 962	$ 950	$ 809	$ 513	$ 1,015	$ 747	$ 1,176

1	By-product credits

Revenues include the sale of by-products for our gold mines and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three and six months ended June 30, 2016, of $14 million and $24 million, respectively (2015: $20 million and $38 million, respectively).

2	Non-recurring items

Non-recurring items consist of $10 million in abnormal costs at Veladero for the six months ended June 30, 2016. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

3	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $2 million and $4 million, respectively, (2015: $5 million and $10 million, respectively) and adding the cost of treatment and refining charges of $3 million and $5 million, respectively (2015: $2 million and $4 million, respectively).

4	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of this MD&A.

5	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo and Cortez Lower Zone. Refer to page 31 of this MD&A.

6	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

BARRICK THIRD QUARTER 2016	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

7	Cost of sales per ounce

Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

8	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

9	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)				For the three months ended June 30, 2016
	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$-	$ 19	$ 4	$ 8	$-	$ 11
Non-controlling interest	-	-	(9)	-	-	-	(4)
By-product credits (net of non-controlling interest)	$-	$-	$ 10	$ 4	$ 8	$-	$ 7

For the three months ended June 30, 2015
	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$-	$ 24	$ 5	$ 6	$-	$ 12
Non-controlling interest	-	-	(10)	-	-	-	(4)
By-product credits (net of non-controlling interest)	$-	$-	$ 14	$ 5	$ 6	$-	$ 8

For the six months ended June 30, 2016
	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$-	$ 37	$ 9	$ 14	$-	$ 20
Non-controlling interest	-	-	(18)	-	-	-	(7)
By-product credits (net of non-controlling interest)	$-	$-	$ 19	$ 9	$ 14	$-	$ 13

For the six months ended June 30, 2015
	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$-	$ 60	$ 10	$ 12	$-	$ 20
Non-controlling interest	-	-	(25)	-	-	-	(7)
By-product credits (net of non-controlling interest)	$-	$-	$ 35	$ 10	$ 12	$-	$ 13

BARRICK THIRD QUARTER 2016	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Cost of sales	$ 79	$ 238	$ 169	$ 489
Depreciation/amortization[1]	(9)	(26)	(20)	(63)
Treatment and refinement charges	38	41	84	83
Cash costs applicable to equity method investments[2]	43	-	84	-
Less: royalties	(10)	(35)	(25)	(69)
C1 cash cost of sales	$ 141	$ 218	$ 292	$ 440
General & administrative costs	5	5	12	12
Rehabilitation - accretion and amortization	2	2	3	4
Royalties	10	35	25	69
Minesite sustaining capital expenditures	41	44	70	71
All-in sustaining costs	$ 199	$ 304	$402	$ 596
Pounds sold - consolidated basis (millions pounds)	93	112	196	233
Cost of sales per pound[3,4]	$1.43	$2.13	$1.39	$2.10
C1 cash cost per pound[3]	$1.52	$ 1.94	$1.49	$ 1.89
All-in sustaining costs per pound[3]	$2.14	$2.72	$2.05	$2.56
[1]	For the three and six month periods ended June 30, 2016, depreciation excludes $11 million and $19 million, respectively, of depreciation applicable to equity method investments.
[2]	For the three and six month periods ended June 30, 2016, figures include $43 million and $84 million, respectively, of cash costs related to our 50% share of Zaldívar due to the divestment of 50% of our interest in the mine on December 1 , 2015, and subsequent accounting as an equity method investment.
[3]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[4]	Cost of sales related to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

EBITDA and Adjusted EBITDA

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Net earnings (loss)	$ 176	$ (9)	$ 104	$ 80
Income tax expense	173	103	359	208
Finance costs, net[1]	150	177	347	355
Depreciation	382	419	767	840
EBITDA	$ 881	$ 690	$ 1,577	$ 1,483
Impairment charges	4	35	5	40
Adjusted EBITDA	$ 885	$ 725	$ 1,582	$ 1,523
[1]	Finance costs exclude accretion.

BARRICK THIRD QUARTER 2016	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Segment Income to Segment EBITDA

($ millions)				For the three months ended June 30, 2016
	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 62	$ 100	$ 94	$ 69	$ 60	$ 41	$ 91
Depreciation	128	60	23	27	27	5	43
Segment EBITDA	$ 190	$ 160	$ 117	$ 96	$ 87	$ 46	$ 134

For the three months ended June 30, 2015
	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 43	$ 72	$ 55	$ 90	$ 67	$ 26	$ 36
Depreciation	74	28	44	46	26	6	34
Segment EBITDA	$ 117	$ 100	$ 99	$ 136	$ 93	$ 32	$ 70

For the six months ended June 30, 2016
	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 135	$ 175	$ 200	$ 124	$ 107	$ 61	$ 131
Depreciation	267	119	50	55	52	11	79
Segment EBITDA	$ 402	$ 294	$ 250	$ 179	$ 159	$ 72	$ 210

For the six months ended June 30, 2015
	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 34	$ 158	$ 120	$ 194	$ 140	$ 50	$ 69
Depreciation	144	60	80	87	52	11	67
Segment EBITDA	$ 178	$ 218	$ 200	$ 281	$ 192	$ 61	$ 136

Realized Price

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended June 30				For the six months ended June 30
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold		Copper
	2016	2015	2016	2015	2016	2015	2016	2015
Sales	$ 1,872	$ 1,921	$ 94	$ 257	$ 3,640	$ 3,840	$ 218	$ 524
Sales applicable to non-controlling interests	(228)	(189)	-	-	(439)	(432)	-	-
Sales applicable to equity method investments[1]	-	-	67	-	-	-	122	-
Sales applicable to Pierina[2]	(21)	-	-	-	(44)	-	-	-
Treatment and refinement charges	4	3	38	41	9	6	84	83
Export duties	-	9	-	-	2	19	-	-
Revenues – as adjusted	$ 1,627	$ 1,744	$ 199	$ 298	$ 3,168	$ 3,433	$ 424	$ 607
Ounces/pounds sold (000s ounces/millions pounds)[2]	1,292	1,466	93	112	2,598	2,851	196	233
Realized gold/copper price per ounce/pound[3]	$ 1,259	$ 1,190	$ 2.14	$ 2.66	$ 1,219	$ 1,204	$ 2.16	$ 2.60
[1]	Represents sales applicable to our 50% equity method investment in Zaldívar effective December 1, 2015 and subsequent accounting as an equity method investment.
[2]	2016 figures exclude Pierina from the calculation of realized price per ounce as the mine is currently going through closure.
[3]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2016	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES FIRST QUARTER 2016

These reconciliations have been included in this third quarter of 2016 MD&A to conform to the changes we made to the reconciliations in the second quarter 2016 MD&A, as highlighted on page 17.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended March 31
	2016	2015
Net earnings (loss) attributable to equity holders of the Company	$ (83)	$ 57

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	1	5
Acquisition/disposition (gains)/losses	8	(24)
Foreign currency translation losses	139	(2)
Significant tax adjustments[1]	51	6
Other expense adjustments[2]	68	26
Unrealized gains on non-hedge derivative instruments	(6)	1
Tax effect and non-controlling interest	(51)	(7)
Adjusted net earnings	$ 127	$ 62
Net earnings (loss) per share[3]	(0.07)	0.05
Adjusted net earnings per share[3]	0.11	0.05
[1]	Significant tax adjustments for the current year primarily relate to a tax provision booked by Acacia in Q1 2016.
[2]	Other expense adjustments for the current year relate to losses on debt extinguishment and the impact of the decrease in the discount rate used to calculate the provision for environmental remediation at our closed mines.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended March 31
	2016	2015
Net cash provided by operating activities	$ 451	$ 316
Capital expenditures	(270)	(514)
Free cash flow	$ 181	($ 198)

BARRICK THIRD QUARTER 2016	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended March 31,
	Footnote	2016	2015
Cost of sales related to gold production		$ 1,203	$ 1,425
Depreciation		(368)	(374)
By-product credits	1	(38)	(59)
Realized (gains)/losses on hedge and non-hedge derivatives	2	31	-
Non-recurring items	3	(10)	-
Other	4	(13)	9
Non-controlling interests (Pueblo Viejo and Acacia)	5	(85)	(112)
Cash costs		$ 720	$ 889
General & administrative costs		58	67
Minesite exploration and evaluation costs	6	7	8
Minesite sustaining capital expenditures	7	175	352
Rehabilitation - accretion and amortization (operating sites)	8	17	36
Non-controlling interest, copper operations and other	9	(56)	(68)
All-in sustaining costs		$ 921	$ 1,284
Project exploration and evaluation and project costs	6	48	78
Community relations costs not related to current operations		2	3
Project capital expenditures	7	40	95
Rehabilitation - accretion and amortization (non-operating sites)	8	2	2
Non-controlling interest and copper operations	9	(16)	(6)
All-in costs		$ 997	$ 1,456
Ounces sold - equity basis (000s ounces)	10	1,306	1,385
Cost of sales per ounce	11,12	$ 810	$ 903
Cash costs per ounce	12	$ 553	$ 642
Cash costs per ounce (on a co-product basis)	12,13	$ 577	$ 671
All-in sustaining costs per ounce	12	$ 706	$ 927
All-in sustaining costs per ounce (on a co-product basis)	12,13	$ 730	$ 956
All-in costs per ounce	12	$ 764	$ 1,051
All-in costs per ounce (on a co-product basis)	12,13	$ 788	$ 1,080

1	By-product credits

Revenues include the sale of by-products for our gold and copper mines for the three months ended March 31, 2016, of $28 million (2015: $41 million) and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended March 31, 2016, of $10 million (2015: $18 million).

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $24 million (2015: $nil) for the three months ended March 31, 2016, and realized non-hedge losses of $7 million (2015: $nil) for the three months ended March 31, 2016. Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

Non-recurring items consist of $10 million in abnormal costs at Veladero. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

4	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $2 million (2015: $3 million) and adding the cost of treatment and refining charges of $4 million (2015: $3 million). 2016 includes the removal of costs associated with our Pierina mine which is mining incidental ounces as it enters closure of $19 million.

BARRICK THIRD QUARTER 2016	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $126 million for the three month period ended March 31, 2016 (2015: $174 million). Refer to Note 5 of the Financial Statements for further information.

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of this MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo and Cortez Lower Zone. Refer to page 31 of this MD&A.

8	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and Arturo. In 2016, figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended March 31,
Non-controlling interest, copper operations and other	2016	2015
General & administrative costs	($ 10)	($ 12)
Minesite exploration and evaluation costs	(2)	(2)
Rehabilitation - accretion and amortization (operating sites)	(2)	(1)
Minesite sustaining capital expenditures	(42)	(53)
All-in sustaining costs total	($ 56)	($ 68)
Project exploration and evaluation and project costs	(3)	(3)
Project capital expenditures	(13)	(3)
All-in costs total	($ 16)	($ 6)

10	Ounces sold - equity basis

In 2016, figures remove the impact of Pierina as the mine is currently going through closure.

11	Cost of sales per ounce

In 2016, figures remove the cost of sales impact of Pierina of $19 million for the three month period ended September 30, 2016, as the mine is currently going through closure. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures

Cost of sales per ounce, ash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended March 31,
	2016	2015
By-product credits	$ 38	$ 59
Non-controlling interest	(13)	(18)

By-product credits (net of non-controlling interest)	$ 25	$ 41

BARRICK THIRD QUARTER 2016	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended March 31, 2016
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 252	$ 212	$ 167	$ 68	$ 105	$ 35	$ 169
Depreciation		(139)	(59)	(43)	(28)	(25)	(6)	(36)
By-product credits	1	-	-	(18)	(5)	(6)	-	(9)
Non-recurring items	2	-	-	-	-	(10)	-	-
Other	3	-	-	3	-	-	-	2
Non-controlling interests		-	-	(40)	-	-	-	(45)
Cash costs		$ 113	$ 153	$ 69	$ 35	$ 64	$ 29	$ 81
General & administrative costs		-	-	-	-	-	-	9
Minesite exploration and evaluation costs	4	-	-	-	-	-	-	1
Minesite sustaining capital expenditures	5	15	20	22	19	19	6	34
Rehabilitation - accretion and amortization (operating sites)	6	3	2	2	2	1	-	1
Non-controlling interests		-	-	(9)	-	-	-	(13)
All-in sustaining costs		$ 131	$ 175	$ 84	$ 56	$ 84	$ 35	113
Project capital expenditures	5	5	32	-	-	-	-	-
Non-controlling interests		-	(13)	-	-	-	-	-
All-in costs		$ 136	$ 194	$ 84	$ 56	$ 84	$ 35	$ 113
Ounces sold - equity basis (000s ounces)		278	246	169	101	124	48	118
Cost of sales per ounce	7,8	$ 906	$ 861	$ 606	$ 668	$ 842	$ 734	$ 913
Cash costs per ounce	8	$ 407	$ 621	$ 411	$ 341	$ 513	$ 600	$ 693
Cash costs per ounce (on a co-product basis)	8,9	$ 407	$ 620	$ 478	$ 392	$ 560	$ 600	$ 729
All-in sustaining costs per ounce	8	$ 469	$ 709	$ 496	$ 551	$ 675	$ 728	$ 959
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 469	$ 708	$ 563	$ 602	$ 722	$ 728	$ 995
All-in costs per ounce	8	$ 490	$ 787	$ 496	$ 551	$ 675	$ 728	$ 960
All-in costs per ounce (on a co-product basis)	8,9	$ 490	$ 786	$ 563	$ 602	$ 722	$ 728	$ 996

BARRICK THIRD QUARTER 2016	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the three months ended March 31, 2015
	Footnote	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 196	$ 149	$ 231	$ 99	$ 128	$ 31	$ 174
Depreciation		(70)	(32)	(69)	(41)	(26)	(5)	(33)
By-product credits	1	-	-	(36)	(5)	(6)	-	(8)
Non-recurring items	2	-	-	-	-	-	-	-
Other	3	-	-	5	-	-	-	2
Non-controlling interests		-	-	(63)	-	-	-	(49)
Cash costs		$ 126	$ 117	$ 68	$ 53	$ 96	$ 26	$ 86
General & administrative costs		-	-	-	-	-	-	11
Minesite exploration and evaluation costs	4	-	-	-	-	1	-	-
Minesite sustaining capital expenditures	5	21	55	33	13	68	6	40
Rehabilitation - accretion and amortization (operating sites)	6	2	2	3	11	1	-	2
Non-controlling interests		-	-	(14)	-	-	-	(17)
All-in sustaining costs		$ 149	174	$ 90	$ 77	$ 166	$ 32	$ 122
Project capital expenditures	5	12	35	-	-	-	-	1
Non-controlling interests		-	(2)	-	-	-	-	-
All-in costs		$ 161	$ 207	$ 90	$ 77	$ 166	$ 32	$ 123
Ounces sold - equity basis (000s ounces)		155	199	134	167	168	45	110
Cost of sales per ounce	7,8	$ 1,270	$ 746	$ 896	$ 595	$ 763	$ 685	$ 1,009
Cash costs per ounce	8	$ 816	$ 584	$ 510	$ 317	$ 572	$ 578	$ 783
Cash costs per ounce (on a co-product basis)	8,9	$ 818	$ 585	$ 678	$ 347	$ 608	$ 578	$ 820
All-in sustaining costs per ounce	8	$ 962	$ 876	$ 675	$ 461	$ 991	$ 709	$ 1,117
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 964	$ 877	$ 843	$ 491	$ 1,027	$ 709	$ 1,154
All-in costs per ounce	8	$ 1,043	$ 1,038	$ 675	$ 461	$ 991	$ 709	$ 1,122
All-in costs per ounce (on a co-product basis)	8,9	$ 1,045	$ 1,039	$ 843	$ 491	$ 1,027	$ 709	$ 1,159

1	By-product credits

Revenues include the sale of by-products for our gold mines and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended March 31, 2016, of $10 million (2015: $18 million).

2	Non-recurring items

Non-recurring items consist of $10 million (2015: $nil) in abnormal costs at Veladero. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

3	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $3 million (2015: $5 million) and adding the cost of treatment and refining charges of $2 million (2015: $2 million).

4	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of this MD&A.

5	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo and Cortez Lower Zone. Refer to page 31 of this MD&A.

6	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

7	Cost of sales per ounce

Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

BARRICK THIRD QUARTER 2016	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

8	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

9	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)					For the three months ended March 31, 2016
	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$-	$ 18	$ 5	$ 6	$-	$ 9
Non-controlling interest	-	-	(9)	-	-	-	(3)

By-product credits (net of non-controlling interest)	$-	$-	$ 8	$ 5	$ 6	$-	$ 6

For the three months ended March 31, 2015
	Cortez	Goldstrike	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$-	$ 36	$ 5	$ 6	$-	$ 8
Non-controlling interest	-	-	(15)	-	-	-	(3)

By-product credits (net of non- controlling interest)	$-	$-	$ 21	$ 5	$ 6	$-	$ 5

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended March 31
	2016	2015
Cost of sales	$ 89	$ 251
Depreciation/amortization[1]	(11)	(37)
Treatment and refinement charges	46	42
Cash costs applicable to equity method investments[2]	41	-
Less: royalties	(14)	(34)
Other	-	1

C1 cash cost of sales	$ 151	$ 223
General & administrative costs	7	6
Rehabilitation - accretion and amortization	1	2
Royalties	14	34
Mine development expenditures	25	19
Sustaining capital expenditures	5	7

All-in sustaining costs	$ 203	$ 291
Pounds sold - consolidated basis (millions pounds)	103	121
Cost of sales per pound[3,4]	$ 1.34	$ 2.07
C1 cash cost per pound[3]	$ 1.47	$ 1.84
All-in sustaining costs per pound[3]	$ 1.97	$ 2.40

[1]	For the three month period ended March 31, 2016, depreciation excludes $8 million of depreciation applicable to equity method investments.
[2]

2016 figures include $41 million of cash costs related to our 50% share of Zaldívar due to the divestment of 50% of our interest in the mine on December 1 , 2015 and subsequent accounting as an equity method investment.

[3]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[4]

Cost of sales related to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK THIRD QUARTER 2016	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended March 31
	2016	2015
Net earnings (loss)	$ (72)	$ 89
Income tax expense	186	105
Finance costs, net[1]	197	178
Depreciation	385	421
EBITDA	$ 696	$ 793
Impairment charges	1	5
Adjusted EBITDA	$ 697	$ 798
[1]	Finance costs exclude accretion.

Reconciliation of Segment Income to Segment EBITDA

($ millions)				For the three months ended March 31, 2016
	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 73	$ 75	$ 106	$ 55	$ 47	$ 20	$ 40
Depreciation	139	59	27	28	25	6	36
Segment EBITDA	$ 212	$ 134	$ 133	$ 83	$ 72	$ 26	$ 76

For the three months ended March 31, 2015
	Cortez	Goldstrike	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	($ 9)	$ 86	$ 65	$ 104	$ 73	$ 24	$ 33
Depreciation	70	32	36	41	26	5	33
Segment EBITDA	$ 61	$ 118	$ 101	$ 145	$ 99	$ 29	$ 66

Realized Price

Reconciliation of Sales to Realized Price per ounce/pound

			For the three months ended March 31
($ millions, except per ounce/pound information in dollars)	Gold		Copper
	2016	2015	2016	2015
Sales	$ 1,768	$ 1,919	$ 124	$ 267
Sales applicable to non-controlling interests	(211)	(243)	-	-
Sales applicable to equity method investments[1]	-	-	55	-
Sales applicable to Pierina[2]	(22)	-	-	-
Treatment and refinement charges	4	3	46	42
Export duties	2	10	-	-
Revenues – as adjusted	$ 1,541	$ 1,689	$ 225	$ 309
Ounces/pounds sold (000s ounces/millions pounds)[2]	1,306	1,385	103	121
Realized gold/copper price per ounce/pound[3]	$ 1,181	$ 1,219	$ 2.18	$ 2.55
[1]	Represents sales applicable to our 50% equity method investment in Zaldívar effective December 1, 2015 and subsequent accounting as an equity method investment.
[2]	2016 figures exclude Pierina from the calculation of realized price per ounce.
[3]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2016	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Haggarty, P. Eng., Senior Director, Metallurgy of Barrick who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

ENDNOTES

[1]	Includes $674 million cash primarily held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo

[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 49 to 79 of this MD&A.

[3]

Cost of sales related to gold per ounce is calculated using cost of sales related to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales related to copper per pound is calculated using cost of sales related to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

[4]	Amount excludes capital leases and includes project financing payments at Pueblo Viejo (60% basis) and Acacia (100% basis).

BARRICK THIRD QUARTER 2016	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Revenue (notes 5 and 6)	$2,297	$2,315	$6,239	$6,791
Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,291	1,742	3,951	5,139
General and administrative expenses	71	44	217	181
Exploration, evaluation and project expenses	44	86	155	269
Impairment charges (note 9B and 13)	49	452	54	492
Loss (gain) on currency translation (note 9C)	19	(43)	181	(12)
Closed mine rehabilitation	16	(8)	46	(19)
Loss (income) from equity investees (note 12)	3	-	(5)	-
(Gain) loss on non-hedge derivatives	(4)	12	(7)	23
Other expense (income) (note 9A)	39	(45)	42	(31)
Income before finance costs and income taxes	$769	$75	$1,605	$749
Finance costs, net	(189)	(205)	(562)	(591)
Income before income taxes	$580	$(130)	$1,043	$158
Income tax expense (note 10)	(335)	(122)	(694)	(330)
Net income (loss)	$245	$(252)	$349	$(172)
Attributable to:
Equity holders of Barrick Gold Corporation	$175	$(264)	$230	$(216)
Non-controlling interests (note 17)	$70	$12	$119	$44

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 8)
Net income (loss)
Basic	$0.15	$(0.23)	$0.20	$(0.19)
Diluted	$0.15	$(0.23)	$0.20	$(0.19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2016	81	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Net income (loss)	$245	$(252)	$349	$(172)
Other comprehensive income (loss), net of taxes

Movement in equity investments fair value reserve:
Net unrealized change on equity investments, net of tax $nil, $nil, $nil and $nil	5	(3)	16	(14)
Net realized change on equity investments, net of tax $nil, $nil, $nil and $nil	-	-	-	18

Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $1, $30, ($6) and $31	(4)	(74)	8	(107)
Realized losses on derivatives designated as cash flow hedges, net of tax ($2), ($8), ($6) and ($8)	15	15	51	66
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	6	(46)	99	(76)
Total other comprehensive income (loss)	22	(108)	174	(113)
Total comprehensive income	$267	$(360)	$523	$(285)
Attributable to:
Equity holders of Barrick Gold Corporation	$197	$(372)	$404	$(329)
Non-controlling interests	$70	$12	$119	$44

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2016	82	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
OPERATING ACTIVITIES
Net income (loss)	$245	$(252)	$349	$(172)
Adjusted for the following items:
Depreciation	389	432	1,156	1,272
Finance costs	192	207	572	597
Impairment charges	49	452	54	492
Income tax expense (note 10)	335	122	694	330
(Gain) loss on non-hedge derivatives	(4)	12	(7)	23
Loss (gain) on sale of long-lived assets	37	(54)	35	(80)
Deposit on gold and silver streaming agreement	-	610	-	610
Change in working capital (note 11)	(72)	4	(364)	(203)
Other operating activities (note 11)	(119)	(108)	55	(54)
Operating cash flows before interest and income taxes	1,052	1,425	2,544	2,815
Interest paid	(45)	(86)	(313)	(435)
Income taxes paid	(56)	(84)	(302)	(284)
Net cash provided by operating activities	951	1,255	1,929	2,096
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(277)	(389)	(800)	(1,402)
Sales proceeds	86	8	96	27
Divestitures (note 4)	-	842	588	844
Investments sales	-	-	-	33
Other investing activities	(2)	(3)	(8)	(10)
Net cash (used in) provided by investing activities	(193)	458	(124)	(508)
FINANCING ACTIVITIES
Debt
Proceeds	-	1	3	6
Repayments	(465)	(493)	(1,445)	(765)
Dividends	(21)	(23)	(64)	(139)
Funding from non-controlling interests	28	10	55	32
Disbursements to non-controlling interests	(64)	(26)	(95)	(90)
Debt extinguishment costs	(30)	-	(70)	-
Net cash used in financing activities	(552)	(531)	(1,616)	(956)
Effect of exchange rate changes on cash and equivalents	1	(5)	4	(12)
Net increase in cash and equivalents	207	1,177	193	620
Cash and equivalents at the beginning of period	2,441	2,122	2,455	2,699
Add: cash and equivalents of assets classified as held for sale at the beginning of period	-	20	-	-
Cash and equivalents at the end of period	$2,648	$3,319	$2,648	$3,319
Less: cash and equivalents of assets classified as held for sale at the end of period	-	2	-	2
Cash and equivalents excluding assets classified as held for sale at the end of period	$2,648	$3,317	$2,648	$3,317

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2016	83	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30,	As at December 31,
	2016	2015
ASSETS
Current assets
Cash and equivalents (note 14A)	$2,648	$2,455
Accounts receivable	465	275
Inventories	1,862	1,717
Other current assets	249	263
Total current assets (excluding assets classified as held for sale)	$5,224	$4,710
Assets classified as held for sale	-	758
Total current assets	$5,224	$5,468

Non-current assets
Equity in investees (note 12)	1,169	1,199
Property, plant and equipment	14,043	14,434
Goodwill	1,371	1,371
Intangible assets	273	271
Deferred income tax assets	1,014	1,040
Non-current portion of inventory	1,553	1,502
Other assets	981	1,023
Total assets	$25,628	$26,308
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,238	$1,158
Debt (note 14B)	153	203
Current income tax liabilities	281	-
Other current liabilities	287	337
Total current liabilities (excluding liabilities classified as held for sale)	$1,959	$1,698
Liabilities classified as held for sale	-	149
Total current liabilities	$1,959	$1,847

Non-current liabilities
Debt (note 14B)	8,386	9,765
Provisions	2,385	2,102
Deferred income tax liabilities	1,555	1,553
Other liabilities	1,501	1,586
Total liabilities	$15,786	$16,853
Equity
Capital stock (note 16)	$20,875	$20,869
Deficit	(13,482)	(13,642)
Accumulated other comprehensive loss	(196)	(370)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	$7,518	$7,178
Non-controlling interests (note 17)	2,324	2,277
Total equity	$9,842	$9,455
Contingencies and commitments (notes 5 and 18)
Total liabilities and equity	$25,628	$26,308

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2016	84	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2016	1,165,081	$20,869	$(13,642)	$(370)	$321	$7,178	$2,277	$9,455
Net income	-	-	230	-	-	230	119	349
Total other comprehensive income	-	-	-	174	-	174	-	174
Total comprehensive income	-	-	230	174	-	404	119	523
Transactions with owners
Dividends	-	-	(64)	-	-	(64)	-	(64)
Funding from non-controlling interests	-	-	-	-	-	-	55	55
Other decrease in non-controlling interest	-	-	-	-	-	-	(127)	(127)
Dividend reinvestment plan (note 16)	350	6	(6)	-	-	-	-	-
Total transactions with owners	350	6	(70)	-	-	(64)	(72)	(136)
At September 30, 2016	1,165,431	$20,875	$(13,482)	$(196)	$321	$7,518	$2,324	$9,842

At January 1, 2015	1,164,670	$20,864	$(10,640)	$(298)	$321	$10,247	$2,615	$12,862
Net income	-	-	(216)	-	-	(216)	44	(172)
Total other comprehensive loss	-	-	-	(113)	-	(113)	-	(113)
Total comprehensive income (loss)	-	-	(216)	(113)	-	(329)	44	(285)
Transactions with owners
Dividends	-	-	(139)	-	-	(139)	-	(139)
Recognition of stock option expense	-	2	-	-	-	2	-	2
Funding from non-controlling interests	-	-	-	-	-	-	33	33
Other decrease in non-controlling interests	-	-	-	-	-	-	(95)	(95)
Dividend reinvestment plan	127	-	-	-	-	-	-	-
Other decreases	-	-	(6)	-	-	(6)	-	(6)
Total transactions with owners	127	2	(145)	-	-	(143)	(62)	(205)
At September 30, 2015	1,164,797	$20,866	$(11,001)	$(411)	$321	$9,775	$2,597	$12,372

1 Includes cumulative translation losses at September 30, 2016: $78 million (September 30, 2015: $198 million).

2 Includes additional paid-in capital as at September 30, 2016: $283 million (December 31, 2015: $283 million; September 30, 2015: $283 million) and convertible borrowings - equity component as at September 30, 2016: $38 million (December 31, 2015: $38 million; September 30, 2015: $38 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2016	85	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation.     Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, Argentina and the Dominican Republic and our producing copper mine is in Zambia. We hold a 50% interest in KCGM, a gold mine located in Australia and hold a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various gold projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2015, and have been consistently applied in the preparation of these interim financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on October 26, 2016.

B)	New Accounting Standards Issued But Not Yet Effective

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We are currently assessing the impact on our consolidated financial statements along with the planned timing of our adoption of IFRS 15.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements along with the planned timing of our adoption of IFRS 16.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the most recently filed Annual Consolidated Financial Statements for the year ended December 31, 2015. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 27 of the 2015 Annual Consolidated Financial Statements.

A)	Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded an increase of $40 million (2015: $54 million decrease) to the PER at our minesites for the three months ended September 30, 2016

BARRICK THIRD QUARTER 2016	86	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

and an increase of $231 million (2015: $121 million decrease) for the nine months ended September 30, 2016 primarily due to a decrease in the discount rate.

B)	Impairment and reversal of impairment for non-current assets and impairment of goodwill

In June 2016, the Zambian government passed legislation to amend the royalty tax for mining operations to a variable rate based on the prevailing copper price effective June 1, 2016. These rates are 4% at copper prices below $2.04; 5% at copper prices between $2.04 and $2.72; and 6% at a copper price of $2.72 and above. Legislation was also passed to remove the 15% variable profit tax on income from mining companies. We determined this was an indicator of potential reversal of impairments recorded on our Lumwana mine in the fourth quarter of 2014. In the second quarter of 2016, we evaluated the fair value less cost to dispose (“FVLCD”) and determined the recoverable amount was not in excess of the carrying value, and no reversal was recorded.

C)	Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 18 for further details on contingencies.

4 > ACQUISITIONS AND DIVESTITURES

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Gross cash proceeds on divesture
Bald Mountain	$ -	$ -	$ 423	$ -
Round Mountain	-	-	165	-
Cowal	-	550	-	550
Porgera	-	298	-	298
Other	-	-	-	2
	$ -	$ 848	$ 588	$ 850
Less: cash divested	-	$ (6)	-	(6)
	$ -	$ 842	$ 588	$ 844
A)	Acquisition of Robertson Property in Nevada

On June 21, 2016, we entered into an agreement to purchase the Robertson Property in Nevada from Coral Gold Resources (“Coral”). The transaction consists of a payment of $16 million of cash along with the return of 4.15 million shares (approximate value of $1 million) of Coral currently held by Barrick and a royalty on production. The transaction has been approved by Coral shareholders and, subject to satisfaction of the remaining closing conditions, is now expected to close in 2017.

B)	Disposition of Bald Mountain and Round Mountain Mines

On January 11, 2016, we closed the sale of our Bald Mountain mine and 50% interest in the Round Mountain mine. We received net cash consideration of $588 million, which reflected working capital adjustments of $22 million in the second quarter of 2016. The transactions resulted in a loss of $17 million for the nine month period ended September 30, 2016.

C)	Disposition of 50 percent interest in Zaldívar mine

On December 1, 2015, we completed the sale of 50% of our Zaldívar copper mine in Chile to Antofagasta Plc, finalizing consideration in August 2016 at $950 million cash previously received. The finalization of consideration resulted in an additional loss on disposition of $39 million and changed the fair value of the 50% of Zaldívar we retained, resulting in a write down of our equity method investment of $49 million.

D)	Disposition of Cowal and 50 percent interest in Porgera mines

On July 23, 2015, we completed the sale of our Cowal mine in Australia for cash consideration of $550 million. The transaction resulted in a gain of $28 million for the nine months ended September 30, 2015.

On August 31, 2015, we completed the sale of 50% of our interest in the Porgera mine in Papua New Guinea to Zijin Mining Group Company (‘Zijin’) for cash consideration of $298 million. The transaction resulted in a gain of $24 million for the nine months ended September 30, 2015. Subsequent to completion of the transaction, we account for Porgera as a joint operation and include our share of Porgera’s assets, liabilities, revenues and expenses in our financial statements.

BARRICK THIRD QUARTER 2016	87	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

Barrick’s business is organized into thirteen individual minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Therefore, each individual minesite, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Following the divestitures that were completed in 2015 and early 2016, we re-evaluated our reportable operating segments and no longer report on our interests in the following non-core properties: Porgera, Kalgoorlie, Zaldívar and Lumwana. Our updated presentation of our reportable operating segments will now be limited to six individual gold mines, Acacia and our Pascua-Lama project. The remaining operating segments, including the non-core properties referred to above and our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information
		Cost of Sales
For the three months ended September 30, 2016	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Goldstrike	$ 399	$ 157	$ 83	$ 2	$ -	$ 157
Cortez	350	116	113	-	6	115
Pueblo Viejo[3]	450	114	46	-	1	289
Lagunas Norte	150	49	22	1	3	75
Veladero	134	62	24	-	-	48
Turquoise Ridge	107	37	8	-	-	62
Acacia[3]	283	132	43	6	(7)	109
Pascua-Lama	-	-	1	10	2	(13)
Other Mines[4]	424	218	44	2	45	115
	$ 2,297	$ 885	$ 384	$ 21	$ 50	$ 957

Consolidated Statement of Income Information
		Cost of Sales
For the three months ended September 30, 2015	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Goldstrike	$ 329	$ 150	$ 59	$ 1	$ 1	$ 118
Cortez	315	116	77	1	3	118
Pueblo Viejo[3]	366	169	83	-	1	113
Lagunas Norte	140	50	45	2	3	40
Veladero	168	111	27	1	1	28
Turquoise Ridge	59	32	6	-	-	21
Acacia[3]	191	141	32	8	3	7
Pascua-Lama	-	-	8	30	(3)	(35)
Other Mines[2,4]	747	514	88	2	(45)	188
	$ 2,315	$ 1,283	$ 425	$ 45	$ (36)	$ 598

BARRICK THIRD QUARTER 2016	88	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information
		Cost of Sales
For the nine months ended September 30, 2016	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Goldstrike	$ 1,010	$ 469	$ 202	$ 3	$ 4	$ 332
Cortez	979	340	380	-	9	250
Pueblo Viejo[3]	1,130	374	126	-	2	628
Lagunas Norte	425	139	77	3	7	199
Veladero	445	215	76	-	(1)	155
Turquoise Ridge	238	95	19	-	1	123
Acacia[3]	783	402	122	18	1	240
Pascua-Lama	-	-	4	40	(10)	(34)
Other Mines[4]	1,229	696	135	4	52	342
	$ 6,239	$ 2,730	$ 1,141	$ 68	$ 65	$ 2,235

Consolidated Statement of Income Information
		Cost of Sales
For the nine months ended September 30, 2015	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Goldstrike	$ 759	$ 352	$ 119	$ 7	$ 5	$ 276
Cortez	747	363	221	2	9	152
Pueblo Viejo[3]	1,047	485	222	-	(1)	341
Lagunas Norte	540	165	132	3	6	234
Veladero	547	297	79	2	1	168
Turquoise Ridge	178	89	17	-	1	71
Acacia[3]	634	435	99	18	6	76
Pascua-Lama	-	-	16	86	(16)	(86)
Other Mines[2,4]	2,339	1,609	343	8	(12)	391
	$ 6,791	$ 3,795	$ 1,248	$ 126	$ (1)	$ 1,623
[1]	Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended September 30, 2016, accretion expense was $ 9 million (2015: $11 million); and for the nine months ended September 30, 2016, accretion expense was $32 million (2015: $34 million).
[2]	Includes revenues and segment income (loss) for the three months ended September 30, 2015, for Porgera ($144 million, $49 million), Kalgoorlie ($101 million, $26 million), Lumwana ($124 million, $19 million loss) and Zaldivar ($145 million, $38 million); for the nine months ended September 30, 2015, includes revenues and segment income(loss) for Porgera ($438 million, $104 million), Kalgoorlie ($275 million, $53 million), Lumwana ($382 million, $2 million) and Zaldivar ($411 million, $87 million). These mines were individually disclosed as operating segments in the prior year.
[3]	Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended September 30, 2016, for Pueblo Viejo $181 million, $61 million, $119 million (2015: $158 million, $106 million, $51 million) and Acacia $102 million, $63 million, $39 million (2015: $69 million, $62 million, $3 million); for the nine months ended September 30, 2016, for Pueblo Viejo $452 million, $193 million, $258 million (2015: $460 million, $301 million, $159 million) and Acacia $283 million, $188 million, $88 million (2015: $229 million, $192 million, $29 million).
[4]	Includes cost of sales of Pierina for the three months ended September 30, 2016 of $17 million (2015: $21 million); and for the nine months ended September 30, 2016 of $52 million (2015: $31 million).

BARRICK THIRD QUARTER 2016	89	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Segment income	$ 957	$ 598	$ 2,235	$ 1,623
Other cost of sales/amortization[1]	(22)	(34)	(80)	(96)
Exploration, evaluation and project expenses not attributable to segments	(23)	(41)	(87)	(143)
General and administrative expenses	(71)	(44)	(217)	(181)
Other income (expense) not attributable to segments	2	(2)	(9)	(4)
Impairment charges not attributable to segments	(49)	(452)	(54)	(492)
(Loss) gain on currency translation	(19)	43	(181)	12
Closed mine rehabilitation	(16)	8	(46)	19
(Loss) income from equity investees	(3)	-	5	-
Finance costs, net (includes non-segment accretion)[2]	(180)	(194)	(530)	(557)
Gain (loss) on non-hedge derivatives[3]	4	(12)	7	(23)

Income before income taxes	$ 580	$ (130)	$ 1,043	$ 158

[1]

Includes all realized hedge gains and losses for the three months ended September 30, 2016, of $15 million losses (2015: $24 million losses) and for the nine months ended September 30, 2016 of $59 million losses (2015: $66 million losses).

[2]	Includes debt extinguishment losses for the three months ended September 30, 2016, of $30 million (2015: $nil), and for the nine months ended September 30, 2016, $70 million (2015: $nil).
[3]

Includes unrealized non-hedge gains and losses for the three months ended September 30, 2016, of $12 million gains (2015: $3 million gains), and for the nine months ended September 30, 2016, $23 million gains (2015: $1 million losses).

Capital Expenditures Information	Segment capital expenditures[1]
	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Goldstrike	$ 51	$ 42	$ 161	$ 200
Cortez	37	38	90	128
Pueblo Viejo	22	23	69	84
Lagunas Norte	14	19	52	50
Veladero	5	51	46	187
Turquoise Ridge	9	7	23	23
Acacia	53	51	135	134
Pascua-Lama	3	-	6	-
Other Mines[2]	64	146	162	422

Segment total	$ 258	$ 377	$ 744	$ 1,228
Other items not allocated to segments	13	7	26	26

Total	$ 271	$ 384	$ 770	$ 1,254

[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended September 30, 2016, cash expenditures were $277 million (2015: $389 million) and the decrease in accrued expenditures was $6 million (2015: $5 million decrease). For the nine months ended September 30, 2016, cash expenditures were $800 million (2015: $ 1,402 million) and the decrease in accrued expenditures was $30 million (2015: $148 million decrease).
[2]	For the three months ended September 30, 2015, includes capital expenditures for Porgera ($30 million), Kalgoorlie ($4 million), Lumwana ($28 million) and Zaldivar ($33 million). For the nine months ended September 30, 2015, includes capital expenditures for Porgera ($84 million), Kalgoorlie ($27 million), Lumwana ($71 million) and Zaldivar ($61 million). These mines were individually disclosed as operating segments in the prior year.

Purchase Commitments

At September 30, 2016, we had purchase obligations for supplies and consumables of $920 million (December 31, 2015: $1,151 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $99 million at September 30, 2016 (December 31, 2015: $120 million).

BARRICK THIRD QUARTER 2016	90	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Gold bullion sales
Spot market sales	$ 2,077	$ 1,937	$ 5,580	$ 5,639
Concentrate sales	57	55	194	193
	$ 2,134	$ 1,992	$ 5,774	$ 5,832
Copper sales
Copper cathode sales[1]	$ -	$ 145	$ -	$ 411
Concentrate sales	104	124	322	382
	$ 104	$ 269	$ 322	$ 793
By-product credits[2]	$ 59	$ 54	$ 143	$ 166
Total	$ 2,297	$ 2,315	$ 6,239	$ 6,791

[1]	Copper cathode sales for the three months and nine months ended September 30, 2015, relate to Zaldivar which is now accounted for as an equity method investment. Refer to note 4C.
[2]	Revenues include the sale of by-products for our gold and copper mines for the three months ended September 30, 2016, of $50 million (2015: $32 million) and the nine months ended September 30, 2016, of $110 million (2015: $106 million), and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended September 30, 2016, of $9 million (2015: $22 million) and the nine months ended September 30, 2016, of $33 million (2015: $60 million).

7 > COST OF SALES

	Gold		Copper		Pascua-Lama/Other[3]		Total
For the three months ended September 30	2016	2015	2016	2015	2016	2015	2016	2015
Direct mining cost[1,2]	$ 761	$ 1,012	$ 48	$ 175	$ 16	$ 22	$ 825	$ 1,209
Depreciation	373	399	10	17	6	16	389	432
Royalty expense	57	64	7	16	-	-	64	80
Community relations	11	16	1	1	1	4	13	21

	$ 1,202	$ 1,491	$ 66	$ 209	$ 23	$ 42	$ 1,291	$ 1,742

	Gold		Copper		Pascua-Lama/Other[3]		Total
For the nine months ended September 30	2016	2015	2016	2015	2016	2015	2016	2015
Direct mining cost[1,2]	$ 2,344	$ 2,965	$ 169	$ 529	$ 61	$ 65	$ 2,574	$ 3,559
Depreciation	1,107	1,151	30	80	19	41	1,156	1,272
Royalty expense	156	174	32	85	-	-	188	259
Community relations	25	39	4	4	4	6	33	49

	$ 3,632	$ 4,329	$ 235	$ 698	$ 84	$ 112	$ 3,951	$ 5,139

[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $4 million for the three months ended September 30, 2016 (2015: $63 million), and $64 million for the nine months ended September 30, 2016 (2015: $151 million).
[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Other includes all realized hedge gains and losses and corporate amortization.

8 > EARNINGS (LOSS) PER SHARE

	For the three months ended September 30				For the nine months ended September 30
	2016		2015		2016		2015
($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss)	$ 245	$ 245	$ (252)	$ (252)	$ 349	$ 349	$ (172)	$ (172)
Net income attributable to non-controlling interests	(70)	(70)	(12)	(12)	(119)	(119)	(44)	(44)
Net income (loss) attributable to equity holders of Barrick Gold Corporation	$ 175	$ 175	$ (264)	$ (264)	$ 230	$ 230	$ (216)	$ (216)
Weighted average shares outstanding	1,165	1,165	1,165	1,165	1,165	1,165	1,165	1,165
Earnings per share data attributable to the equity holders of Barrick Gold Corporation
Net income (loss)	$ 0.15	$ 0.15	$ (0.23)	$ (0.23)	$ 0.20	$ 0.20	$ (0.19)	$ (0.19)

BARRICK THIRD QUARTER 2016	91	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > OTHER EXPENSES

A)	Other Expense (Income)

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Other expense:

Consulting fees	$ 2	$ 1	$ 4	$ 6
Bank charges	5	4	16	15
Loss (gain) on sale of non-current assets	37	(54)	35	(80)
Office closure	-	4	(4)	31
Other	-	1	5	4
Total other expense	$ 44	$ (44)	$ 56	$ (24)

Other income:
Other	$ (5)	$ (1)	$ (14)	$ (7)
Total other income	$ (5)	$ (1)	$ (14)	$ (7)
Total	$ 39	$ (45)	$ 42	$ (31)

B)	Impairment Charges

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Impairment of non-current assets	$ 49	$ (24)	$ 54	$ 16
Impairment of goodwill	-	476	-	476
Total	$ 49	$ 452	$ 54	$ 492

C)	Loss (gain) on Currency Translation

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Currency translation losses released as a result of the disposal and reorganization of entities	$ -	$ -	$91	$ -
Foreign currency translation losses (gains)	19	(43)	90	(12)
Total	$ 19	$ (43)	$ 181	$ (12)

10 > INCOME TAX EXPENSE (RECOVERY)

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Current	$ 285	$ 143	$ 678	$ 329
Deferred	50	(21)	16	1
	$ 335	$ 122	$ 694	$ 330

Income tax expense was $694 million for the nine months ended September 30, 2016. The underlying effective tax rate for ordinary income for the nine months ended September 30, 2016 was 49.5% after adjusting for the impact of income tax assessments in Tanzania, the impact of net currency translation losses on deferred tax balances, the impact of impairment charges, the impact of asset sales and non-hedge derivatives, and the impact of non-deductible foreign exchange losses. The unadjusted tax rate for income for the nine months ended September 30, 2016, was 67% of the income before income taxes.

Tax Assessments in Tanzania

In the first quarter of 2016, Acacia received a judgment from the Tanzanian Court of Appeal regarding a long standing dispute over tax calculations at Bulyanhulu from 2000 to 2006. The Court of Appeal was reviewing seven issues initially raised by the Tanzania Revenue Authority (TRA) in 2012 regarding certain historic tax loss carry forwards and ruled in favor of Bulyanhulu by the Tax Appeals Board in 2013. The TRA appealed against this ruling and in 2014 the Tax Tribunal reversed the decision for all seven issues. Acacia appealed against this judgment and in March 2016 the Court of Appeal found in favor of the TRA in five of the seven issues. The legal route in Tanzania has now been exhausted; however, Acacia is considering options for the next steps. Acacia has yet to receive a revised tax assessment following the judgment, but has booked further tax provisions of $70 million in Q1 2016 in order to address the direct impact of the ruling on Bulyanhulu’s tax loss carry forwards and the potential impact this may have on the applicability of certain capital deductions for other years and our other mines in Tanzania.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine net deferred tax liabilities. In the nine months ended September 30, 2016 and 2015, tax expense of $26 million and $18 million respectively primarily arose from translation losses on tax balances in Argentina, due to the weakening of the Argentine peso against the U.S. dollar. These translation losses are included within deferred income tax expense/recovery.

BARRICK THIRD QUARTER 2016	92	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > CASH FLOW – OTHER ITEMS

Operating Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Adjustments for non-cash income statement items:
Net currency translation losses	$ 19	$ (43)	$ 181	$ (12)
RSU expense (recovery)	(10)	(8)	53	8
Stock option expense	-	1	-	2
Loss (gain) from investment in equity investees	3	-	(5)	-
Change in estimate of rehabilitation costs at closed mines	16	(8)	46	(19)
Net inventory impairment charges[1]	4	63	64	151
Other assets and liabilities	(137)	(94)	(233)	(115)
Settlement of rehabilitation obligations	(14)	(19)	(51)	(69)
Other operating activities	$ (119)	$ (108)	$55	$ (54)
Cash flow arising from changes in:
Accounts receivable	$ (53)	$ (26)	$ (221)	$ 28
Inventory	(67)	48	(178)	(17)
Other current assets	45	27	71	(26)
Accounts payable	11	27	(55)	(53)
Other current liabilities	(8)	(72)	19	(135)
Change in working capital	$ (72)	$ 4	$ (364)	$ (203)

1 Net inventory impairment charges include impairment charges for the three months ended September 30, 2016 of $4 million (2015: $63 million) and impairment reversals of $nil (2015: $nil), and for the nine months ended September 30, 2016 of $64 million (2015: $152 million) and impairment reversals of $nil (2015: $1 million).

12 > EQUITY ACCOUNTING METHOD INVESTMENT CONTINUITY

	Kabanga	Jabal Sayid	Zaldívar	GNX	Total
At January 1, 2015	$ 28	$ 178	$ -	$ -	$ 206
Funds invested	2	-	-	5	7
Transfer to equity accounting method investment	-	-	993	-	993
Equity pick-up (loss) from equity investees	-	-	(3)	(4)	(7)
At December 31, 2015	$ 30	$ 178	$ 990	$ 1	$ 1,199
Funds invested	1	-	-	7	8
Transfer to equity accounting method investment	-	-	6	-	6
Equity pick-up (loss) from equity investees	(1)	(2)	13	(5)	5
Impairment charges	-	-	(49)	-	(49)
At September 30, 2016	$ 30	$ 176	$ 960	$ 3	$ 1,169
Publicly traded	No	No	No	No

BARRICK THIRD QUARTER 2016	93	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > IMPAIRMENT OF GOODWILL AND OTHER

ASSETS

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. Refer to note 20 of the 2015 annual consolidated financial statements for further information.

For the three months ended September 30, 2016, we recorded impairment charges of $49 million (2015: $24 million reversals) for non-current assets and $nil (2015: $476 million) for goodwill, as summarized in the following table:

Summary of impairments (reversals)
	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
Equity method investments	$ 49	$ -	$ 49	$ -
Zaldivar goodwill	-	476	-	476
Pascua-Lama	-	(18)	3	(18)
Pueblo Viejo	-	(7)	-	11
Goldstrike	-	-	-	8
Golden Sunlight	-	-	-	6
Cortez	-	-	-	2
Other	-	1	2	7
Total	$ 49	$ 452	$ 54	$ 492

Indicators of impairment

2016

As noted in note 4C, in third quarter 2016 we agreed to an adjustment of the purchase price for the 50% interest in our Zaldívar mine. This adjustment resulted in an additional impairment loss of $49 million. This is in addition to the impairment loss we recognized in the third quarter 2015, as detailed below.

2015

As at September 30, 2015, all of the assets and liabilities of Zaldívar were classified as held-for-sale as disposition of 50% results in a loss of control. As the initially agreed selling price is lower than previously recognized carrying values, we recorded a goodwill impairment of $476 million. The agreed selling price was lower than our previous assessment of FVLCD due to lower short-term copper prices, the impact of 10 months’ worth of production on the fair value and an increase in observable discount rates.

In third quarter 2015, a net reversal of $16M was recognized relating to the termination of contracts of certain leased assets at Pascua-Lama that had previously been impaired. They are now carried at their expected realizable value.

In second quarter 2015, we determined that we expect to sell the Monte Rio power asset at our Pueblo Viejo mine. Power supply to Pueblo Viejo is not impacted by this disposition. In third quarter 2015, we entered into an agreement to sell the asset and recorded a partial reversal of this impairment based on the agreed upon sales price. For the nine months ended September 30, 2015, we recorded an impairment loss of $11 million to reduce its carrying value down to its net realizable value.

14 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

A) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days. Cash and equivalents also include $674 million cash that is held in subsidiaries that have regulatory regulations or contractual restrictions, or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK THIRD QUARTER 2016	94	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B)	Debt[1]

	As at September 30, 2016	As at December 31, 2015
4.4%/5.7% notes[2,9]	$ 2,061	$ 2,182
3.85%/5.25% notes	1,078	1,077
5.80% notes[3,9]	395	395
6.35% notes[4,9]	592	592
Other fixed-rate notes[5,9]	1,605	2,451
Project financing	398	646
Capital leases[6]	121	153
Other debt obligations	622	654
2.5%/4.10%/5.75% notes[7,9]	1,567	1,690
Acacia credit facility[8]	100	128
	$ 8,539	$ 9,968
Less: current portion[10]	(153)	(203)
	$ 8,386	$ 9,765
[1]	The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
[2]

Consists of $2.1 billion (2015: $2.2 billion) in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $1.225 billion (2015: $1.35 billion) of BNAF notes due 2021 and $850 million of BNAF notes due 2041.

[3]	Consists of $400 million of 5.80% notes which mature in 2034.
[4]	Consists of $600 million of 6.35% notes which mature in 2036.
[5]

Consists of $1.6 billion (2015: $2.5 billion) in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $279 million (2015: $475 million) of BGC notes due 2019, $248 million (2015: $400 million) of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039. The BNAF notes due 2018 were repurchased in full in the third quarter of 2016.

[6]	Consists primarily of capital leases at Pascua-Lama, $52 million, and Lagunas Norte, $63 million (2015: $57 million and $88 million, respectively).
[7]

Consists of $1.6 billion (2015: $1.7 billion) in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $731 million of BGC notes due 2023 and $850 million of BNAF notes due 2043. The BGC notes due 2018 were repurchased in full in the second quarter of 2016.

[8]	Consists of an export credit backed term loan facility.
[9]

We provide an unconditional and irrevocable guarantee on all Barrick North America Finance LLC (“BNAF”), Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”), Barrick Gold Finance Company (“BGFC”) and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[10]

The current portion of long-term debt consists of project financing ($72 million; 2015: $89 million), other debt obligations ($15 million; 2015: $45 million), capital leases ($38 million; 2015: $41 million) and Acacia credit facility ($28 million; 2015: $28 million).

Jabal Sayid Financing Facility

On April 2, 2015, Ma’aden Barrick Copper Company signed a financing agreement with the Saudi British Bank to finance the Jabal Sayid copper project (an equity method investment for Barrick) for Saudi Riyal (“SAR”) 750 million ($200 million USD). Barrick has provided a guarantee equal to our proportionate ownership interest (50%).

Debt Management

On March 21, 2016, we settled a cash tender offer up to $750 million for specified series of outstanding notes. The settlement resulted in a debt extinguishment loss of $37 million. On June 24, 2016, we executed the make-whole redemption on $105 million of BGC notes due 2018. The settlement resulted in a debt extinguishment loss of $3 million. On September 26, 2016, we executed the make-whole redemption on $273 million of BNAF notes due 2018. The settlement resulted in a debt extinguishment loss of $30 million.

BARRICK THIRD QUARTER 2016	95	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > FAIR VALUE MEASUREMENTS

A)  Assets and Liabilities Measured at Fair Value on a

Recurring Basis

As at September 30, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$ 2,648	$ -	$ -	$ 2,648
Other investments	27	-	-	27
Derivatives	-	(123)	-	(123)
Receivables from provisional copper and gold sales	-	87	-	87
	$ 2,675	$ (36)	$ -	$ 2,639

B) Fair Values of Financial Assets and Liabilities

	As at Sept. 30, 2016		As at Dec. 31, 2015
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other receivables	$ 394	$ 394	$ 365	$ 365
Other investments[1]	27	27	8	8
Derivative assets	1	1	1	1
	$ 422	$ 422	$ 374	$ 374
Financial liabilities
Debt[2]	$ 8,539	$ 9,560	$ 9,968	$ 8,516
Derivative liabilities	124	124	264	264
Other liabilities	287	287	223	223
	$ 8,950	$ 9,971	$ 10,455	$ 9,003
[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

The Company’s valuation techniques were presented in Note 25 of the consolidated financial statements for the year ended December 31, 2015, and have been consistently applied in these interim financial statements.

16 > CAPITAL STOCK

A)  Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,165,430,940 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “ First Preferred Share, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

B)  Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 349,561 common shares issued to shareholders for the nine months ended September 30, 2016.

17 > NON-CONTROLLING INTERESTS

	Pueblo Viejo 40%	Acacia 36.1%	Cerro Casale 25%	Other	Total
At January 1, 2016	$ 1,232	$ 677	$ 318	$ 50	$ 2,277
Share of income (loss)	104	17	-	(2)	119
Cash contributed	-	-	1	54	55
Decrease in non-controlling interest[1]	(95)	(7)	-	(25)	(127)
At September 30, 2016	$ 1,241	$ 687	$ 319	$ 77	$ 2,324
[1]	Primarily represents disbursements made to non-controlling interest at Pueblo Viejo.

BARRICK THIRD QUARTER 2016	96	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

18 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the Company’s Annual Consolidated Financial Statements for the year ended December 31, 2015, and no new contingencies have occurred that are material to the Company since the issuance of the Annual Consolidated Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the Annual Consolidated Financial Statements.

Litigation and Claims Update

U.S. Shareholder Class Action

On May 31, 2016, the Company confirmed that it had reached a $140 million settlement in this matter. The amount of the settlement is insured. The Company continues to believe that the allegations by the lead plaintiffs in this matter are unfounded, and under the terms of the settlement agreement, the Company has not accepted any allegations of wrongdoing or liability.

Proposed Canadian Securities Class Actions

On July 18, 2016, the Court of Appeal for Ontario dismissed the appeal of the losing counsel group in the dispute over which of the competing counsel groups will take the lead in the Ontario litigation, thereby affirming the lower court’s decision in favor of the counsel group that commenced the first and fourth Ontario actions. The losing counsel group is seeking leave to appeal to the Supreme Court of Canada.

Pascua-Lama – SMA Regulatory Sanctions

Consolidated Administrative Proceeding

On April 4, 2016, the SMA issued two reports assessing water quality data previously provided by CMN. The SMA rejected CMN’s challenge to certain aspects of these reports on April 25, 2016. The SMA will consider these reports when issuing a new administrative decision in this matter, as required by the March 3, 2014 decision of the Environmental Court.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the 2013 Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. A final resolution from the SMA with respect to these matters is pending.

Pascua-Lama – Constitutional Protection Action

On August 12, 2016, the court ruled in favor of CMN and the Chilean mining authority (Sernageomin), rejecting the plaintiffs’ challenges to the Temporary and Partial Closure Plan for the Pascua-Lama project. On August 19, 2016, the plaintiffs appealed the court’s decision to the Chilean Supreme Court. A hearing has been requested and a decision from the Supreme Court on this matter is pending.

Pascua-Lama – Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean cabinet, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict any potential losses.

BARRICK THIRD QUARTER 2016	97	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Veladero – Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanction Proceeding

On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against Minera Argentina Gold SRL (“MAGSRL”) (formerly, Minera Argentina Gold S.A. or MAGSA), Barrick’s Argentine subsidiary that operates the Veladero mine, in connection with the solution release. MAGSRL was formally notified of this decision on March 15, 2016. On April 6, 2016, MAGSRL sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAGSRL paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso/$ exchange rate) while the request for reconsideration is pending. MAGSRL is implementing a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority. Certain construction related activities are still pending completion.

Criminal Matters

On March 11, 2016, a San Juan Provincial court laid criminal charges based on alleged negligence against nine current and former MAGSRL employees in connection with the solution release (the “Provincial Action”). The individual defendants have appealed the indictment.

In addition, a federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAGSRL to prevent the solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.

On May 5, 2016, in response to a jurisdictional challenge from the San Juan provincial judge and a former MAGSRL director, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release itself. As a result of this decision, the investigation into the incident will continue to be conducted by the San Juan Provincial judge in the Provincial Action, who will have exclusive jurisdiction to assess the request for an injunction as well as the technical studies and committee appointments previously ordered by the federal judge. To date, no charges have been laid against any specific individuals in connection with the Federal Investigation, consistent with its more limited scope.

MAGSRL is not a party to either the Provincial Action or the Federal Investigation. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict any potential losses.

Veladero – Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAGSRL has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAGSRL. The San Juan Provincial mining authority has not yet served notice on MAGSRL of any charges that may be laid under the infringement proceeding. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s

BARRICK THIRD QUARTER 2016	98	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict the outcome.

Argentine Glacier Legislation and Constitutional Litigation

On October 3, 2016, federal authorities published a partial national inventory of glaciers, which includes the area where the Veladero mine and Pascua Lama Project are located. The Company is analyzing the partial national inventory to determine whether it is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit, which concluded that Veladero and Pascua Lama do not impact glaciers or peri-glaciers.

BARRICK THIRD QUARTER 2016	99	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

HEAD OFFICE	TRANSFER AGENTS AND REGISTRARS

Barrick Gold Corporation

Brookfield Place

TD Canada Trust Tower

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Telephone: +1 416 861-9911

Toll-free: 1-800-720-7415

Fax: +1 416 861-2492

Email: investor@barrick.com

Website: www.barrick.com

SHARES LISTED

ABX – The New York Stock Exchange

The Toronto Stock Exchange

CST Trust Company

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@canstockta.com

Website: www.canstockta.com

INVESTOR CONTACT	MEDIA CONTACT

Daniel Oh	Andy Lloyd
Senior Vice President	Senior Vice President
Investor Engagement and Governance	Communications
Telephone: +1 416 307-7474	Telephone: +1 416 307-7414
Email: doh@barrick.com	Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Third Quarter Report 2016, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “objective” “aspiration”, “aim”, “intend”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “should”, “could”, “would”, and similar expressions identify forward-looking statements. In particular, this Third Quarter Report 2016 contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, all-in-sustaining costs per ounce/pound, cash costs per ounce, and C1 cash costs per pound; (iii) cash flow forecasts; (iv) projected capital, operating, and exploration expenditures; (v) targeted debt and cost reductions; (vi) targeted investments by Barrick’s Growth Group; (vii) mine life and production rates; (viii) potential mineralization and metal or mineral recoveries; (ix) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (x) the Lama starter project and the potential for phased in development of the Pascua-Lama project; (xi) the potential impact and benefits of Barrick’s digital reinvention initiative; (xii) timing and completion of acquisitions; (xiii) asset sales or joint ventures; and (xiv) expectations regarding future price assumptions, financial performance, and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; risks associated with the implementation of Barrick’s digital reinvention initiative and the ability of the projects under this initiative to meet the Company’s capital allocation objectives; diminishing quantities or grades of reserves; increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives and investments targeted by the Growth Group will meet the Company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows;

adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls, or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property, and political or economic developments in Canada, the United States, and other jurisdictions in which the Company does or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption, and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage, and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power, and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortage, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding, and gold bullion, copper cathode, or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Third Quarter Report 2016 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.